



EVERGREEN MARINE CORPORATION AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS AND REPORT OF INDEPENDENT ACCOUNTANTS

DECEMBER 31, 2009 AND 2008

22

For the convenience of readers and for information purpose only, the auditors' report and the accompanying financial statements have been translated into English from the original Chinese version prepared and used in the Republic of China. In the event of any discrepancy between the English version and the original Chinese version or any differences in the interpretation of the two versions, the Chinese-language auditors' report and financial statements shall prevail.

REPORT OF INDEPENDENT ACCOUNTANTS TRANSLATED FROM CHINESE

To the Board of Directors and Shareholders of Evergreen Marine Corporation

We have audited the accompanying consolidated balance sheets of Evergreen Marine Corporation (the "Company") as of December 31, 2009 and 2008, and the related consolidated statements of income, of changes in stockholders' equity , and of cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We didn't audit all the affiliated companies included in the consolidated financial statements of Peony Investment S. A., a subsidiary of the Company, which statements reflect total assets of 42,213,345 and 53,341,089 thousand New Taiwan Dollars, constituting 36.96% and 39.99% of the consolidated total assets as of December 31, 2009 and 2008, and net operating revenues of 27,471,247 and 42,091,169 thousand New Taiwan Dollars, constituting 33.53% and 32.63% of the consolidated net operating revenues for the years then ended. In addition, we didn't review the financial statements of all the investee companies accounted for under the equity method. Those statements were audited by other auditors whose reports thereon have been furnished to us, and our report expressed herein, insofar as it relates to the amounts included for those investee companies accounted for under the equity method and information disclosed in Note 11 relating to these long-term equity investments, is based solely on the reports of other auditors. Long-term investments in these companies amounted to 14,601,631 and 17,194,932 thousand New Taiwan Dollars, constituting 12.78% and 12.89% of the consolidated total assets as of December 31, 2009 and 2008, and the related investment loss was 5,337,885 and 544,945 thousand New Taiwan Dollars for years then ended.

The accompanying consolidated financial statements are not intended to present the financial position and results of operations and cash flows in accordance with accounting principles generally accepted in countries and jurisdictions other than the Republic of China. The standards, procedures and practices in the Republic of China governing the audit of such financial statements may differ from those generally accepted in countries and jurisdictions other than the Republic of China. Accordingly, the accompanying consolidated financial statements and report of independent accountants are not intended for use by those who are not informed about the accounting principles or auditing standards generally accepted in the Republic of China, and their applications in practice.

As the financial statements are the responsibility of the management, PricewaterhouseCoopers cannot accept any liability for the use of, or reliance on, the English translation or for any errors or misunderstandings that may derive from the translation.

We conducted our audits in accordance with the "Rules Governing the Examination of Financial Statements by Certified Public Accountants" and generally accepted auditing standards in the Republic of China. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining evidence which is supporting the amounts and disclosures in the financial statements in sampling way. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the reports of other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the reports of other auditors, the financial statements referred to in the first paragraph present fairly, in all material respects, the financial position of Evergreen Marine Corporation and its affiliated as of December 31, 2009 and 2008, and the results of its operations and its cash flows for the years then ended in conformity with the "Rules Governing Preparation of Financial Statements by Securities Issuers" and generally accepted accounting principles in the Republic of China.

PricewaterhouseCoopers, Taiwan
April 28, 2010
Taipei, Taiwan
Republic of China

The accompanying consolidated financial statements are not intended to present the financial position and results of operations and cash flows in accordance with accounting principles generally accepted in countries and jurisdictions other than the Republic of China. The standards, procedures and practices in the Republic of China governing the audit of such financial statements may differ from those generally accepted in countries and jurisdictions other than the Republic of China. Accordingly, the accompanying consolidated financial statements and report of independent accountants are not intended for use by those who are not informed about the accounting principles or auditing standards generally accepted in the Republic of China, and their applications in practice.

As the financial statements are the responsibility of the management, PricewaterhouseCoopers cannot accept any liability for the use of, or reliance on, the English translation or for any errors or misunderstandings that may derive from the translation.

EVERGREEN MARINE CORPORATION AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS (CONTINUED)
DECEMBER 31,
(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS)

	2009	2008
ASSETS		
Current Assets		
Cash and cash equivalents (Note 4(1))	$ 9,861,789	$ 26,989,418
Financial assets at fair value through profit or loss - current (Note 4(2))	4,083,195	628,630
Held-to-maturity financial assets - current (Note 4(4))	160,000	-
Notes receivable, net	95,047	103,841
Accounts receivable, net (Note 4(6))	7,519,707	7,753,736
Accounts receivable, net - related parties (Notes 4(6) and 5)	314,514	251,812
Other receivables	705,174	1,445,650
Other receivables - related parties (Note 5)	1,275,572	591,347
Other financial assets - current (Note 4(7))	238,908	1,363,494
Inventories (Note 4(8))	2,261,692	2,133,250
Prepaid expenses	525,000	314,776
Prepayments	249,431	671,349
Deferred income tax assets - current (Note 4(23))	704,523	918,233
Restricted assets (Note 6)	251,508	132,187
Other current assets - other (Notes 4(9) and 5)	2,353,577	2,630,649
Total current assets	30,599,637	45,928,372
Funds and Investments		
Financial assets at fair value through profit or loss - non-current (Note 4(2))	100,000	-
Available-for-sale financial assets - non-current (Note 4(3))	692,312	392,588
Held-to-maturity financial assets - non-current (Note 4(4))	2,180,866	-
Financial assets carried at cost - non-current (Notes 4(5) and 6)	5,009,094	5,089,567
Long-term equity investments accounted for under the equity method (Note 4(10))	24,223,122	26,040,472
Other long-term investments	3,871	3,957
Total funds and investments	32,209,265	31,526,584
Property, Plant and Equipment, Net (Notes 4(11), 5 and 6)		
Cost		
Land	2,191,302	2,178,735
Buildings	2,932,527	2,926,152
Machinery equipment	737,236	754,587
Loading and discharging equipment	7,345,220	7,179,562
Computer and communication equipment	314,449	280,130
Transportation equipment	25,171,261	26,166,452
Ships	54,743,663	58,869,159
Dock and wharf equipment	137,834	150,013
Office equipment	537,681	468,647
Leased assets	7,231	14,532
Leasehold improvements	18,040	15,878
Cost and revaluation increments	94,136,444	99,003,847
Less: Accumulated depreciation	(43,114,699)	(43,934,094)
Construction in progress and prepayments for equipment	-	146,860
Total property, plant and equipment, net	51,021,745	55,216,613
Intangible assets		
Deferred pension costs (Note 4(18))	70,689	118,015
Other Assets		
Refundable deposits (Note 6)	130,227	400,882
Deferred expenses	194,656	192,169
Other assets - other	2,458	10,494
Total other assets	327,341	603,545
TOTAL ASSETS	$ 114,228,677	$ 133,393,129

(Continued)

EVERGREEN MARINE CORPORATION AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS (CONTINUED)
DECEMBER 31,
(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS)

	2009	2008
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities		
Short-term loans (Note 4(12))	$ 2,274,220	$ 2,885,625
Short-term notes and bills payable (Note 4(13))	99,959	-
Financial liabilities at fair value through profit or loss - current (Note 4(14))	1,415,357	3,727,024
Notes payable	3,869	2,796
Accounts payable	2,840,212	3,603,753
Accounts payable - related parties (Note 5)	203,230	226,832
Income tax payable (Note 4(23))	138,438	621,174
Accrued expenses	6,043,017	10,697,819
Other payables - related parties (Note 5)	179,633	313,740
Other payables	704,078	1,075,599
Long-term liabilities - current portion (Note 4(15))	4,296,017	1,669,912
Other current liabilities (Note 5)	904,847	2,887,925
Total current liabilities	19,102,877	27,712,199
Long-term Liabilities		
Financial liabilities at fair value through profit or loss - non-current (Note 4(14))	-	818,728
Corporate bonds payable (Note 4(16))	4,311,792	-
Long-term loans (Note 4(17))	30,652,401	32,934,303
Total long-term liabilities	34,964,193	33,753,031
Other Liabilities		
Accrued pension liabilities (Note 4(18))	848,592	809,943
Guarantee deposits received	37,992	37,565
Deferred income tax liabilities - non-current (Note 4(23))	1,161,022	2,249,171
Other liabilities - other	1,095,628	1,116,316
Total other liabilities	3,143,234	4,212,995
Total liabilities	57,210,304	65,678,225
Stockholders' Equity		
Capital (Note 4(19))		
Common stock	30,625,992	30,609,390
Capital Reserves (Note 4(20))		
Paid-in capital in excess of par value of common stock	4,800,903	4,787,505
Capital reserve from donated assets	371	371
Capital reserve from long-term investments	1,611,002	1,560,794
Capital reserve from stock warrants	256,205	-
Capital reserve - other	6,713	6,713
Retained Earnings (Note 4(21))		
Legal reserve	7,586,240	7,522,313
Special reserve	957,344	957,344
Undistributed earnings	8,242,423	18,161,703
Other Adjustments to Stockholders' Equity		
Unrealized gain or loss on financial instruments	207,729	(776,363)
Cumulative translation adjustments	640,363	895,498
Unrecognized pension cost	(483,688)	(479,092)
Minority interest	2,566,776	4,468,728
Total stockholders' equity	57,018,373	67,714,904
Commitments And Contingent Liabilities (Note 7)		
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 114,228,677	$ 133,393,129

The accompanying notes are an integral part of these consolidated financial statements.
See report of independent accountants dated April 28, 2010.

EVERGREEN MARINE CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31,
(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS, EXCEPT FOR EARNINGS PER SHARE)

	2009	2008
Operating Revenue (Notes 4(22) and 5)	$ 81,936,315	$ 129,002,256
Operating Costs (Notes 4(25) and 5)	(88,857,342)	(120,387,407)
Gross (loss) profit	(6,921,027)	8,614,849
Operating Expenses (Notes 4(25) and 5)		
General and administrative expenses	(5,354,838)	(5,785,390)
Operating (loss) income	(12,275,865)	2,829,459
Non-operating Income and Gains		
Interest income	301,208	751,472
Gain on valuation of financial liabilities	1,787,258	-
Dividend income	289,978	346,118
Gain on disposal of property, plant and equipment (Note 5)	1,805,164	1,358,268
Gain on disposal of investments	11,902	64,641
Foreign exchange gain, net	362,222	-
Rental income (Note 5)	123,079	123,113
Other non-operating income	192,384	429,610
Non-operating Income and Gains	4,873,195	3,073,222
Non-operating Expenses and Losses		
Interest expense	(399,737)	(467,426)
Loss on valuation of financial assets	(18,917)	(55,864)
Loss on valuation of financial liabilities	-	(3,519,086)
Investment loss accounted for under the equity method (Note 4(10))	(4,990,591)	(72,373)
Loss on disposal of property, plant and equipment	(18,109)	(28,879)
Foreign exchange loss, net	-	(247,348)
Financing charges	(4,627)	(8,668)
Other non-operating losses	(38,996)	(30,932)
Non-operating Expenses and Losses	(5,470,977)	(4,430,576)
(Loss) income from continuing operations before income tax	(12,873,647)	1,472,105
Income tax benefit (expense) (Note 4(23))	666,374	(453,078)
Consolidated net income	($ 12,207,273)	$ 1,019,027
Attributable to:		
Equity holder of the Company	($ 9,855,353)	$ 639,266
Minority interest	(2,351,920)	379,761
	($ 12,207,273)	$ 1,019,027

	2009 Before Tax	2009 After Tax	2008 Before Tax	2008 After Tax
Basic (loss) earnings per share (Note 4(24))				
Net (loss) income from continuing operations	($ 4.21)	($ 3.99)	$ 0.48	$ 0.33
Minority interest loss (income)	0.81	0.77	(0.18)	(0.12)
Net (loss) income	($ 3.40)	($ 3.22)	$ 0.30	$ 0.21
Diluted (loss) earnings per share (Note 4(24))				
Net (loss) income from continuing operations	($ 4.21)	($ 3.99)	$ 0.48	$ 0.33
Minority interest loss (income)	0.81	0.77	(0.18)	(0.12)
Net (loss) income	($ 3.40)	($ 3.22)	$ 0.30	$ 0.21

The accompanying notes are an integral part of these consolidated financial statements.
See report of independent accountants dated April 28, 2010.

EVERGREEN MARINE CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008
(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS)

			Retained Earnings			Other Adjustments of Stockholders' Equity				
	Common Stock	Capital Reserves	Legal reserve	Special reserve	Undistributed earnings	Unrealized gain or loss on financial instruments	Cumulative translation adjustments	Unrecognized pension cost	Minority interest	Total
Year 2008										
Balance at January 1, 2008	$ 30,338,695	$ 6,016,190	$ 6,484,143	$ 957,344	$ 23,843,660	$ 453,193	$ 2,074,210	($ 469,755)	$ 5,784,158	$ 75,481,838
Unrealized gain on sale of amortized financial assets carried at cost	-	-	-	-	-	9,371	-	-	-	9,371
Appropriation of 2007 earnings										
Legal reserve	-	-	1,038,170	-	(1,038,170)	-	-	-	-	-
Cash dividend	-	-	-	-	(5,201,453)	-	-	-	-	(5,201,453)
Bonus to employees	-	-	-	-	(36,000)	-	-	-	-	(36,000)
Remuneration to directors and supervisors	-	-	-	-	(45,600)	-	-	-	-	(45,600)
Conversion of convertible bonds into common stock	270,695	294,205	-	-	-	-	-	-	-	564,900
Adjustments on retained earnings due to changes in investees' capital surplus based on percentage of shareholding	-	44,988	-	-	-	(864,686)	115,949	66,277	-	(637,472)
Translation adjustments arising from investees' financial statements denominated in foreign currencies	-	-	-	-	-	-	(1,294,661)	-	-	(1,294,661)
Unrealized gain on available-for-sale financial assets	-	-	-	-	-	(377,160)	-	-	-	(377,160)
Unrealized gain on cash flow hedges	-	-	-	-	-	2,919	-	-	-	2,919
Unrecognizing pension cost	-	-	-	-	-	-	-	(75,614)	-	(75,614)
Consolidated net income for 2008	-	-	-	-	639,266	-	-	-	379,761	1,019,027
Minority interest	-	-	-	-	-	-	-	-	(1,695,191)	(1,695,191)
Balance at December 31, 2008	$ 30,609,390	$ 6,355,383	$ 7,522,313	$ 957,344	$ 18,161,703	($ 776,363)	$ 895,498	($ 479,092)	$ 4,468,728	$ 67,714,904
Year 2009										
Balance at January 1, 2009	$ 30,609,390	$ 6,355,383	$ 7,522,313	$ 957,344	$ 18,161,703	($ 776,363)	$ 895,498	($ 479,092)	$ 4,468,728	$ 67,714,904
Appropriation of 2008 earnings										
Legal reserve	-	-	63,927	-	(63,927)	-	-	-	-	-
Conversion of convertible bonds into common stock	16,602	13,398	-	-	-	-	-	-	-	30,000
Stock warrants of convertible bonds	-	256,205	-	-	-	-	-	-	-	256,205
Adjustments on retained earnings due to changes in investees' capital surplus based on percentage of shareholding	-	50,208	-	-	-	684,368	(291,789)	943	-	443,730
Translation adjustments arising from investees' financial statements denominated in foreign currencies	-	-	-	-	-	-	36,654	-	-	36,654
Unrealized gain on available-for-sale financial assets	-	-	-	-	-	299,724	-	-	-	299,724
Unrecognition pension cost	-	-	-	-	-	-	-	(5,539)	-	(5,539)
Consolidated net loss for 2009	-	-	-	-	(9,855,353)	-	-	-	(2,351,920)	(12,207,373)
Minority interest	-	-	-	-	-	-	-	-	449,968	449,968
Balance at December 31, 2009	$ 30,625,992	$ 6,675,194	$ 7,586,240	$ 957,344	$ 8,242,423	$ 207,729	$ 640,363	($ 483,688)	$ 2,566,776	$ 57,018,373

The accompanying notes are an integral part of these consolidated financial statements.
See report of independent accountants dated April 28, 2010.

EVERGREEN MARINE CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31,
(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS)

	2009	2008
CASH FLOWS FROM OPERATING ACTIVITIES		
Consolidated net (loss) income	($ 12,207,273)	$ 1,019,027
Adjustments to reconcile net (loss) income to net cash (used in) provided by operating activities		
Depreciation	5,591,437	5,552,451
Amortization	39,158	42,972
Reclassification of depreciation of dock facilities to operating costs and others	292,615	443,616
Reclassification of amortization of deferred expenses to others	43,023	27,286
Net gain on disposal of property, plant and equipment	(1,787,055)	(1,329,387)
Excess of equity-accounted investments gain over cash dividends	5,105,937	584,190
Interest compensation of convertible bonds	-	(4,965)
Amortization of bond discounts	79,374	-
Gain on sale of available-for-sale financial assets	-	(19,883)
Gain on disposal of long-term equity investments accounted for under the equity method	-	(105,413)
Loss on disposal of other long-term investments	6	3,471
Interest amortization of financial assets and unrealized exchange gains	-	(256)
Loss on disposal of investments in bonds without active markets	-	12,451
Changes in assets and liabilities		
Financial assets and liabilities at fair value through profit or loss	(3,825,265)	4,110,910
Notes and accounts receivable	(17,620)	5,517,480
Other receivables	22,557	(371,587)
Other financial assets	1,124,586	(1,257,767)
Inventories	(169,287)	(111,693)
Prepaid expenses and prepayments	169,127	1,471,988
Restricted assets	(119,335)	52,224
Agent accounts	(293,305)	(868,944)
Agency reciprocal accounts	(1,225,063)	901,338
Other current assets	(111,590)	179,295
Refundable deposits	262,434	(291,818)
Other assets	7,798	47,000
Notes and accounts payable	(792,317)	(9,511,361)
Income tax payable	(479,330)	6,355
Accrued expenses	(4,483,016)	(726,578)
Other payables	(281,677)	683,308
Other current liabilities	(71,018)	(875,585)
Accrued pension liabilities	80,435	54,346
Other liabilities	53,220	(487,207)
Deferred income tax assets / liabilities	(872,382)	(235,707)
Taxes due to unrealized gain or loss on cash flow hedge	-	(973)
Net cash (used in) provided by operating activities	(13,863,826)	4,510,584

(Continued)

EVERGREEN MARINE CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31,
(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS)

	2009	2008
CASH FLOWS FROM INVESTING ACTIVITIES		
Financial assets and liabilities at fair value through profit or loss	($ 3,360,501)	$ -
Increase in other receivables	(6,520)	(327,320)
Proceeds from sale of available-for-sale financial assets - non current	-	22,199
Acquisition of held-to-maturity financial assets - current	(160,000)	-
Acquisition of held-to-maturity financial assets – non-current	(2,180,866)	-
Acquisition of financial assets carried at cost	-	(3,197)
Proceeds from capital reduction of investee	102,285	1,705
Proceeds from sale of investments in bonds without active markets- non-current	-	329
Acquisition of long-term equity investments accounted for under the equity method	(3,023,395)	(459,304)
Proceeds from sale of long-term equity investments accounted for under the equity method	-	334,185
Proceeds from sale of other long-term investments	-	2,853
Acquisition of property, plant and equipment	(1,017,015)	(8,811,857)
Proceeds from disposal of property, plant and equipment	2,082,530	1,812,787
Increase in deferred expenses	(75,502)	(131,922)
Decrease in long-term receivables	-	64,963
Net cash used in investing activities	(7,638,984)	(7,494,579)
CASH FLOWS FROM FINANCING ACTIVITIES		
(Decrease) increase in short-term loans	(609,916)	2,785,590
Increase in short-term bills payable	99,959	-
Increase in long-term loans	995,847	8,987,359
(Decrease) increase in other payables	(212,639)	84,211
Increase (decrease) in corporate bonds payable	4,797,900	(1,500,000)
Increase (decrease) in guarantee deposits received	1,279	(4,413)
Distribution of cash dividends	-	(5,201,453)
Distribution of employee bonuses and directors and supervisors' remuneration	-	(81,600)
Net change in minority interest	449,968	(1,695,191)
Net cash provided by financing activities	5,522,398	3,374,503
Effect of foreign exchange rate changes	(1,310,163)	4,996,603
Effect of initially consolidated subsidiaries	162,946	-
(Decrease) increase in cash and cash equivalents	(17,127,629)	5,387,111
Cash and cash equivalents at beginning of year	26,989,418	21,602,307
Cash and cash equivalents at end of year	$ 9,861,789	$ 26,989,418
Supplemental disclosures of cash flow information		
Interest paid	$ 339,459	$ 536,514
Less: interest capitalized	-	-
Interest paid, net of interest capitalized	$ 339,459	$ 536,514
Income tax paid	$ 689,759	$ 691,844
Financing activities not affecting cash flows		
Long-term liabilities due within one year	$ 4,296,017	$ 1,669,912
Conversion of convertible bonds into common stock	$ 30,000	$ 564,900

The accompanying notes are an integral part of these consolidated financial statements.
See report of independent accountants dated April 28, 2010.

EVERGREEN MARINE CORPORATION AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2009 AND 2008
(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS/FOREIGN CURRENCY, EXCEPT AS OTHERWISE INDICATED)

1.HISTORY AND ORGANIZATION

(1)The Company

Established on September 25, 1968, Evergreen Marine Corporation (the "Company") is mainly engaged in domestic and international marine transportation, shipping agency services, and the distribution of containers. The Company was approved by the Securities and Futures Commission (SFC), Ministry of Finance (MOF) (currently known as the Securities and Futures Bureau (SFB), Financial Supervisory Commission, Executive Yuan, R.O.C.) to be a public company on November 2, 1982 and was further approved by the SFC to be a listed company on July 6, 1987. The Company's shares have been publicly traded on the Taiwan Stock Exchange since September 21, 1987. The Company and its subsidiaries included in the consolidated financial statements had 4,141 employees as of December 31, 2009. The Company and its subsidiaries are collectively referred herein as the Group.

(2)Subsidiaries included in the consolidated financial statements and their changes in 2009

			Ownership (%)		
Investor	Subsidiary	Main activities	December 31, 2009	December 31, 2008	Description
The Company	TTSC	Cargo loading and discharging	55.00	55.00	
〃	Peony	Investments in transport-related business	100.00	100.00	
Peony	GMS	Container Shipping	100.00	100.00	
〃	Clove	Investments in container yards and port terminals	100.00	100.00	

Investor	Subsidiary	Main activities	Ownership (%) December 31, 2009	Ownership (%) December 31, 2008	Description
Peony	Vigor	Investments in container manufacturing	100.00	100.00	
〃	EMU	Container shipping	51.00	51.00	
〃	EHIC(M)	Manufacturing of dry steel containers and container parts	84.44	84.44	
〃	Armand N.V	Investments in container yards and port terminals	70.00	70.00	
〃	SGTC	Loading, discharging,storage, repairs, cleaning and inland transportation of containers	55.00	55.00	
〃	MBPI	Containers storage and inspections of containers at the customs house	95.30	95.30	
〃	MBT	Inland transportation, repairs and cleaning of containers	86.91	86.91	This ownership was composed of 17.39% directly owned by Peony and 72.95% indirectly owned by Peony through MBPI.

Investor	Subsidiary	Main activities	Ownership (%) December 31, 2009	Ownership (%) December 31, 2008	Description
Peony	Island	Investments in operating machinery and equipment of port terminals	43.65	43.65	This ownership is derived from the equity of 15% held by EMU and 36% by Clove, both of which were held by Peony
〃	EGS	Agency services dealing with port formalities	51.00	51.00	
〃	EGK	〃	100.00	100.00	
〃	EMI	〃	51.00	51.00	
〃	EGT	〃	51.00	51.00	
〃	EGI	〃	99.99	99.99	
〃	EMA	〃	67.50	51.00	
〃	EIT	〃	55.00	55.00	
〃	EES	〃	55.00	55.00	
〃	ERU	〃	51.00	51.00	
〃	EGD	〃	100.00	100.00	
〃	EGUD	〃	100.00	100.00	
〃	EGD-WWX	〃	100.00	100.00	
〃	EGF	〃	99.40	99.40	
〃	EGN	〃	100.00	100.00	

Investor	Subsidiary	Main activities	Ownership (%)		Description
			December 31, 2009	December 31, 2008	
Peony	EGV	Agency services dealing with port formalities	51.00	51.00	
〃	ESA	〃	55.00	-	
〃	EGB	Real estate leasing	95.00	95.00	
Clove	Ample	Investments in container yards and port terminals	90.00	90.00	
Armand N.V.	Armand B.V.	〃	100.00	100.00	
Island	Whitney	Investments and leases of operating machinery and equipment of port terminals	100.00	100.00	
〃	Hemlock	〃	100.00	100.00	

A. For the information on investee companies included in the consolidated financial statements for the year ended December 31, 2009, please refer to Note 11.

B. Subsidiaries that are included in the consolidated financial statements:

a) Peony increased its equity in EMA from 51% to 67.5% on December 4, 2009, the acquisition day.

b) 55% of ESA's equity was acquired by Peony on April 1, 2009. ESA had been consolidated thereafter.

(3)Subsidiary not included in the consolidated financial statements: None.

(4)Adjustments for subsidiaries with different balance sheet dates: None.

(5)Special operating risks in foreign subsidiaries: None.

(6)Nature and extent of the restrictions on fund remittance from subsidiaries to the parent company: None.

(7)Contents of subsidiaries' securities issued by the parent company: None.

(8)Information on convertible bonds and common stock issued by subsidiaries: None.

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accompanying consolidated financial statements of the Group are prepared in conformity with the "Rules Governing Preparation of Financial Statements by Securities Issuers" and accounting principles generally accepted in the Republic of China. The Group's significant accounting polices are summarized below:

(1)Basis for preparation of consolidated financial statements

All majority-owned subsidiaries and controlled entities are included in the consolidated financial statements. Effective January 1, 2008, the Company prepares consolidated financial statements on a quarterly basis. Any entity acquired is consolidated starting the acquisition date; once the Company loses its controlling power over an entity, the entity is excluded from the consolidation, and any effect is not retrospective. Significant inter-company transactions and assets and liabilities arising from inter-company transactions are eliminated.

(2)Classification of current and non-current items

A. Assets that meet one of the following criteria are classified as current assets; otherwise they are classified as non-current assets:

a) Assets arising from operating activities that are expected to be realized or consumed, or are intended to be sold within the normal operating cycle;

b) Assets held mainly for trading purposes;

c) Assets that are expected to be realized within twelve months from the balance sheet date;

d) Cash and cash equivalents, excluding restricted cash and cash equivalents and those that are to be exchanged or used to pay off liabilities more than twelve months after the balance sheet date.

B. Liabilities that meet one of the following criteria are classified as current liabilities; otherwise they are classified as non-current liabilities:

a) Liabilities arising from operating activities that are expected to be paid off within the normal operating cycle;

b) Liabilities arising mainly from trading activities;

c) Liabilities that are to be paid off within twelve months from the balance sheet date;

d) Liabilities for which the repayment date cannot be extended unconditionally to more than twelve months after the balance sheet date.

(3)Foreign currency transactions

A. The Company and its subsidiaries maintains its accounts in New Taiwan Dollars and functional currencies, respectively. Transactions denominated in foreign currencies are translated into New Taiwan Dollars at the spot exchange rates prevailing at the transaction dates. Exchange gains or losses due to the difference between the exchange rate on the transaction date and the exchange rate on the date of actual receipt and payment are recognized in current year's profit or loss.

B. Monetary assets and liabilities denominated in foreign currencies are translated at the spot exchange rates prevailing at the balance sheet date. Exchange gains or losses are recognized in profit or loss.

C. When a gain or loss on a non-monetary item is recognized directly in equity, any exchange component of that gain or loss shall be recognized directly in equity. Conversely, when a gain or loss on a non-monetary item is recognized in profit or loss, any exchange component of that gain or loss shall be recognized in profit or loss. However, non-monetary items that are measured on a historical cost basis are translated using the exchange rate at the date of the transaction.

(4)Translation of financial statements of foreign subsidiaries

Assets and liabilities of foreign subsidiaries are translated into New Taiwan Dollars using the exchange rates at the balance sheet date. Equity accounts are translated at historical rates except for beginning retained earnings, which are carried forward from prior year's balance. Dividends are translated at the rates prevailing at the date of declaration. Profit and loss accounts are translated at weighted-average rates of the year. The resulting translation differences are included in "cumulative translation adjustments" under stockholders' equity.

(5)Cash and cash equivalents

Cash equivalents refer to other short-term highly liquid investments which are readily convertible to known amount of cash and which are subject to insignificant risk of changes in value resulting from fluctuations in interest rates. The consolidated statements of cash flows were prepared on the basis of cash and cash equivalents.

(6)Financial assets and financial liabilities at fair value through profit or loss

A. Equity financial instruments are recognized and derecognized using trade date accounting; whereas debt, beneficiary certificate, and derivative financial instruments are recognized and derecognized using settlement date accounting. These instruments are initially recognized at their fair values.

B. These financial instruments are subsequently remeasured and stated at fair value, and the gain or loss is recognized in profit or loss. The fair value of listed stocks and OTC stocks and closed-end mutual funds is based on latest quoted fair prices of the accounting period. The fair value of open-end and balanced mutual funds is based on the net asset value at the balance sheet date.

C. When a derivative is an ineffective hedging instrument, it is initially recognized at fair value on the date a derivative contract is entered into and is subsequently remeasured at its fair value. If a derivative is a non-option derivative, the fair value initially recognized is zero.

D. For call options, put options and conversion rights without character of equity, which are embedded in corporate bonds payable, please refer to Note 2 (16).

E. Financial assets and financial liabilities designated as at fair value through profit or loss at inception are those that conform to one of the following conditions：

a)Hybrid products.

b)As a result of the designation, measurement and recognition inconsistency could be decreased significantly or eliminated.

c)The financial products are managed under the method of risk management and investment strategy management established by the Company and performance of the product is assessed by fair value.

(7)Available-for-sale financial assets

A. Equity financial instruments are recognized and derecognized using trade date accounting. These instruments are initially recognized at their fair values plus transaction costs that are directly attributable to the acquisition.

B. The financial assets are remeasured and stated at fair value, and the gain or loss is recognized in equity, until the financial asset is derecognized, at which time the cumulative gain or loss previously recognized in equity shall be recognized in profit or loss. The fair value of listed stocks and OTC stocks and closed-end mutual funds are based on latest quoted fair prices of the accounting period. The fair value of open-end and balanced mutual funds is based on the net asset value at the balance sheet date.

C. If there is any objective evidence that the financial asset is impaired, the cumulative loss that has been recognized directly in equity shall be transferred from equity to profit or loss. When the fair value of an equity instrument subsequently increases, impairment losses recognized previously in profit or loss shall not be reversed. When the fair value of a debt instrument subsequently increases and the increase can be objectively related to an event occurring after the impairment loss was recognized in profit or loss, the impairment loss shall be reversed to the extent of the loss recognized in profit or loss.

(8)Held-to-maturity financial assets

A. Held-to-maturity financial asset is recognized or derecognized using trade date accounting and is stated initially, at its fair value plus transaction costs that are directly attributable to the acquisition of the financial asset.

B. The financial assets are carried at amortized cost.

C. If there is any objective evidence that the financial asset is impaired, the impairment loss is recognized in profit or loss. If the fair value of the financial asset subsequently increases and the increase can be objectively related to an event occurring after the impairment loss was recognized in profit or loss, the impairment loss shall be reversed to the extent of the loss previously recognized in profit or loss.

(9)Financial assets and financial liabilities carried at cost

A. Financial assets and financial liabilities carried at cost are recognized or derecognized using trade date accounting and are stated initially at fair value plus transaction costs that are directly attributable to the acquisition of the financial asset.

B. If there is any objective evidence that the financial asset is impaired, the impairment loss is recognized in profit or loss. Such impairment loss shall not be reversed when the fair value of the asset subsequently increases.

(10)Allowance for doubtful accounts

Allowance for doubtful accounts is provided according to the evaluation of the collectibility of notes and accounts receivable and other receivables, taking into account the bad debts incurred in prior years and the aging analysis of the receivables.

(11)Inventories

Inventories refer to fuel inventories and steel inventories. Fuel inventories are physically measured by the crew of each ship and reported back to the Head Office through telegraph for recording purposes at balance sheet date. Valuation of inventories is based on the exchange rate prevailing at balance sheet date. The perpetual inventory system is adopted for steel inventory recognition. Steel inventories are stated at cost. The cost is determined using the weighted-average method. At balance sheet date, inventories are evaluated at the lower of aggregate cost or market value. The market value is based on the replacement cost for raw materials and supplies and net realizable value for work in process, finished goods and merchandise.

(12)Long-term equity investments accounted for under the equity method

A. Long-term equity investments in which the Group holds more than 20% of the investee company's voting shares or has the ability to exercise significant influence on the investee's operational decisions are accounted for under the equity method. The excess of the initial investment cost over the acquired net asset value of the investee attributable to goodwill is no longer amortized, effective January 1, 2006. Retrospective adjustment of the amount of goodwill amortized in previous year is not required. The excess of acquired net asset value of investee over the initial investment cost is allocated proportionately and applied as a reduction to the book values of identifiable non-current assets, and any remaining amount of such excess after this allocation is credited to extraordinary gains.

B. Exchange differences arising from translation of financial statements of overseas investee companies accounted for under the equity method are recorded as "cumulative translation adjustments" under stockholders' equity.

(13)Property, plant and equipment

A. Property, plant and equipment are stated at cost. Interests incurred on the loans used to bring the assets to the condition and location necessary for their intended uses are capitalized.

B. Depreciation is calculated on a straight-line basis according to the respective assets' useful lives regulated by the Ministry of Finance plus one year of salvage value. Salvage value of the fully depreciated assets, that are still in use, is depreciated based on one year of useful lives in the year the asset is fully depreciated and in the subsequent year, to the extent that the salvage value falls below $3,000 dollars. When impairment loss is recognized, property, plant and equipment shall be depreciated over their remaining useful lives based on their carrying values adjusted for the impairment loss.

C. Major improvements and renewals are capitalized and depreciated accordingly. Maintenance and repairs are expensed as incurred.

D. Rents paid on capital leases are capitalized and depreciated accordingly. Lease assets whose ownerships are transferred at the end of the lease term or which contain a bargain purchase option are depreciated over the estimated useful lives; lease assets other than these are depreciated over the lease term.

(14)Deferred expenses

Deferred expenses refer to the expenses incurred for renovation, computer software and cable installation. The expenses incurred for renovation are amortized on a straight-line basis over five years, and the remaining are amortized over 2-3 years.

(15)Impairment of non-financial assets

The Group recognizes impairment loss when there is an indication that the recoverable amount of an asset is less than its carrying amount. The recoverable amount is the higher of the fair value less costs to sell and value in use. When the impairment no longer exists, the impairment loss recognized in prior years shall be recovered.

(16)Corporate bonds payable

The difference between the issue price and face value of corporate bonds is accounted for as premium or discount which is required to be amortized over the period from the date of issuance to maturity date using the interest method and is recorded as “interest expense”.

A. For the bonds payable issued after January 1, 2006, in which call option, put option and conversion rights are embedded, the issuer of a financial instrument shall classify the instrument, or its component parts, on initial recognition as a financial liability, a financial asset or an equity instrument in accordance with the substance of the contractual arrangement and the definitions of a financial liability, a financial asset and an equity instrument. These bonds are accounted for as follows:

a) The difference between the issue price and face value of corporate bonds is accounted for as premium or discount which is required to be amortized over the period from the date of issuance to maturity date using the interest method and is recorded as “interest expense”.

b) The value of any derivative features (such as a call option and put option) embedded in the compound financial instrument is recognized as “financial assets or financial liabilities at fair value through profit or loss”. These derivative features are subsequently remeasured and stated at fair value on each balance sheet date, and the gain or loss is recognized in “gain or loss on valuation of financial assets or financial liabilities”. At the expiration date, if the fair value of common stock exceeds the exercise price of put option, the fair value of the put option is recognized as “paid-in capital”; however, if the fair value of common stock is lower than the exercise price, the fair value of the put option is recognized as “gain or loss”.

c) A conversion option embedded in the bonds issued by the Company, which is convertible to an equity instrument, is recognized in “capital reserve from stock warrants”. When a bondholder exercises his/her conversion rights, the liability component of the bonds (including corporate bonds and embedded derivatives) shall be revalued at fair value on the conversion date, and the resulting difference shall be recognized as “gain or loss” in the current period. The book value of the common stock issued due to the conversion shall be based on the adjusted book value of the above-mentioned liability component plus the book value of the stock warrants.

d) Costs incurred on issuance of convertible bonds are proportionally charged to the liabilities and equities of the underlying instruments based on initial recognition costs.

B. Bonds payable issued before December 31, 2005 are accounted for as follows:

a) Convertible bonds are stated at their issuance price. The excess of the redemption price over the face value of the convertible bonds is amortized using the interest method over the redemption period.

b) When bonds are converted, the par value of the bonds is credited to common stock and any excess is credited to capital reserve. No gain or loss is recognized on bond conversion.

c) Expenditures incurred on issuance of convertible bonds are classified as deferred assets and amortized over the life of the bonds. In cases where the bonds are converted or redeemed before the maturity date, the issuance expenditures are expensed in proportion to the amount of bonds converted or redeemed.

d) Where bonds are not redeemed during the redemption period, the interest on redemption is amortized under the interest method over the remaining life of the bonds. If the fair value of the underlying shares at the expiry date of the redemption option exceeds the redemption price, the interest on redemption is reclassified to capital reserve.

C.If the bondholders have the right, within one year, to exercise the put option embedded in bonds, the Company should classify the bond under current liability. After the right expire, the corporate bonds unconverted or not exchanged should be reclassified under non-current liability.

(17)Pensions

Under the defined benefit pension plan, which is adopted by the Company and TTSC, net periodic pension costs are recognized in accordance with the actuarial calculations. Net periodic pension costs include service cost, interest cost, expected return on plan assets, and amortization of unrecognized net transition obligation and gains or losses on plan assets. Unrecognized net transition obligation is amortized on a straight-line basis over 15 years. Under the defined contribution pension plan, net periodic pension costs are recognized as incurred.

(18)Income taxes

A. Inter-period and intra-period income tax allocation methods are employed. Over or under provision of prior years' income tax liabilities is included in current year's income tax. After an amendment of the tax law, in the year of its promulgation, deferred income tax assets and liabilities are to be recomputed. Net changes in deferred income tax assets and liabilities, resulting from the recomputation, are to be recognized in the income tax expense (benefit) of continuing operations.

B. Investment tax credits arising from expenditures incurred on acquisitions of equipment or technology, research and development, employees' training, and equity investments are recognized in the year the related expenditures are incurred.

C. A 10% surtax is levied on the unappropriated retained earnings and is recorded as income tax expense in the year when the stockholders resolve to retain the earnings.

(19)Employees' bonuses and directors' and supervisors' remuneration

Effective January 1, 2008, pursuant to EITF96-052 of the Accounting Research and Development Foundation, R.O.C., dated March 16, 2007, "Accounting for Employees' Bonuses and Directors' and Supervisors' Remuneration", the costs of employees' bonuses and directors' and supervisors' remuneration are accounted for as expenses and liabilities, provided that such a recognition is required under legal or constructive obligation and those amounts can be estimated reasonably. However, if the accrued amounts for employees' bonuses and directors' and supervisors' remuneration are significantly different from the actual distributed amounts resolved by the stockholders at their annual stockholders' meeting subsequently, the differences shall be recognized as gain or loss in the following year. In addition, according to EITF97-127 of the Accounting Research and Development Foundation, R.O.C., dated March 31, 2008, "Criteria for Listed Companies in Calculating the Number of Shares of Employees' Stock Bonus", the Company calculates the number of shares of employees' stock bonus based on the closing price of their common stock at the previous day of the stockholders' meeting held in the year following the financial reporting year, and after taking into account the effects of ex-rights and ex-dividends.

(20)Revenue, cost and expense recognition

Revenues is recognized when the earning process is substantially completed and are realized or realizable. Costs and expenses are recognized as incurred.

(21)Use of estimates

A. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the date of the financial statements and the amounts of revenues and expenses during the reporting period. Actual results could differ from those assumptions and estimates.

B. Accrued expenses are recorded at the amounts stated in the original supporting documents. Foreign port charges without supporting documents are estimated based on past records and period-end sailing schedules. Differences between the expenses actually incurred in the following year and the estimated accrued expenses are credited or charged to operating costs or expenses in the following year.

3.CHANGES IN ACCOUNTING PRINCIPLES

(1)Inventories

Effective January 1, 2009, the Group adopted the amendments to R.O.C. SFAS No. 10, "Accounting for Inventories". Such change in accounting principle had no effect on the consolidated net income or consolidated earnings per share as of and for the year ended December 31, 2009.

(2)Employees' bonuses and directors' and supervisors' remuneration

Effective January 1, 2008, the Group adopted EITF96-052 of the Accounting Research and Development Foundation, R.O.C., dated March 16, 2007. Such change in accounting principle had no effect on consolidated net income and consolidated earnings per share for the year ended December 31, 2008.

4.DETAILS OF SIGNIFICANT ACCOUNTS

(1)Cash and cash equivalents

	December 31, 2009	December 31, 2008
Cash	$ 23,064	$ 183,256
Checking accounts	4,492	13,445
Demand deposits	24,949	23,582
Foreign currency deposits	2,743,522	4,415,093
Time deposits (New Taiwan Dollars)	795,198	1,176,700
Time deposits (Foreign currencies)	6,269,427	21,243,427
Add: Unrealized foreign exchange (loss) gain	1,137	(66,085)
	$ 9,861,789	$ 26,989,418
Interest rates on the above time deposits (Inclusive of NTD and foreign currencies)	0.02%~11.00%	0.02%~15.60%

(2)Financial assets at fair value through profit or loss

	December 31, 2009	December 31, 2008
Current items:		
Trading financial assets		
Listed (TSE and OTC) stocks	$ 290	$ 290
Beneficiary certificates	3,335,140	627,283
Interest rate swap (IRS)	663	5,340
Cross currency swap (CCS)	9,296	24,355
Structured financial instruments	803,158	36,183
	4,148,547	693,451
Adjustment	(65,352)	(64,821)
	$ 4,083,195	$ 628,630
Non-current item:		
Financial assets designated as at fair value through profit or loss		
Corporate bonds	$ 100,000	$ -

A. As of December 31, 2009 and 2008, the Group recognized net loss of $18,917 and $55,864, respectively.

B. Hedge accounting for these derivative instruments held for hedging activities was not adopted.

(3)Available-for-sale financial assets

	December 31, 2009	December 31, 2008
Non-current items:		
Listed (TSE and OTC) stocks		
Central Reinsurance Corp.	$ 490,801	$ 490,801
Fubon Financial Holding Co., Ltd.	3,871	3,871
	494,672	494,672
Adjustments	197,640	(102,084)
	$ 692,312	$ 392,588

(4)Held-to-maturity financial assets

	December 31, 2009	December 31, 2008
Current item:		
Financial bonds	$ 160,000	$ -
Non-current items:		
Financial bonds	$ 200,000	$ -
Corporate bonds	1,980,866	-
	$ 2,180,866	$ -

(5)Financial assets carried at cost

	December 31, 2009	December 31, 2008
Non-current item:		
Unlisted stocks	$ 5,009,094	$ 5,089,567

A.The Group's investment in unlisted stocks was measured at cost since its fair value cannot be measured reliably.

B.The above financial assets carried at cost - Classic Outlook Investment Ltd. and Everup Profits Ltd. – were pledged for CLOVE's long-term loan. Please refer to Note 4 (17) and 6.

(6)Accounts receivable, net

	December 31, 2009	December 31, 2008
Non-related parties	$ 7,550,063	$ 7,780,749
Less: Unrealized foreign exchange loss	(2,865)	(5,369)
Less: Allowance for doubtful accounts	(27,491)	(21,644)
	7,519,707	7,753,736
Related parties	314,514	251,812
	$ 7,834,221	$ 8,005,548

(7)Other financial assets - current

	December 31, 2009	December 31, 2008
Future transaction margin	$ 238,908	$ 376,104
Reverse repurchase agreement	-	987,390
	$ 238,908	$ 1,363,494

(8)Inventories

	December 31, 2009	December 31, 2008
Ship fuel	$ 1,998,616	$ 1,522,751
Steel and others	263,076	610,499
	$ 2,261,692	$ 2,133,250

(9)Other current assets

	December 31, 2009	December 31, 2008
Agent accounts	$ 1,000,421	$ 984,581
Agency reciprocal accounts	1,129,063	1,524,438
Temporary debits	224,093	121,630
	$ 2,353,577	$ 2,630,649

A. Agent accounts

These accounts occur when foreign agencies, based on the agreement with the Group, deal with foreign port formalities regarding arrival and departure of ships, cargo loading, discharging, and forwarding, collection of freight, and payment of expenses incurred in the foreign port.

B. Agency reciprocal accounts

Temporary accounts between the Group and Evergreen International S.A., Gaining Enterprise S.A., Italia Marittima S.p.A., Evergreen Marine (Hong Kong) Ltd. and Evergreen Marine (Singapore) Pte. Ltd. These accounts occur as these ship owners incur foreign port expenses and related rental expenses.

(10)Long-term equity investments accounted for under the equity method

A. Details of long-term equity investments accounted for under the equity method are set forth below:

Investee company	December 31, 2009 Percentage of ownership	Carrying amount December 31, 2009	Carrying amount December 31, 2008
Charng Yang Development Co., Ltd.	40.00%	$ 540,458	$ 492,754
Evergreen International Storage and Transport Corporation	39.74%	7,932,844	7,484,818
Evergreen Security Corporation	31.25%	73,919	65,154
EVA Airways Corporation	19.32%	6,186,214	4,900,556
Taipei Port Container Terminal Corporation	27.87%	1,263,417	952,974
Ningbo Victory Container Co., Ltd.	40.00%	73,916	75,468
Qingdao Evergreen Container Storage and Transportation Co., Ltd.	40.00%	216,077	216,750
Kingtrans International Logistics (Tianjin) Co., Ltd.	30.20%	135,237	115,530
Luanta Investment (Netherlands) N.V.	50.00%	2,740,340	2,847,100
Balsam Investment (Netherlands) N.V.	49.00%	1,749,763	5,532,719
Colon Container Terminal S.A.	36.00%	2,126,671	2,174,925
Evergreen Container Terminal (Thailand) Ltd.	48.18%	934,565	944,006
Green Peninsula Agencies SDN. BHD.	30.00%	249,701	237,718
		$ 24,223,122	$ 26,040,472

B. Investment income (loss) accounted for under the equity method for the year ended December 31, 2009 and 2008 is set forth below:

Investee company	For year ended December 31, 2009	2008
Charng Yang Development Co. Ltd.	$ 47,703	$ 41,683
Evergreen International Storage and Transport Corporation	330,948	430,188
Evergreen Security Corporation	8,766	11,477
EVA Airways Corporation	(540,724)	(3,224,208)
Taipei Port Container Terminal Corporation	(23,615)	11,655
Ningbo Victory Container Co., Ltd.	13,234	12,236
Qingdao Evergreen Container Storage and Transportation Co., Ltd.	29,229	24,456
Kingtrans International Logistics (Tianjin) Co., Ltd.	(2,502)	(5,963)
Luanta Investment (Netherlands) N.V.	(74,934)	2,389,025
Balsam Investment (Netherlands) N.V.	(4,941,532)	(191,902)
Colon Container Terminal S.A.	64,275	201,041
Evergreen Container Terminal (Thailand) Ltd.	70,351	178,219
Green Peninsula Agencies SDN. BHD.	28,210	49,720
	($ 4,990,591)	($ 72,373)

C. On August 14, 2009, the Company's Board of Directors passed a resolution for the Company and Armand Estate B.V. to infuse additional cash in Taipei Port Container Terminal Corporation as a shareholder. The Company and Armand Estate B.V. subscribed to 18 million and 9 million shares at $10 (in dollars) per share, respectively, totaling $270,000. As of December 31, 2009, the percentage of ownership was 27.87%.

D. In order to improve financial structure, EVA Airways Corporation resolve to reduce capital to recover operating losses in annual general meeting on June 16, 2009, And new number of shares of common stock outstanding after capital reduction, replacing the original number of shares, is reissued at the rate of 573.89 new shares per thousand shares that the shareholders originally have.

On October 13, 2009, the Board of Directors of the Company resolved to ratify the purchase of common stock of EVA Airways Corporation, who announced to increase capital in cash. The Company, as the original stockholder of EVA Airways Corporation and the specific entity, subscribed to 141,509 thousand shares at $10.6 (in dollars) per share amounting to $1,500,000 on September 24, 2009. As of December 31, 2009, the percentage of ownership was 19.32%.

E. On September 15, 2009, the Board of Directors of Peony passed a resolution to infuse additional cash, amounting to USD36,021, in Balsam Investment (Netherlands) N.V. as a shareholder. As of December 31, 2009, the percentage of ownership was 49.00%.

F. On July 23, 2009, the Company issued its first domestic secured exchangeable bonds according to the resolve by the Board of Directors. Pursuant to the terms of issuance, the bondholders may exchange the Exchangeable Bonds into the common stock of Evergreen International Storage and Transport Corporation (EITC) during the period from one month after the Exchangeable Bonds are issued to 10 days before the maturity of the Exchangeable Bonds. And the Company has already appropriated 82,481 thousand shares of common stock of Evergreen International Storage and Transport Corporation to the account in Taiwan Depository and Clearing Corporation, for the use of exchange from exchangeable bonds to common stock of EITC.(For issuance terms of corporate bonds, please refer to Note 4(16))

(11)Property, plant and equipment

	December 31, 2009		
Asset	Initial cost	Accumulated depreciation	Net book value
Land	$ 2,191,302	$ -	$ 2,191,302
Buildings	2,932,527	(1,215,621)	1,716,906
Machinery equipment	737,236	(544,782)	192,454
Loading and discharging equipment	7,345,220	(4,486,537)	2,858,683
Computer and communication equipment	314,449	(274,635)	39,814
Transportation equipment	25,171,261	(14,765,472)	10,405,789
Ships	54,743,663	(21,428,469)	33,315,194
Dock and wharf equipment	137,834	-	137,834
Office equipment	537,681	(386,524)	151,157
Lease assets	7,231	(5,713)	1,518
Leasehold improvements	18,040	(6,946)	11,094
	$ 94,136,444	($ 43,114,699)	$ 51,021,745

Asset	December 31, 2008		
	Initial cost	Accumulated depreciation	Net book value
Land	$ 2,178,735	$ -	$ 2,178,735
Buildings	2,926,152	(1,131,648)	1,794,504
Machinery equipment	754,587	(536,386)	218,201
Loading and discharging equipment	7,179,562	(4,032,337)	3,147,225
Computer and communication equipment	280,130	(250,072)	30,058
Transportation equipment	26,166,452	(13,990,945)	12,175,507
Ships	58,869,159	(23,664,402)	35,204,757
Dock and wharf equipment	150,013	-	150,013
Office equipment	468,647	(312,414)	156,233
Lease assets	14,532	(10,738)	3,794
Leasehold improvements	15,878	(5,152)	10,726
	99,003,847	(43,934,094)	55,069,753
Construction in progress and prepayments for equipment	146,860	-	146,860
	$ 99,150,707	($ 43,934,094)	$ 55,216,613

A. All the aforementioned ships have been insured based on the market value of each vessel or the requirement of the creditor banks. As of December 31, 2009 and 2008, the insurance coverage amounted to USD1, 665,300 and USD1, 972,000, respectively. In addition, the ships were covered by the protection and indemnity insurance with GARD. The indemnity amounts were unlimited except for oil pollution which was limited to USD 5 billion and 8 billion as of December 31, 2009 and 2008, respectively.

B. The Group's loading and discharging equipment was covered by the general insurance for construction machinery with insurance coverage amounting to $6,727,317 and $7,012,255 as of December 31, 2009 and 2008, respectively. The fire and car insurance coverage for the office equipment and building was $4,548,631 and $3,765,770 as of December 31, 2009 and 2008, respectively. Container facilities were insured with full coverage amounting to USD261, 941 and USD299, 765 as of December 31, 2009 and 2008, respectively.

C. The Company entered into a construction agreement with Kaohsiung Harbor Bureau to complete the extension project of Pier No. 116 of Kaohsiung Harbor. The Company is entitled to use the pier free of charge for 16 years commencing from the date of completion. Upon expiration of the 16-year period, the Company was obliged to return the pier to the Bureau but had the privilege to lease the pier. The construction project was reclassified to dock facilities upon completion on January 1, 1992. The Company leased the pier on March 1, 2008 and prepaid three-month rent quarterly.

D. The Company entered into a construction agreement with Kaohsiung Harbor Bureau to complete the extension project of Piers No. 79~81 of Kaohsiung Harbor. The Company is entitled to use the piers free of charge for 10 years commencing from the date of completion. Upon expiration of the 10-year period, the Company is obliged to return the piers to the Bureau but has the privilege to lease the piers. The construction project was reclassified to dock facilities upon completion in the beginning of 2000, and is amortized on a straight-line basis over 10 years with the amortization recognized as loading and discharging expenses.

(12)Short-term loans

	December 31, 2009	December 31, 2008
Unsecured loans	$ 2,285,964	$ 2,885,625
Less: Unrealized foreign exchange gain	(11,744)	-
	$ 2,274,220	$ 2,885,625
Interest rate (Inclusive of NTD and foreign currencies)	0.60%~0.84%	1.60%~5.65%

(13) Short-term notes and bills payable

	December 31, 2009	December 31, 2008
Notes and bills payable	$ 100,000	$ -
Less: Unamortized discount	(41)	-
	$ 99,959	$ -
Interest rate	0. 20%	-

(14)Financial liabilities at fair value through profit or loss

	December 31, 2009	December 31, 2008
Current items:		
Trading financial liabilities		
Interest rate swap	$ 255,732	$ 358,070
Cross currency swap	238,870	151,400
Oil swap	329,792	2,619,450
Foreign exchange option	330,213	598,104
Embedded derivatives	260,750	-
	$ 1,415,357	$ 3,727,024
Non-current item:		
Oil swap	$ -	$ 818,728

A. As of December 31, 2009 and 2008, the Group recognized net loss of $1,787,258 and $3,519,086, respectively.

B. Hedge accounting for these derivative instruments held for hedging activities was not adopted.

(15)Long-term liabilities - current portion

	December 31, 2009	December 31, 2008
Corporate bonds payable	$ -	$ 232,100
Long-term bank loans	4,296,017	1,437,812
	$ 4,296,017	$ 1,669,912

(16)Corporate bonds payable

	December 31, 2009	December 31, 2008
Domestic unsecured convertible bonds	$ 2,500,000	$ 232,100
Domestic secured exchangeable bonds	2,500,000	-
Less: Discount on corporate bonds	(688,208)	-
	4,311,792	232,100
Less: Current portion	-	(232,100)
	$ 4,311,792	$ -

A. On July 23, 2009, the Company issued its first domestic secured exchangeable bonds (referred herein as the "Exchangeable Bonds") at face value, totaling $2.5 billion. The major terms of the issuance are set forth below:

a) Period: 3 years (July 23, 2009 to July 23, 2012)

b) Coupon rate: 0% per annum

c) Principal repayment and interest payment

Unless the Exchangeable Bonds are redeemed, exchanged or deregistered before maturity, or other events occur due to regulatory reasons, the principal of the Exchangeable Bonds shall be repaid in lump sum by cash at maturity based on the face value of the Bonds.

d) Collaterals

(a)The redemption of the Exchangeable Bonds is guaranteed by Bank Sinopac and Credit Agricole Corporate and Investment Bank, referred herein as the "Guarantors". The guarantee period is from the issuance date of the Exchangeable Bonds to the date all the debts are paid off. And the portion the Guarantors insure includes principal plus accrued interest and debt ancillary to main liability.

(b)If the bondholders make a claim to the Guarantors to redeem the Exchangeable Bonds, the Guarantors should pay in 14 days after informed of the claim.

(c)During the guarantee period, if the Company is unable to repay principal and interest on bonds on schedule, violates the consignment contract with consigned bank or guaranty contract with the Guarantors, or violates events approved by official authority, to a certain extent that trespass on the bondholders' rights, all the Exchangeable Bonds are deemed to be at maturity immediately.

e) Object exchanged

Common stock of Evergreen International Storage and Transport Corporation (EITC) which belongs to the Company. (Related information is stated in Note 4 (10))

f) Redemption at the Company's option

(a)During the period from one month after the Exchangeable Bonds are issued to 40 days before the maturity of the Exchangeable Bonds, if the closing price of common stock of Evergreen International Storage and Transport Corporation at the block trade market is equal to or more than 30% of the exchange price for a period of 30 consecutive trading days, the Company may redeem the outstanding bonds in cash at the face value of the Exchangeable Bonds within 30 trading days after the abovementioned 30 consecutive trading days.

(b)During the period from one month after the Exchangeable Bonds are issued to 40 days before the maturity of the Exchangeable Bonds, if the total amount of the Exchangeable Bonds outstanding is less than 10% of the total issued amount, the Company may redeem the outstanding bonds in cash at the face value of the Exchangeable Bonds any time.

(c)When the Company issues its redemption notice, if the bondholders do not reply in written form before the effective redemption date, the Company may convert the bonds held by those bondholders into common stock at the exchange price in effect at the expiration of the notice period.

g) Terms of exchange

(a)Exchange period

The bondholders may exchange the Exchangeable Bonds into the common stock of Evergreen International Storage and Transport Corporation during the period from one month after the Exchangeable Bonds are issued to 10 days before the maturity of the Exchangeable Bonds.

The bondholders are prohibited from exercising their exchange right during the period from 3 trading days before the announcement of cash or stock dividends to the date of distribution of the cash or stock dividends.

(b)Exchange price

The base day for setting exchange price is July 15, 2009. The exchange price can be any of the three average closing prices of the common stock of Evergreen International Storage and Transport Corporation during the 1, 3 and 5 trading days before the base day multiplied by the number ranging from 101.00% to 110.00%. If any cash or stock dividends are distributed before the base day, the closing price used in the computation of the exchange price must be adjusted for the effect of the dividend distribution. If any cash or stock dividends are distributed during the period from the date on which the exchange price is set to the date on which the

Exchangeable Bonds are issued, the exchange price is required to be adjusted in accordance with the adjusting formula specified in the bond agreement. The exchange price at the issuance of the Exchangeable Bonds was set at $30.31(in dollars).

h) Entitlement to cash dividends

The bondholders who request to exchange the Exchangeable Bonds during the period from January 1 of the current year to any date which is more than 3 trading days before the announcement of cash or stock dividends are entitled to the cash or stock dividends resolved by the stockholders in the current year. Exchange of the Exchangeable Bonds is prohibited during the period from 3 trading days before the announcement of cash or stock dividends to the ex-dividend date.

The bondholders who request to exchange the Exchangeable Bonds during the period from the date following the ex-dividend date to December 31 of the current year are not entitled to the cash or stock dividends resolved by the stockholders in the current year, but are entitled to the cash or stock dividends resolved by the stockholders in the following year.

i) Others

The Company did not repurchase the Exchangeable Bonds and the bondholders did not exercise the exchange right before December 31, 2009.

B. On August 7, 2009, the Company issued its third domestic unsecured registered convertible bonds (referred herein as the "Third Bonds") at face value, totaling $2.5 billion. The major terms of the issuance are set forth below:

a) Period: 5 years (August 7, 2009 to August 7, 2014)

b) Coupon rate: 0% per annum

c) Principal repayment and interest payment

Unless the Third Bonds are redeemed, repurchased, resold, converted or deregistered before maturity, or other events occur due to regulatory reasons, the principal of the Third Bonds shall be repaid in lump sum by cash at maturity based on the face value of the Bonds.

d) Collaterals

The Third Bonds are unsecured. However, if the Company subsequently issues other convertible bonds secured with collaterals, the rights of the holders of the Third Bonds to claim their credits and the collaterals are set at the same rank as the holders of the convertible bonds issued subsequently.

e) Redemption at the Company's option

(a)During the period from one month after the issuance of the Third Bonds to 40 days before the maturity of the Third Bonds, if the closing price of the Company's common stock at the Taiwan Stock Exchange is equal to or more than 30% of the conversion price for a period of 30 consecutive trading days, the Company may redeem the outstanding bonds in cash at the face value of the Third Bonds within 30 trading days after the abovementioned 30 consecutive trading days.

(b)During the period from one month after the Third Bonds are issued to 40 days before the maturity of the Third Bonds, if the total amount of the Third Bonds outstanding after the conversion by the bondholders is less than $250 million (10% of the total issued amount), the Company may redeem the outstanding bonds at their face value any time during the 40 days before the maturity of the Third Bonds.

(c)When the Company issues its redemption notice, if the bondholders do not reply before the effective redemption date, the Company may convert the bonds held by those bondholders into common stock at the conversion price in effect at the expiration of the notice period.

f) Redemption at the bondholders' option

During the period from 30 days before the 2-year maturity of the Third Bonds to the date of maturity, or from 30 days before the 3-year maturity of the Third Bonds to the date of maturity, the bondholders may require the Company to redeem their bonds in cash at the face value plus interest compensation. (The redemption price for the former is 101.00% of the face value with a yield rate of 0.50% per annum, and 101.51% of the face value with a yield rate of 0.50% for the latter.)

g) Terms of conversion

(a)Conversion period

The bondholders may convert the Third Bonds into the Company's common stock during the period from one month after the Third Bonds are issued to 10 days before the maturity of the Third Bonds.

The bondholders are prohibited from exercising their conversion right during the period from 3 trading days before the announcement of cash or stock dividends to the date of distribution of the cash or stock dividends.

(b)Conversion price

The base day for setting conversion price is July 30, 2009. The conversion price can be any of the three average closing prices of the Company's common stock during the 1, 3 and 5 trading days before the base day multiplied by 101.00%. If any cash or stock dividends are distributed before the base day, the closing price used in the computation of the conversion price must be adjusted for the effect of the dividend distribution. If any cash or stock dividends are distributed during the period from the date on which the conversion price is set to the date on which the Third Bonds are issued, the conversion price is required to be adjusted in accordance with the adjusting formula specified in the bond agreement. The conversion price at the issuance of the Third Bonds was set at $20.04 (in dollars).

h) Entitlement to cash dividends

The bondholders who request to convert the Third Bonds during the period from January 1 of the current year to any date which is more than 3 trading days before the announcement of cash or stock dividends are entitled to the cash or stock dividends resolved by the stockholders in the current year. Conversion of the Third Bonds is prohibited during the period from 3 trading days before the announcement of cash or stock dividends to the ex-dividend date.

The bondholders who request to convert the Third Bonds during the period from the date following the ex-dividend date to December 31 of the current year are not entitled to the cash or stock dividends resolved by the stockholders in the current year, but are entitled to the cash or stock dividends resolved by the stockholders in the following year.

i) Others

The Company did not repurchase the Third Bonds and the bondholders did not exercise the conversion right before December 31, 2009.

C. The conversion rights and debt component of the Third Bonds, abovementioned, are recognized separately in accordance with R.O.C. SFAS NO. 36.

The issuance cost of the Third Bonds is allocated to debt and equity component by amount initially recognized, accordingly the account of "Capital reserve from stock warrants" on book amounts to $256,205.

The net value of the rights of repurchase and resold embedded in bonds payable was separated from bonds payable, and was recognized in "Financial liabilities at fair value through profit or loss" in accordance with R.O.C. SFAS No. 34.

(17)Long-term loans

	December 31, 2009	December 31, 2008
Secured bank loans	$ 5,410,473	$ 3,156,048
Unsecured bank loans	27,719,186	29,141,025
Add: Exchange loss (gain)	(190,280)	23,145
Less: Deferred expenses - hosting fee credit	(6,234)	(10,145)
	32,933,145	32,310,073
Less: Current portion	(4,296,017)	(1,437,812)
Others	2,015,273	2,062,042
	$ 30,652,401	$ 32,934,303
Interest rate (Inclusive of NTD and foreign currencies)	0.63%~9.38%	1.59%~9.38%

A. Please refer to Note 6 for details of the collaterals pledged for the above long-term loans.

B. The above other long-term loans belong to its subsidiary-CLOVE financed from Edgeware Profits Ltd. for Classic Outlook Investment Ltd. and Everup Profits Ltd.'s equity. Such loans were secured by share of stock of the said equity investments as collateral.

(18)Pension

A. In accordance with the Labor Pension Act ("the Act"), effective July 1, 2005, which adopted a defined contribution scheme, employees of the Company and its subsidiary-TTSC may choose to be subject to either the Act, maintaining their seniority before the enforcement of the Act, or the pension mechanism of the Labor Standard Law. Under the defined benefit pension plan, two units are accrued for each year of service for the first 15 years and one unit for each additional year thereafter, subject to a maximum of 45 units. Pension benefits are based on the number of units accrued and the average monthly salaries and wages of the last 6 months prior to retirement. The Company and its subsidiary-TTSC contribute monthly an amount equal to 9.6% of the employees' monthly salaries and wages to the retirement fund deposited with the department of Trust of Bank of Taiwan under the name of the Labor Pension Fund Supervisory Committee.

B. Information on recognition in conformity with actuarial report is set forth below:

a) Actuarial assumptions

	December 31, 2009	December 31, 2008
Discount rate	2.25%	3.25%
Increase in future salary level	2.00%	2.00%
Expected rate of return on plan assets	2.25%	3.25%

b)Reconciliation of the funded status of the plan to the carrying amount of accrued pension liability is as follows:

	December 31, 2009	December 31, 2008
Benefit obligations:		
Vested benefit obligation (VBO)	($ 281,642)	($ 282,963)
Non-vested benefit obligation	(1,102,242)	(1,110,059)
Accumulated benefit obligation (ABO)	(1,383,884)	(1,393,022)
Effects of future salary increments	(155,972)	(163,719)
Projected benefit obligation (PBO)	(1,539,856)	(1,556,741)
Fair value of plan assets	535,292	583,079
Funded status	(1,004,564)	(973,662)
Unrecognized net transaction obligation	78,316	104,218
Unamortized prior service cost	17,680	19,287
Unrecognized loss on plan assets	574,803	596,827
Additional accrued pension liability	(514,827)	(556,613)
Accrued pension liability	($ 848,592)	($ 809,943)

c)The pension costs comprise the following:

	For the years ended December 31,	
	2009	2008
Service cost	$ 54,161	$ 58,442
Interest cost	35,481	46,757
Expected return on plan assets	(13,229)	(18,412)
Deferred amortization		
Unrecognized net transaction obligation	25,901	25,901
Prior service cost	1,607	1,607
Unrecognized loss on plan assets	31,269	29,823
Net pension costs	$ 135,190	$ 144,118

C.Effective July 1, 2005, the Company and its subsidiary-TTSC established a funded defined contribution pension plan (the "New Plan") under the Labor Pension Act ("the Act"). Employees have the option to be covered under the New Plan. Under the New Plan, the Company and its subsidiary-TTSC contribute monthly an amount based on 6% of the employees' monthly salaries and wages to the employees' individual pension accounts at the Bureau of Labor Insurance. The benefits are to be paid monthly or in lump sum upon termination of employment.

D.The pension costs under the defined benefit plan and the defined contribution plan for the years ended December 31, 2009 and 2008 were $162,664 and $170,974, respectively.

(19)Capital stock

A. As of December 31, 2009, the Company's authorized capital was $36,000,000, and the paid-in capital was $30,625,992, divided into 3,062,599 thousand shares of common stocks with a par value of $10 (in dollars) per share.

B. Details of the common stock converted from the unsecured domestic convertible bonds issued by the Company for the years ended December 31, 2009 and 2008 are set forth below:

	For the years ended December 31,					
	2009			2008		
	No. of Shares (in 000's)		Amount	No. of Shares (in 000's)		Amount
First unsecured convertible bonds	-	$	-	19,647	$	196,475
Second unsecured convertible bonds	1,660		16,602	7,422		74,220
Total	1,660	$	16,602	27,069	$	270,695

(20)Capital reserve

A. The Securities and Exchange Act requires that capital reserve shall be exclusively used to cover accumulated deficits or to increase capital and shall not be used for any other purpose. However, capital reserve arising from paid-in capital in excess of par value on issuance of common stock and donations can be capitalized once a year, provided that the Company has no accumulated deficits and the amount to be capitalized does not exceed 10% of the paid-in capital.

B. Information related to "capital reserve from stock warrants" is stated in Note 4(16).

(21)Appropriation of retained earnings and dividend policy

A. According to the Company's Articles of Incorporation, if there is any profit for a fiscal year, the Company shall first make provision for income tax, and cover prior years' losses, then appropriate 10% of the residual amount as legal reserve. Dividends shall be proposed by the Board of Directors and resolved by the stockholders. Bonuses paid to employees shall be at least 0.5% of the total distributed amount and the remuneration paid to the directors and supervisors shall not exceed 5% of the total distributed amount. The Company is currently at the stable growth stage. In order to facilitate future expansion plans, dividends to stockholders are distributed mutually in the form of both cash and stocks with the basic principle that the ratio of cash dividends to total stock dividends shall not be lower than 10%.

B. Legal reserve

Pursuant to the Company Law, the Company is required to set aside 10% of its annual after-tax net income as legal reserve until the balance of such reserve equals the Company's paid-in capital. Utilization of the legal reserve is limited to offsetting deficits and capital increase. Capitalization of the legal reserve is permitted, provided that the balance of the reserve exceeds 50% of the Company's paid-in capital and the amount capitalized does not exceed 50% of the balance of the reserve.

C. Special reserve

If there is any negative stockholders' equity item recognized by the Company, such as unrealized loss on financial product, cumulative translation adjustments and unrecognition pension cost, the Company is required to set aside an amount equal to the amount of the negative stockholders' equity item as special reserve from the after-tax net income. And the amount set aside could be offset by unrealized gain if unrealized gain exists. If the negative stockholders' equity items are subsequently reversed, an amount not exceeding the reversed amount can be appropriated from the special reserve.

D. Appropriation of the 2008 and 2007 earnings as resolved by the stockholders on June 19, 2009 and June 18, 2008, respectively, are set forth below:

	For the years ended December 31,			
	2008		2007	
	Total Amount	Dividend per share (in dollars)	Total Amount	Dividend per share (in dollars)
Legal Reserve	$ 63,927		$ 1,038,170	
Cash dividends	-	$ -	5,201,453	$ 1.7
Remuneration to directors and supervisors	-		45,600	
Cash bonus to employees	-		36,000	
	$ 63,927		$ 6,321,223	

Appropriation of 2008 earnings, abovementioned, is the same as the proposition made by the Board of Directors on April 21, 2009. As of April 28, 2010, the appropriation of 2009 earnings had not been resolved by the Board of Directors. Information on the appropriation of the Company's earnings as resolved by the Board of Directors and approved by the stockholders will be posted in the "Market Observation Post System" at the website of the Taiwan Stock Exchange.

E. Appropriation of the 2007 earnings was calculated by the following formula. After distributing the bonus to employees and the remuneration to directors and supervisors, the after-tax basic earning per share for 2007 decreased from $3.53 (in dollars) to $3.50 (in dollars).

Formula : $\frac{\text{Net income, after-tax} - \text{Cash bonus to employees} - \text{Remuneration to directors and supervisors}}{\text{Weighted-average number of outstanding shares (after retroactive adjustment)}}$

($10,381,702－$36,000–$45,600)/ 2,943,402 thousand shares=$3.50 (in dollars)

F. Under the resolution of the Company's stockholders on 2009, the 2008 earnings is neither to be distributed to employees nor paid to the directors and supervisors. And there is no estimation of bonus to employees or remuneration to the directors and supervisors in 2008 financial statement, as a result, no difference between 2009 and 2008 exists.

(22)Operating revenue

	For the years ended December 31,	
	2009	2008
Marine freight income	$ 77,147,304	$ 121,033,118
Ship rental income	1,048,861	1,565,202
Commission income and agency service income	1,664,125	3,234,834
Container manufacturing income	9,994	1,441,967
Container income and others	2,066,031	1,727,135
	$ 81,936,315	$ 129,002,256

(23)Income tax

	For the years ended December 31,	
	2009	2008
Income tax (benefit) expenses	($ 666,374)	$ 453,078
Add (Less):		
Prepaid and withholding taxes	(141,011)	(195,545)
Separate income tax	41,592	16,445
Adjustments for changes in tax estimates	7,179	110,516
Net change in deferred income tax assets/ liabilities	872,382	235,707
Income tax effect arising from equity adjustments	-	973
Income tax payable	$ 113,768	$ 621,174

A. Deferred income tax assets and liabilities are as follows:

	December 31, 2009	December 31, 2008
Deferred income tax assets - current	$ 734,237	$ 918,233
Deferred income tax assets - non-current	73,731	156,416
Deferred income tax liabilities - current	(29,714)	-
Deferred income tax liabilities - non-current	(1,234,753)	(2,405,587)
Valuation allowance for deferred income tax assets	-	-
	($ 456,499)	($ 1,330,938)

B. Details of temporary differences resulting in deferred income tax assets and liabilities are as follows:

	December 31, 2009		December 31, 2008	
	Amount	Tax effect	Amount	Tax effect
Current items:				
Bad debts expense	$ 1,612	$ 322	$ 1,100	$ 275
Unrealized expense and losses (gain)	(154,698)	(29,660)	122,888	31,418
Unrealized foreign exchange loss (gain)	(223)	(54)	1,213	303
Loss on valuation of financial assets	56,183	11,237	50,906	12,727
Loss on valuation of financial liabilities	636,291	127,258	3,188,918	797,230
Property, plant, and equipment and others	-	-	600	150
Loss carryforwards	2,902,331	580,466	304,520	76,130
Investment tax credits	-	14,954	-	-
		$ 704,523		$ 918,233
Non-current items:				
Deferred income on disposal of ships	$ -	$ -	$ 337,709	$ 84,427
Unrealized expense and losses	23,576	6,962	31,441	8,656
Pension expense	333,828	66,769	253,330	63,333
Equity-accounted investment income	(5,972,979)	(1,199,801)	(9,476,632)	(2,370,926)
Property, plant, and equipment and others	(141,079)	(34,952)	(139,623)	(34,661)
		($1,161,022)		($2,249,171)

C. The Company is eligible for investment tax credits under the Statute for Upgrading Industry. Details as of December 31, 2009 are as follows:

Qualifying item	Total tax credits	Unused tax credits	Final year tax credits are due
Machinery equipment	$ 14,768	$ 14,768	2013
Employees training	186	186	2013

D. As of December 31, 2009, losses available to be carried forward were as follows:

Year in which losses incurred	Amount filed / approved	Losses available to be carried forward	Unused loss carryforwards	Final year losses can be carried forward
2008	$ 305,002	$ 61,000	$ 61,000	2018
2009	2,597,329	519,466	519,466	2019

E. As of December 31, 2009, the Company's income tax returns through 2007 has been assessed and approved by the Tax Authority.

F. Undistributed retained earnings

	December 31, 2009	December 31, 2008
Earnings generated in and before 1997	$ 5,570,596	$ 5,570,596
Earnings generated in and after 1998	2,671,827	12,591,107
	$ 8,242,423	$ 18,161,703

G. As of December 31, 2009 and 2008, the balance of the imputation tax credit account were $2,405,483 and $2,056,480, respectively. The creditable tax rate was 19.01% for 2008 and is estimated to be 48.15% for 2009.

(24) Earnings (losses) per share

	For the year ended December 31, 2009				
	Amount		Weighted-average outstanding common shares (in thousands)	Losses per share (in dollars)	
	Before tax	After tax		Before tax	After tax
Basic EPS					
Consolidated losses	($ 12,873,647)	($ 12,207,273)	3,061,502	($ 4.21)	($ 3.99)
Minority interest	2,480,313	2,351,920		0.81	0.77
Consolidated net losses	($ 10,393,334)	($ 9,855,353)		($ 3.40)	($ 3.22)
Dilutive effect of common stock equivalents:					
Convertible bonds	Note	Note	Note		
Dilutive EPS					
Consolidated net losses	($ 10,393,334)	($ 9,855,353)	3,061,502	($ 3.40)	($ 3.22)

Note: According to R.O.C. SFAS NO. 24, "Earnings Per Share", the potential common stock should not be considered in calculation of basic earnings per share, due to net operating loss from continuing operation, which leads to anti-diluted effect.

	For the year ended December 31, 2008				
	Amount		Weighted-average outstanding common shares (in thousands)	Earnings per share (in dollars)	
	Before tax	After tax		Before tax	After tax
Basic EPS					
Consolidated income	$ 1,472,105	$ 1,019,027	3,055,070	$ 0.48	$ 0.33
Minority interest	(548,608)	(379,761)		(0.18)	(0.12)
Consolidated net income	$ 923,497	$ 639,266		$ 0.30	$ 0.21
Dilutive EPS					
Consolidated income	$ 1,472,105	$ 1,019,027		$ 0.48	$ 0.33
Minority interest	(548,608)	(379,761)		(0.18)	(0.12)
Dilutive effect of common stock equivalents:					
Convertible bonds	7	5	16,864	-	-
Consolidated net income	$ 923,504	$ 639,271	3,071,934	$ 0.30	$ 0.21

(25)Personnel, depreciation, depletion and amortization expenses

Personnel, depreciation, depletion, and amortization expenses are summarized as follows:

	For the year ended December 31, 2009		
	Operating cost	Operating expense	Total
Personnel expenses			
Salaries	$ 1,523,003	$ 2,443,511	$ 3,966,514
Labor and health insurance	37,170	234,874	272,044
Pension expense	212,579	292,944	505,523
Others	180,204	90,566	270,770
Depreciation	5,370,548	220,889	5,591,437
Amortization	293,627	38,146	331,773

	For the year ended December 31, 2008		
	Operating cost	Operating expense	Total
Personnel expenses			
Salaries	$ 1,665,360	$ 2,739,786	$ 4,405,146
Labor and health insurance	37,258	239,588	276,846
Pension expense	143,189	266,151	409,340
Others	196,434	329,273	525,707
Depreciation	5,315,055	237,396	5,552,451
Amortization	444,638	41,950	486,588

5.RELATED PARTY TRANSACTIONS

(1)Names of the related parties and their relationship with the Company

Related Party	Relationship with the Company
Evergreen International S.A. (EIS)	Major stockholder of the Company
Evergreen International Storage and Transport Corporation (EITC)	Investee accounted for under the equity method
EVA Airways Corporation (EVA)	Investee accounted for under the equity method
Evergreen Security Corporation (ESRC)	Investee accounted for under the equity method
Charng Yang Development Co., Ltd. (CYD)	Investee accounted for under the equity method
Taipei Port Container Terminal Corporation (TPCT)	Investee accounted for under the equity method
Evergreen International Corporation (EIC)	Investee of the Company's major stockholder
Evergreen State Transport Co., Ltd. (Evergreen State)	Investee of the Company's major stockholder
Evergreen Star Transport Co., Ltd. (Evergreen Star)	Investee of the Company's major stockholder
Evergreen Airline Service Corporation (EGAS)	Investee of the Company's major stockholder
Evergreen Marine (Hong Kong) Pte. Ltd. (EGH)	Investee of the Company's major stockholder
Evergreen Marine (Singapore) Pte. Ltd. (EMS)	Investee of the Company's major stockholder (Established in March, 2009)
Chang Yung-Fa Charity Foundation	Its chairman being the Company's director
Chang Yung-Fa Foundation	Its chairman being the Company's director
Shanghai Jifa Logistics Co., Ltd. (SJL)	Investee of Peony (Disposed in May, 2008)
Ningbo Victory Container Co., Ltd. (NVC)	Investee of Peony
Qingdao Evergreen Container Storage and Transportation Co., Ltd. (QECT)	Investee of Peony
Kingtrans International Logistics (Tianjin) Co.,Ltd (KTIL)	Investee of Peony
Green Peninsula Agencies SDN. BHD. (GPA)	Investee of Peony
Luanta Investment (Netherlands) N.V. (Luanta)	Investee of Peony
Taranto Container Terminal S.p.A. (TCT)	Investee of Luanta
Balsam Investment N. V. (Balsam)	Investee of Peony
Italia Marittima S.p.A.(ITS)	Investee of Balsam
Evergreen Container Terminal (Thailand) Ltd. (ECTT)	Investee of Peony
Colon Container Terminal S.A. (CCT)	Investee of Peony
Gaining Enterprise S.A. (GESA)	Investee of EITC
Seaside Transportation Service LLC. (STS)	Investee of ISLAND with significant influence
Sinotrans Group Shenzhen Co. (SGSC)	Investee of SGTC with significant influence

(2)Significant transactions and balances with related parties

A. Operating revenues from related parties

	For the years ended December 31,					
	2009			2008		
		Amount	% of Total Operating Revenues		Amount	% of Total Operating Revenues
EIC	$	1,863,623	3	$	2,230,700	2
EITC		100,761	-		98,366	-
EIS		722,724	1		1,241,179	1
EGH		501,637	1		17,041	-
ITS		385,294	-		707,915	-
EMS		112,059	-		-	-
STS		68,066	-		50,705	-
GESA		24,174	-		26,484	-
Others		15	-		30	-
	$	3,778,353	5	$	4,372,420	3

The business terms on which the Group transacts with related parties are of no difference from those with non-related parties.

B. Expenditures on services rendered by related parties

	For the years ended December 31,			
	2009		2008	
	Amount	% of total Operating Costs and Expenses	Amount	% of total Operating Costs and Expenses
EITC	$ 808,417	1	$ 882,437	1
EIC	609,324	1	668,146	-
ESRC	43,930	-	43,655	-
TPCT	43,675	-	-	-
EVA	8,067	-	22,782	-
GESA	1,737,509	2	1,739,186	2
EIS	1,460,160	2	285,632	-
EGH	569,516	-	80,970	-
ITS	41,607	-	167,286	-
Others	2,988	-	1,832	-
	$ 5,325,193	6	$ 3,891,926	3

The business terms on which the Group transacts with related parties are of no difference from those with non-related parties.

C. Asset transactions

a) Acquisitions of property, plant, and equipment

		For the years ended December 31,	
	Items	2009	2008
EIC	Vehicles	$ 2,356	$ -
ESRC	Office equipment	-	1,036
		$ 2,356	$ 1,036

b) Disposal of property, plant and equipment

		For the years ended December 31,			
		2009		2008	
	Item	Price	Gain on disposal	Price	Gain on disposal
ESRC	Vehicles	$ 745	$ 23	$ -	$ -

D.Lease

a) Rental income (recorded as non-operating income) generated from the operating premises and parking lots leased to the related parties are as follows:

	Leasehold Property	For the years ended December 31, 2009 Amount	2009 % of Total Rental Income	2008 Amount	2008 % of Total Rental Income
EIC	Office building	$ 98,629	80	$ 98,565	80
"	Vehicles	1,379	1	1,550	1
EVA	Parking lots	-	-	128	-
ESRC	Parking lots	96	-	96	-
		$ 100,104	81	$ 100,339	81

b) Rental expense (recorded as general and administrative expenses) incurred for operating premises and parking lots leased from the related parties are as follows:

	Leasehold Property	For the years ended December 31, 2009 Amount	2009 % of Total Rental Expenses	2008 Amount	2008 % of Total Rental Expenses
EIC	Office buildings	$ 47,555	99	$ 47,012	99
EVA	Parking lots	610	1	547	1
		$ 48,165	100	$ 47,559	100

c) Rental expense incurred for the vessels and slot lease from the related parties are recorded as direct operating costs. Details are set forth below:

	For the years ended December 31, 2009 Amount	2009 % of Total Vessel and Slot Rental Expenses	2008 Amount	2008 % of Total Vessel and Slot Rental Expenses
EITC	$ 636,493	14	$ 607,348	17
GESA	1,737,508	39	1,739,186	47
EIS	1,460,160	33	283,674	8
ITS	41,607	1	167,286	4
	$ 3,875,768	87	$ 2,797,494	76

E. Receivables from and payables to related parties

The receivables from and payables to related parties bear no interest, and are set forth as follows:

	December 31, 2009		December 31, 2008	
Accounts receivable	Amount	% of Account Balance	Amount	% of Account Balance
EIC	$ 215,195	3	$ 136,107	2
EITC	24,318	-	24,882	-
EIS	51,410	1	82,333	1
ITS	12,380	-	4,687	-
Others	11,211	-	3,803	-
	$ 314,514	4	$ 251,812	3

	December 31, 2009		December 31, 2008	
Other receivables	Amount	% of Account Balance	Amount	% of Account Balance
EIC	$ 133,691	7	$ 136,037	7
ITS	672,390	34	3,148	-
Luanta	237,341	13	244,999	12
EIS	105,781	5	83,815	4
KTIL	96,584	5	98,957	5
SGSC	28,234	1	18,776	1
Others	1,551	-	5,615	-
	$ 1,275,572	65	$ 591,347	29

	December 31, 2009		December 31, 2008	
Accounts Payable	Amount	% of Account Balance	Amount	% of Account Balance
EIC	$ 25,446	1	$ 29,072	-
ITS	114,285	5	69,094	2
EIS	31,843	1	93,025	3
EMS	13,078	-	-	-
EGH	4,473	-	21,330	-
Others	14,105	-	14,311	-
	$ 203,230	7	$ 226,832	5

Other Payables	December 31, 2009 Amount	% of Account Balance	December 31, 2008 Amount	% of Account Balance
EIS	$ 115,423	14	$ 155,719	11
ITS	64,210	8	158,021	12
	$ 179,633	22	$ 313,740	23

(3)Endorsements and guarantees for related parties

Endorsements and guarantees provided for its related parties are as follows:

	December 31, 2009		December 31, 2008	
BALSAM	USD	49,000	USD	-
CCT	USD	28,680	USD	53,000
TCT	USD	20,250	USD	20,250
ITS	USD	-	USD	10,000

(4)Significant contracts with related parties

A. The Company entered into an agreement with EIC for consulting services on business management, computer information, and shipping affairs. Except for payments made on behalf of the Company which are charged on actual amounts, the remaining fees are charged on an hourly basis or by cost plus method. The contract took effect on July 1, 1996 and will remain effective unless terminated.

B. The Company entered into an agreement with EIC for services, such as cargo-forwarding and freight-collecting. As of December 31, 2009 and 2008, the receivables were $54,621 and $32,833, respectively. The contract has been effective since 2002 unless terminated.

C. The Company entered into an agreement with ESRC for security service in the Taipei office, the Kaohsiung office, and the Kaohsiung container yards. The monthly service fees were $940 for Taipei and $1,614 for Kaohsiung.

D. The Group entered into agency agreements with its related parties to manage petty cash required by their vessels, and payments of Taiwanese crew salaries and insurance premiums. The transactions are recorded as "temporary debits". As of December 31, 2009 and 2008, the debit balances of the account are as follows:

	December 31, 2009		December 31, 2008	
EMS	$	10,336	$	-
GESA		7,392		6,345
EIS		5,651		10,848
EGH		3,709		3,268
	$	27,088	$	20,461

E. The Group entered into agency agreements with its related parties, whereby the related parties act as the Group's overseas agents to deal with foreign port formalities, such as arrival and departure of the Group's ships, cargo stevedoring and forwarding, freight collection, and payment of expenses incurred in foreign ports. The transactions are recorded as agent accounts in "Other current assets (liabilities) ". As of December 31, 2009 and 2008, the debit balances of the accounts are as follows:

	December 31, 2009	December 31, 2008
EIC	$ 91,395	$ 62,128

F. Temporary accounts, between the Group and Evergreen International S.A., Gaining Enterprise S.A., Italia Marittima S.p.A., Evergreen Marine (Hong Kong) Ltd. and Evergreen Marine (Singapore) Pte. Ltd. incurred due to foreign port formalities and pier rental expenses are recognized as agency reciprocal accounts in "Other current assets (liabilities)". Details of the balance as of December 31, 2009 and 2008 are as follows:

a) Debit balance of agency reciprocal accounts

	December 31, 2009	December 31, 2008
EIS	$ 703,591	$ -
ITS	404,213	555,767
GESA	20,059	26,748
	$ 1,127,863	$ 582,515

b) Credit balance of agency reciprocal accounts

	December 31, 2009	December 31, 2008
EMS	$ 244,025	$ -
EGH	214,299	146,291
EIS	-	1,193,448
	$ 458,324	$ 1,339,739

G. The Company has been commissioned by its related parties to manage their vessel affairs. The management fees are charged monthly and are recorded as operating revenues. Details of the management fees recognized for the years ended December 31, 2009 and 2008 are as follows:

	For the years ended December 31,	
	2009	2008
EITC	$ 94,591	$ 90,797
EIS	63,945	102,622
EMS	24,224	-
GESA	17,093	19,523
EGH	16,703	17,041
ITS	7,130	5,077
	$ 223,686	$ 235,060

(5)Disclosure of management's salaries, bonuses and allowance

	For the years ended December 31,	
	2009	2008
Salary and bonuses	$ 129,358	$ 131,933
Administrative fees	3,739	3,296
Directors' and supervisors' remuneration and employees' bonuses	1,914	28,930
	$ 135,011	$ 164,159

A. "Salaries and bonuses" includes salaries, premiums, pensions, severance pay, bonuses, and incentives, etc.

B. Administrative fees include travel allowances, discretionary allowances, stipends, and provision of vehicles and housing, etc.

C. "Directors' and supervisors' remuneration and employees' bonuses" refers to the fees recognized according to EITF96-052 of the Accounting Research and Development Foundation, R.O.C. The amounts for 2008 were based on the actual amounts distributed.

(6) As a means to give back to society, the Company sponsored charities for the public good and donated $54,000 to Chang Yung-Fu Foundation in 2008. In response to typhoon Morakot in Taiwan on August 8, 2009, The Company's subsidiary-Taiwan Terminal Services Co., Ltd. donated $1,000 to Chang Yung-Fu Foundation in 2009.

6.PLEDGED ASSETS

The Group's assets pledged as collateral as of December 31, 2009 and 2008 are as follows:

Pledged assets	Book value		Purpose
	December 31, 2009	December 31, 2008	
Restricted assets-current			Performance
- Time deposits	$ 251,508	$ 132,187	guarantee
Refundable deposits			
- Time deposits	2,000	2,000	〃
Property, plant and equipment			Long-term
-Land	1,800,093	1,800,093	loan
-Buildings	865,429	891,198	〃
-Loading and discharging equipment	1,845,779	1,779,868	〃
-Ships	1,893,478	-	〃
Financial assets carried at cost			
-Classic Outlook Investment Ltd.	3,292,523	3,368,934	〃
-Everup Profits Ltd.	7	7	〃
	$ 9,950,817	$ 7,974,287	

7.COMMITMENTS AND CONTINGENT LIABILITIES

A. Details of the stand-by letters of credit issued by the banks on behalf of the Company are as follow

Guarantor	December 31, 2009		December 31, 2008	
Bank of America	USD	-	USD	5,000
Deutsche Bank	USD	5,000	USD	-

B. Endorsements and guarantees issued by the Group are as follows:

Companies receiving guarantee	December 31, 2009		December 31, 2008	
BALSAM	USD	49,000	USD	-
CCT	USD	28,680	USD	53,000
TCT	USD	20,250	USD	20,250
ITS	USD	-	USD	10,000

C. A former stockholder of the Company sold some of its shares through issuance of global depository receipts (GDRs). The issuance of GDRs was approved by the SEC on June 19, 1996 as per Letter (85) Tai-Cai-Zheng (1) No. 35410. On August 2, 1996, the GDRs were approved by the UK governing authority to be listed on the London Stock Exchange and were issued in Asia, Europe and the US. The initial number of units issued was 5,449,592, representing 54,495,920 shares of the Company's common stock at $50.50 (in dollars) per share, and the number of supplementary units issued was 817,438. In total, the number of units issued was 6,267,030, representing 62,670,300 shares of the Company's common stock at $50.50 (in dollars) per share, and the GDRs issued amounted to USD115 million. Another 2,053,122 units, representing 20,531,279 shares of the Company's common stock, were issued during the period from 1997 to December 31, 2009. As of December 31, 2009, 8,320,152 units were redeemed and 187,012 units were outstanding, representing 1,870,179 shares of the Company's common stock.

D. In 1999, due to the conflicts from the contract to import and export goods, a lawsuit was filed against Shenzhen Greentrans Transportation Co., Ltd. (SGTC) by another company. SGTC had authorized the agent lawyer to litigate, requesting an indemnity of RMB10, 527 plus the interest, by December 31, 2009. In this case, the company received a favorable decision from the Shenzhen Intermediate People's Court as the winning party of this lawsuit. However, the plaintiff appealed the case to a higher court, the Gung Dong High People's Court, which in 2001 had decided against the company and had secured part of the transportation equipment. (As of December 31, 2009, the book value of the fixed asset was RMB3, 988.) However, the company contested the results and requested for a retrial. The case is still pending. As such, no provisions have been reflected in the financial statement.

E. As of December 31, 2009, the long-term and medium-term loan facilities granted by the financial institutions with the resolution from the Board of Directors to finance the Company's purchase of new containers and general working capital requirement amounted to $22,648,817 and the unutilized credits were $8,455,227.

F. As of December 31, 2009, the estimated amount of ship rental expense in the following years under long-term contracts is set forth as follows:

Year	Amount	
within 1 year	USD	161,612
1~2 years		70,679
2~3 years		65,208
3~4 years		64,497
4~5 years		56,877
over 5 years		221,221
	USD	640,094

G. As of December 31, 2009, the amount of guaranteed notes issued by the Company for loans borrowed was $3,200,000.

8.SIGNIFICANT CATASTROPHE

None.

9.SUBSEQUENT EVENTS

None.

10.OTHERS

(1)Financial statement disclosure

Certain accounts in the 2008 financial statements were reclassified to conform to the 2009 financial statement presentation.

(2)Fair value information of financial instruments

	December 31, 2009		
		Fair Value	
	Book value	Quotations in an active market	Estimated using a valuation technique
Non-derivative financial instruments：			
Assets			
Cash and cash equivalents	$ 9,861,789	$ -	$ 9,861,789
Notes and accounts receivable	9,910,014	-	9,910,014
Financial assets at fair value through profit or loss			
Equity securities	153	153	-
Beneficiary certificates	3,271,884	3,271,884	-
Corporate bonds	100,000	-	100,000
Held-to-maturity financial assets-current	160,000	-	160,000
Other financial assets-current	238,908	-	238,908
Restricted assets-current	251,508	-	251,508
Available-for-sale financial assets-non-current	692,312	692,312	-
Held-to-maturity financial assets-non-current	2,180,866	-	2,180,866
Financial assets carried at cost-non-current	5,009,094	-	-
Refundable deposits	130,227	-	130,227
Liabilities			
Short-term loans	2,274,220	-	2,274,220
Short-term notes and bills payable	99,959	-	99,959
Notes and accounts payable	10,112,477	-	10,112,477
Corporate bonds payable (including current portion)	4,311,792	-	4,311,792
Long-term loans (including current portion)	34,954,652	-	34,954,652
Guarantee deposits received	37,992	-	37,992
Derivative financial instruments：			
Assets			
Interest rate swap (IRS)	663	-	663
Cross currency swap (CCS)	9,296	-	9,296
Structured and equity-linked financial instruments	801,199	-	801,199
Liabilities			
Interest rate swap (IRS)	255,732	-	255,732
Cross currency swap (CCS)	238,870	-	238,870
Oil swap	329,792	-	329,792
Foreign exchange option (FX option)	330,213	-	330,213
Embedded derivatives	260,750	-	260,750

	December 31, 2008		
		Fair Value	
	Book value	Quotations in an active market	Estimated using a valuation technique
Non-derivative financial instruments：			
Assets			
Cash and cash equivalents	$ 26,989,418	$ -	$ 26,989,418
Notes and accounts receivable	10,146,386	-	10,146,386
Financial assets at fair value through profit or loss			
Equity securities	92	92	-
Beneficiary certificates	566,124	566,124	-
Other financial assets-current	1,363,494	-	1,363,494
Restricted assets-current	132,187	-	132,187
Available-for-sale financial assets-non-current	392,588	392,588	-
Financial assets carried at cost-non-current	5,089,567	-	-
Refundable deposits	400,882	-	400,882
Liabilities			
Short-term loans	2,885,625	-	2,885,625
Notes and accounts payable	16,541,713	-	16,541,713
Corporate bonds payable (including current portion)	232,100	-	232,100
Long-term loans (including current portion)	34,382,260	-	34,382,260
Guarantee deposits received	37,565	-	37,565
Derivative financial instruments：			
Assets			
Interest rate swap (IRS)	5,340	-	5,340
Cross currency swap (CCS)	24,355	-	24,355
Structured and equity-linked financial instruments	32,719	-	32,719
Liabilities			
Interest rate swap (IRS)	358,070	-	358,070
Cross currency swap (CCS)	151,400	-	151,400
Oil swap	3,438,178	-	3,438,178
Foreign exchange option (FX option)	598,104	-	598,104

The following summarizes the methods and assumptions used in estimating the fair value of financial instruments:

A. The fair values of short-term financial instruments were determined using their carrying value because of the short maturities of these instruments. This method applies to cash and cash equivalents, notes and accounts receivable/payable, other financial assets, refundable deposits, restricted assets, short-term debts, short-term bills payable and guarantee deposits received.

B. For financial assets at fair value through profit or loss and available-for-sale financial assets with quoted market price available in an active market, the fair value is determined using the quoted market price. When there is no quoted market price for reference, a substitute valuation technique is used to measure the fair value which incorporates all factors that market participants would consider in making estimations and assumptions for setting a price and wherein such information is available to the Group.

C. Held-to-maturity financial assets are those with fixed or determinable payments and a fixed time-to-maturity which the Group has positive intent and ability to hold. Upon measurement, held-to-maturity financial assets are carried at amortized cost. Any profits or losses incurred due to changes in fair value should be recognized in the income statement when the financial asset is derecognized, impaired or amortized.

D. Financial assets carried at the cost, consists of unlisted stocks or those not actively traded in an active market. Their fair value could not be measured reliably; hence, such instruments are measured at cost in compliance with applicable accounting standards. For bond investments with no active market, the carrying value is used to estimate its fair value when there is no market price for reference.

E. Fair values of long-term loans are estimated based on the present values of future cash flows. For bank loans associated with floating interest rate, the carrying value represents its fair value.

F. Fair values of corporate bonds payable are determined as the quoted market prices when available. When the quoted market prices are not available, fair values are estimated based on financial information or other information.

G. The fair values of derivative financial instruments are determined based on the estimated amounts to be received or paid if the Group terminates the contract on the balance sheet date. Unrealized gains or losses arising from unsettled contracts are generally included. Ask price from counterparties are available for reference in setting fair values for the Group's derivative financial instruments.

(3)Information on significant gain/loss and equity items on financial instruments

A. For the years ended December 31, 2009 and 2008, total interest income from financial assets and liabilities at fair value through profit or loss amounted to $3,879,139 and $3,331,735.

B. For the years ended December 31, 2009 and 2008, total interest income for financial assets or financial liabilities that are not at fair value through profit or loss amounted to $301,208 and 751,472, whereas the total interest expense amounted to $399,737 and $467,426, respectively.

C. For the years ended December 31, 2009 and 2008, the adjustment of shareholders' equity resulting from available-for-sale financial assets was debit $299,724 and $353,561; whereas the total loss or gain deducted from the adjustment of shareholders' equity resulting from available-for-sale financial assets was $0 and $23,599, respectively.

(4)Information on interest rate risk positions

As of December 31, 2009 and 2008, the financial assets with fair value risk due to the change of interest rate amounted to $663 and $5,340; whereas the financial liabilities with fair value risk due to the change of interest rate amounted to $255,732 and $358,070, respectively. The financial assets with cash flow risk due to the change of interest rate amounted to $2,756,793 and $4,431,512; whereas the financial liabilities with cash flow risk due to the change of interest rate amounted to $33,051,442 and 33,220,218, respectively.

(5)Risk policy and hedging strategy

The financial instruments held by the Group, other than derivative instruments, are composed of cash and cash equivalents, stocks, funds, bank loan, and corporate bonds. Such financial instruments are held for maintaining adequate operating capital. The Group also held other financial assets and liabilities, such as accounts receivable and payable generated from operating activities.

The transactions associated with derivative instruments mainly include interest rate swap and oil swap. The primary objective is to avoid the interest rate risk and fuel price variation arising from operating and financing activities.

The primary risks of financial instruments are cash flow risk associated with interest rate fluctuations, exchange rate risk, credit risk, and liquidity risk. The risk management policies are set forth below:

Cash flow risk associated with interest rate fluctuations

The Group's major exposure to cash flow risk associated with interest rate variations come primarily from long-term financing with floating interest. The Group adopts a combination of fixed and floating interest rate loans to manage such interest rate risks. In addition, the Group also engages in interest rate swaps to minimize cost of borrowings.

As of December 31, 2009, the carrying values of the Group's financial instruments exposed to interest rate are summarized in the order of maturity as follows:

A. Fixed interest rate

	Within 1 year	1-2 years	2-3 years	over 3 years	Total
Cash and cash equivalents	$ 7,077,499	$ -	$ -	$ -	$ 7,077,499
Bank loan	(2,162,157)	-	-	-	(2,162,157)
Short-term notes and bills payable	(99,959)	-	-	-	(99,959)

B. Floating interest rate

	Within 1 year	1-2 years	2-3 years	over 3 years	Total
Cash and cash equivalents	$ 2,756,793	$ -	$ -	$ -	$ 2,756,793
Bank loan	(4,408,080)	(9,121,908)	(4,796,289)	(14,725,165)	(33,051,442)

The interest of financial instruments associated with the floating interest rates is remeasured within 1 year period and the interest for financial instruments associated with the fixed interest rate is fixed to maturity. The financial instruments not included in the preceding table are not subject to interest payments and thus, do not have inherent interest rate risk.

Exchange rate risk

Although the Group is exposed to exchange rate risk, the Group has stable cash inflows denominated in foreign currencies for meeting cash outflows denominated in foreign currency due to the fact that the Group operates in international transportation industry. In order to minimize exchange rate risk, the Group also engages in activities, such as borrowing of US Dollar loans, etc.

Credit risk

The Group only deals with third parties with good credit standings. In compliance with the Group's policies, strict credit assessment is to be performed by the Group prior to providing credit to customers. The occurrence of bad debts is also minimized by the Group's practices in continuously monitoring and assessing collections on notes and accounts receivables and making adjustments to the credit terms granted for each customer based on the conclusion drawn from such assessment. Moreover, the Group is restricted from engaging in credit trading with other business units operating under other functional currencies unless permission from the highest instruction unit has been received.

Other financial instruments held by the Group are subject to credit risk arising from the failure of counterparty to settle their contractual obligations as and when they fall due. Since the Group only deals with third parties with qualifying credit standings, no collateral is required by the Group which also represents that the maximum credit exposure amount equals to the relative carrying value. The maximum credit exposure amount for various financial assets held by the Group is analyzed as follows:

Financial instruments	December 31, 2009 Book value	Maximum credit exposure amount
Financial assets at fair value through profit or loss		
Trading financial assets	$ 4,083,195	$ 4,083,195
Financial assets designated as at fair value through profit or loss	100,000	100,000
Held-to-maturity financial assets		
Financial bonds	360,000	360,000
Corporate bonds	1,980,866	1,980,866
Available-for-sale financial assets		
Equity security	692,312	692,312
Financial assets carried at cost		
Equity security	5,009,094	5,009,094

Financial instruments	December 31, 2008 Book value	Maximum credit exposure amount
Financial assets at fair value through profit or loss		
Trading financial assets	$ 628,630	$ 628,630
Available-for-sale financial assets		
Equity security	392,588	392,588
Financial assets carried at cost		
Equity security	5,089,567	5,089,567

Credit risk refers to the risk of counterparty's failure to settle contractual obligations as and when they fall due. The credit risk presented in the preceding table is the positive net amount of all contracts with positive fair values at the balance sheet date. The credit risk amount presented is the loss that may be incurred by the Group in the case of counterparty's default. Since the counterparties of the Group are business enterprises or financial institutions with good credit rating, the potential credit risk event is remote. In addition, since the Group is not concentrated in transactions with one individual or counterparty, no concentration of credit risk is evident.

Liquity risk

The Group achieves the objectives of effective use of capital and stabilization of capital by adjusting capital through the use of cash and cash equivalents, financial instruments held for trading, bank loans and corporate bonds, etc. The operating capital of the Group is sufficient in meeting capital on demand; therefore, no significant liquidity risk is expected.

(6)Hedging activity

Cash flow hedge

The Company holds interest rate swap contracts to avoid the risk resulting from variation between floating and fixed rate. The effectiveness of hedging was within a range of 80% to 125%.

	Instrument designated for hedging				
		Fair value			
Hedge item	Financial instrument designated for hedging	December 31, 2009	December 31, 2008	Period of Anticipated cash flow	Period of gain (loss) recognized in income statements
Floating interest debts	Interest rate swap	$ -	$ -	2002~2008	2002~2008

Items	December 31, 2009	December 31, 2008
Adjustment amount in equity	$ -	$ 2,919
Adjustment amount from equity to income statement	-	(2,919)
Adjustment amount from equity to non-financial assets (liabilities)	-	-

11.ADDITIONAL DISCLOSURES REQUIRED BY THE SECURITIES AND FUTURE

(1)Related information of significant transactions

A. Endorsements and guarantees provided during the year ended December 31, 2009

Number (Note 1)	Endorser/guarantor	Party being endorsed/ guaranteed	Relationship with the endorser/ guarantor (Note 2)	Limit on endorsements/ gurantees provided for a single party	outstanding endorsement/ guarantee amount during the year ended December 31, 2009	Outstanding endorsement/ guarantee amount at December 31, 2009	Amount of endorsement/ guarantee secured with collateral	Ratio of accumulated endorsement/guarantee amount to net asset value of the Company	Ceiling on total amount of endorsements/ guarantees provided (Note 3)
0	Evergreen Marine Corporation	Greencompass Marine S.A.	3	$ 113,643,340	$ 21,236,321	$ 19,351,137	$ -	34.06%	$ 142,054,175
					(USD 608,543)	(USD 601,593)			
0	Evergreen Marine Corporation	Peony Investment S.A.	2	113,643,340	174,485	160,833	-	0.28%	
					(USD 5,000)	(USD 5,000)			
0	Evergreen Marine Corporation	Evergreen Marine (UK) Ltd.	3	113,643,340	20,438,014	19,543,803	-	34.39%	
					(USD 585,667)	(USD 607,583)			
0	Evergreen Marine Corporation	Taranto Container Terminal S.p.A.	6	28,410,835	706,664	651,372	-	1.15%	
					(USD 20,250)	(USD 20,250)			
0	Evergreen Marine Corporation	Whitney Equipment LLC.	3	113,643,340	2,258,024	2,258,024	-	3.97%	
					(USD 70,198)	(USD 70,198)			
0	Evergreen Marine Corporation	Hemlock Equipment LLC.	3	113,643,340	614,187	566,130	-	1.00%	
					(USD 17,600)	(USD 17,600)			
0	Evergreen Marine Corporation	Colon Container Terminal S.A.	6	28,410,835	1,849,541	922,535	-	1.62%	
					(USD 53,000)	(USD 28,680)			
0	Evergreen Marine Corporation	Balsam Investment (Netherlands) N.V.	6	28,410,835	1,611,463	1,576,159	-	2.77%	
					(USD 49,000)	(USD 49,000)			

Note 1: The number are assigned as follows:

"0" denotes issuer

The investee is numbered from "1" in sequence by different company.

Note 2: Nature of the counterparty's relationship with the Company or its subsidiaries

"1" denotes the endorsements/guarantees provided to the companies which have transactions with the Company or its subsidiaries.

"2" denotes the endorsements/guarantees provided to the subsidiaries of which the Company holds more than 50% of the common stock.

"3" denotes the endorsements/guarantees provided to the investees of which the Company together with its subsidiaries hold more than 50% of the common stock.

"4" denotes the endorsements/guarantees provided to the companies which directly or indirectly hold more than 50% of the Company's common stock.

"5" denotes the endorsements/guarantees provided pursuant to construction contracts.

"6" denotes the endorsements/guarantees provided to joint venture companies based on the Company's or its subsidiaries proportionate equity interest in the Company.

Note 3: The equation of the maximum limits and amounts should be explained. If there are contingent losses in the financial statemnents, the amount should be interpreted by the Company.

According to the Company's credit policy, the total amount of endorsements or guarantees provided by the Company or its subsidiaries should not exceeded 250% of the net worth states in the latest financial statement.

The calculation is as follows:

The Company: NT$56,821,670 *250%=NT$142,054,175

B. Marketable securities held as of December 31, 2009

Securities held by	Marketable securities	Relationship of the securities issuer with the Company	General ledger account	December 31, 2009				Remark
				Number of shares (in thousands)	Book value	Ownership (%)	Market value or net value	
Evergreen Marine Corporation	Stock:							
	Peony Investment S.A.	Subsidiary of the Company	Long-term equity investment accounted for by the equity method	4,765	$ 39,534,025	100.00	$ 39,528,030	(Note)
	Taiwan Terminal Service Co., Ltd.	〃	〃	5,500	88,284	55.00	88,284	(Note)
	Charng Yang Development Co., Ltd.	Investee company accounted for by the equity method	〃	42,504	540,458	40.00	540,458	
	Evergreen International Storage and Transport Corp.	〃	〃	424,062	7,932,844	39.74	12,128,182	12/31 market price
	Evergreen Security Corporation	〃	〃	4,000	73,919	31.25	73,919	
	EVA Airways Corporation	〃	〃	572,257	6,186,214	19.32	8,068,830	12/31 market price
	Taipei Port Container Terminal Corporation	〃	〃	88,344	863,477	21.03	863,477	
	Power World Fund Inc.	None	Financial assets carried at cost - non-current	1,290	12,898	5.68	7,197	
	Fubon Securities Finance Co., Ltd.	〃	〃	19,717	190,322	4.93	275,639	
	Taiwan HSR Consortium	〃	〃	126,735	1,250,000	2.15	468,920	
	Ever Accord Construction Corp.	〃	〃	5,250	43,749	17.50	70,874	
	Linden Technologies, Inc.	〃	〃	50	15,372	2.53	-	The net value is equal to zero due to its convertible preferred stock.
	TopLogis, Inc.	〃	〃	2,464	22,100	17.48	2,634	

Note: This investment was written off when the consolidated financial statements were prepared.

Securities held by	Marketable securities	Relationship of the securities issuer with the Company	General ledger account	December 31, 2009				Remark
				Number of shares (in thousands)	Book value	Ownership (%)	Market value or net value	
Evergreen Marine Corporation	Central Reinsurance Corp.	None	Available-for-sale financial assets - non-current	46,561	$ 633,225	8.45	$ 633,225	
	Fubon Financial Holding Co., Ltd.	〃	〃	1,503	59,087	0.02	59,087	
	China Man-Made Fiber Corporation	〃	Financial assets at fair value through profit or loss -current	22	153		153	
	Beneficiary certificates:							
	Pca Well Pool Fund	None	Financial assets at fair value through profit or loss -current	771	10,006		10,006	
	Fubon Chi-Hsiang Fund	〃	〃	7,001	105,058		105,058	
	Polaris De-Li Fund	〃	〃	2,057	32,080		32,080	
	Polaris De-Bao Fund	〃	〃	13,243	152,018		152,018	
	Union Bond Fund	〃	〃	30,391	383,106		383,106	
	KGI Victory Fund	〃	〃	8,123	90,051		90,051	
	IBT 1699 Bond Fund	〃	〃	13,906	179,331		179,331	
	Hua Nan Phoenix Bond Fund	〃	〃	3,210	50,000		50,000	
	Manulife Wan Li Bond Fund	〃	〃	13,837	183,029		183,029	
	Schroder New Era Bond Fund	〃	〃	8,921	100,107		100,107	
	Paradigm Pion Fund	〃	〃	23,360	258,089		258,089	
	FSITC Bond Fund	〃	〃	176	30,000		30,000	
	Capital Income Fund	〃	〃	5,191	80,018		80,018	
	Yuanta Wan Tai Bond Fund	〃	〃	17,281	250,046		250,046	
	The Rsit Enhanced Bond Fund	〃	〃	25,977	297,109		297,109	
	TIIM Bond Fund	〃	〃	27,378	395,092		395,092	
	PineBridge Taiwan Bond Fund	〃	〃	3,420	45,050		45,050	

Securities held by	Marketable securities	Relationship of the securities issuer with the Company	General ledger account	December 31, 2009				Remark
				Number of shares (in thousands)	Book value	Ownership (%)	Market value	
Evergreen Marine Corporation	TLG Solomon Bond Fund	None	Financial assets at fair value through profit or loss -current	10,527	$ 127,032		$ 127,032	
	Fuh-Hwa Bond Fund	〃	〃	4,205	58,088		58,088	
	TLG Solomon Bond Fund	〃	〃	10,527	127,032		127,032	
	Mega Diamond Bond Fund	〃	〃	17,859	213,074		213,074	
	Cathay Bond Fund	〃	〃	9,376	112,096		112,096	
	Manulife Asia Pacific Bond Fund	〃	〃	3,000	29,730		29,730	
	Lydia Capital Alternative Invetment Fund	〃	〃	400	77,200		77,200	
	Financial bonds:							
	TLG Private Placement Subordinated Mandatory Convertible Bond at Maturity	None	Financial assets at fair value through profit or loss -non-current	-	100,000		100,000	
	Long Call Principle Guarantee Note	〃	Held-to-Maturity Securities -current	-	160,000		160,000	
	Bank of taichung 1ST Onsecured Subordinated Financial Debentures Issue in 2010	〃	Held-to-Maturity Securities -non-current	-	200,000		200,000	

C. Acquisition or disposal of the same security with the accumulated cost exceeding $100 million or 20% of the Company's paid-in capital for the year ended December 31, 2009

					Beginning balance		Addition		Disposal				Ending balance	
Securities held by	Marketable securities	General ledger account	Counterparty	Relationship with the Company	Number of shares (in thousands)	Amount	Number of shares (in thousands)	Amount	Number of shares (in thousands)	Selling price	Book value	Gain (loss) on disposal	Number of shares (in thousands)	Amount
Evergreen Marine Corporation	Beneficary Certificates:													
	Pca Well Pool Fund	Financial Assets at fair value through profit or loss	Open market transaction	None	-	$ -	28,893	$ 375,000	28,122	$ 365,018	$ 364,996	$ 22	771	$ 10,004
	Fubon Chi-Hsiang Fund	〃	〃	〃	-	-	96,223	1,843,000	89,222	1,738,115	1,737,958	157	7,001	105,042
	HSBC NTD Money Management Fund 2	〃	〃	〃	3,449	50,000	20,663	300,000	24,112	350,025	350,000	25	-	-
	Polaris De-Li Fund	〃	〃	〃	13,114	204,000	87,327	1,361,000	98,384	1,533,135	1,532,928	207	2,057	32,072
	Polaris De-Bao Fund	〃	〃	〃	-	-	23,784	273,000	10,541	121,000	120,986	14	13,243	152,014
	Union Bond Fund	〃	〃	〃	-	-	69,305	873,000	38,914	490,022	489,956	66	30,391	383,044
	KGI Victory Fund	〃	〃	〃	1,810	20,000	149,149	1,652,000	142,835	1,582,107	1,581,967	140	8,124	90,033
	IBT 1699 Bond Fund	〃	〃	〃	-	-	53,797	693,000	39,891	513,886	513,761	125	13,906	179,239
	Hua Nan Phoenix Bond Fund	〃	〃	〃	-	-	11,565	180,000	8,355	130,015	130,000	15	3,210	50,000
	ING Taiwan Bond Fund	〃	〃	〃	-	-	18,866	294,000	18,866	294,012	294,000	12	-	-
	Truswell Bond Fund	〃	〃	〃	-	-	31,024	400,000	31,024	400,043	400,000	43	-	-
	Manulife Wan Li Bond Fund	〃	〃	〃	-	-	77,464	1,024,000	63,627	841,045	841,000	45	13,837	183,000
	Schroder New Era Bond Fund	〃	〃	〃	-	-	9,545	107,000	624	7,000	6,996	4	8,921	100,004
	Paradigm Pion Fund	〃	〃	〃	-	-	93,847	1,036,000	70,486	778,045	777,989	56	23,361	258,011
	FSITC Bond Fund	〃	〃	〃	-	-	3,659	623,000	3,483	593,073	593,000	73	176	30,000

Securities held by	Marketable securities	General ledger account	Counterparty	Relationship with the Company	Beginning balance		Addition		Disposal				Ending balance	
					Number of shares (in thousands)	Amount	Number of shares (in thousands)	Amount	Number of shares (in thousands)	Selling price	Book value	Gain (loss) on disposal	Number of shares (in thousands)	Amount
Evergreen Marine Corporation	JF (Taiwan) Bond Fund	Financial Assets at fair value through profit or loss	Open market transaction	None	-	$ -	23,902	$ 377,000	23,902	$ 377,018	$ 377,000	$ 18	-	$ -
	JF (Taiwan) First Bond Fund	〃	〃	〃	-	-	15,512	225,000	15,512	225,036	225,000	36	-	-
	Capital Income Fund	〃	〃	〃	2,602	40,000	57,782	890,000	55,192	850,066	849,995	71	5,192	80,005
	Hua Nan Kirin Fund	〃	〃	〃	3,323	38,000	78,537	900,000	81,860	938,135	938,000	135	-	-
	Yuanta Wai Tai Bond Fund	〃	〃	〃	-	-	18,664	270,000	1,383	20,002	20,000	2	17,281	250,000
	The Rsit Enhanced Bond Fund	〃	〃	〃	-	-	202,007	1,275,000	176,031	978,144	977,995	149	25,976	297,005
	TIIM Bond Fund	〃	〃	〃	-	-	79,963	1,153,000	52,585	758,053	758,000	53	27,378	395,000
	Jih Sun Bond Fund	〃	〃	〃	2,134	30,000	63,555	896,000	65,689	926,137	926,000	137	-	-
	PineBridge Taiwan Bond Fund	〃	〃	〃	-	-	53,716	707,000	50,296	662,027	661,960	67	3,420	45,040
	TLG Solomon Bond Fund	〃	〃	〃	-	-	51,008	615,000	40,481	488,031	487,998	33	10,527	127,002
	Fuh-Hwa Bond Fund	〃	〃	〃	-	-	116,443	1,607,000	112,239	1,549,138	1,548,933	205	4,204	58,067
	Transcend Fortune Fund	〃	〃	〃	-	-	14,154	176,000	14,154	176,015	176,000	15	-	-
	Mega Diamond Bond Fund	〃	〃	〃	4,209	50,000	104,757	1,248,000	91,107	1,085,117	1,084,990	127	17,859	213,010
	Cathay Bond Fund	〃	〃	〃	-	-	9,376	112,000	-	-	-	-	9,376	112,000
	Taishin Lucky Fund	〃	〃	〃	-	-	53,983	573,000	53,983	573,045	573,000	45	-	-

D. Purchases from or sales to related parties exceeding $100 million or 20% of the Company's paid-in capital for the year ended December 31, 2009

Purchaser/seller	Counterparty	Relationship with the Company	Transaction				Differences in transactions term compared to a third party transactions		Notes/accounts receivable (payable)		Remark
			Purchases/ Sales	Amount	% of total purchases/sales	Credit term	Unit price	Credit term	Balance	% of total notes/accounts receivable (payable)	
Evergreen Marine Corporation	Evergreen International Storage & Transport Corp. (EITC)	Investee accounted for by equity method	Purchases	$ 808,417	5.54%	30~60 days	$ -	-	($ 9,139)	0.80%	
	〃	〃	Sales	100,760	0.67%	30~60 days	-	-	24,318	3.42%	
	Evergreen International Corp.	Investee of the Company's major shareholder	Purchases	364,654	2.50%	30~60 days	-	-	(25,446)	2.24%	
	〃	〃	Sales	1,859,538	12.35%	30~60 days	-	-	54,621	7.69%	
	Taiwan Terminal Services Co., Ltd.	Subsidiary of the Company	Purchases	629,317	4.31%	30~60 days	-	-	(31,659)	2.79%	(Note)
	Greencompass Marine S.A.	Indirect subsidiary of the Company	Purchases	247,085	1.69%	30~60 days	-	-	-	-	(Note)
	〃	〃	Sales	370,031	2.46%	30~60 days	-	-	3,314	0.47%	(Note)
	Gaining Enterprise S.A.	Subsidiary of EITC accounted for by equity method	Purchases	1,737,508	11.91%	30~60 days	-	-	-	-	

Note: This investment was written off when the consolidated financial statements were prepared.

E. Receivables from related parties exceeding $100 million or 20% of the Company's paid-in capital for the year ended December 31, 2009

Creditor	Counterparty	Relationship with the Company	Balance	Turnover rate	Overdue receivables		Amount received subsequent to the balance sheet date	Allowance for bad debts
					Amount	Action Taken		
Evergreen Marine Corporation	Evergreen International Corp.	Investee of the Company's major shareholder	$ 188,312		$ -	-	$ 188,312	-
〃	Evergreen International S.A.(EIS)	The Company's major shareholder	122,200		-	-	122,200	
〃	Italia Marittima S.p.A(ITS)	Investee of Peony	673,507		-	-	673,507	-

(2)Disclosure information of investee companies

A. Disclosure of location and related information of investee companies:

Investor	Investee	Location	Main activities	Initial investment amount		Shares held as of December 31, 2009			Net income (loss) of the investee	Investment income (loss) recognized by the Company	Remark
				Ending Balance	Beginning balance	No. of shares (in thousands)	Ownership (%)	Book value			
Evergreen Marine Corporation	Peony Investment S.A.	East 53Rd Street,Marbella , MMG Building, 2nd Floor, Panama, Republic of Panama	Investment activities	USD 476,500	USD 476,500	4,765	100.00	$ 39,534,025	($ 14,094,495)	($ 14,063,421)	Subsidiary of the Company (Note)
	Taiwan Terminal Services Co., Ltd.	2F No.177 Szu Wei 4th Rd. Lingya District, Kaohsiung, Taiwan	Loading and discharging operations of container yards	55,000	55,000	5,500	55.00	88,284	11,558	6,357	〃 (Note)
	Charng Yang Development Co., Ltd.	2F, No.369, Jingguo Rd., Taoyuan City, Taoyuan County, Taiwan	Development, rental, and sale of residential and commercial buildings	320,000	320,000	42,504	40.00	540,458	119,259	47,703	Investee accounted for under the equity method
	Evergreen International Storage and Transport Corporation	No.899, Jingguo Rd., Taoyuan City, Taoyuan County, Taiwan	Container transportation and gas stations	4,753,514	4,753,514	424,062	39.74	7,932,844	671,086	330,948	〃
	Evergreen Security Corporation	4&5F, No.111, Sungjiang Rd., Taipei, Taiwan	General security guards services	25,000	25,000	4,000	31.25	73,919	28,051	8,766	〃
〃	EVA Airways Corporation	11F, No.376, Section 1, Hsinnan Rd., Lu Chu Township, Taoyuan County, Taiwan	International passenger and cargo transportation	10,767,879	9,267,879	572,257	19.32	6,186,214	(2,844,254)	(540,724)	〃

Investor	Investee	Location	Main activities	Initial investment amount		Shares held as of December 31, 2009			Net income (loss) of the investee	Investment income (loss) recognized by the Company	Remark
				Ending Balance	Beginning balance	No. of shares (in thousands)	Ownership (%)	Book value			
Evergreen Marine Corporation	Taipei Port Container Terminal Corporation	No.25 Siajhuwei, Syuntang Village,Bali Township, Taipei County, Taiwan	Container distribution and cargo stevedoring	883,731	640,000	88,344	21.03	863,477	(78,838)	(15,840)	Investee accounted for under the equity method
Peony Investment S.A.	Greencompass Marine S. A.	East 53Rd Street,Uarbella , MMG Building, 2nd Floor, Panama, Republic of Panama	Marine transportation	USD 353,500	USD 353,500	3,535	100.00	USD 750,106	(USD 213,643)	(USD 213,643)	Indirect subsidiary of the Company (Note)
	Vigor Enterprise S.A.	East 53Rd Street,Uarbella , MMG Building, 2nd Floor, Panama, Republic of Panama	Investment holding company	USD 500	USD 500	5	100.00	USD 542	(USD 13)	(USD 13)	〃 (Note)
	Clove Holding Ltd.	Craigmuir Chambers, P. O. Box71, Road Town, Tortola, B.V.I.	Investment holding company	USD 52,549	USD 52,549	10	100.00	USD 115,065	USD 4,036	USD 4,036	〃 (Note)
	Evergreen Marine (UK) Ltd.	160 Euston Road, London NW 12 DX, U.K.	Marine transportation	USD 1,503	USD 1,503	765	51.00	USD 42,116	(USD 152,948)	(USD 78,004)	〃 (Note)

Investor	Investee	Location	Main activities	Initial investment amount		Shares held as of December 31, 2009			Net income (loss) of the investee	Investment income (loss) recognized by the Company	Remark
				Ending Balance	Beginning balance	No. of shares (in thousands)	Ownership (%)	Book value			
Peony Investment S.A.	Evergreen Heavy Industrial Corp (M) Berhad	Lot 139, Jalan, Cecair, Phase 2 Free Trade Zone Johor Port Authority, 81700 Pasir Gudang, Johor, Johore Bahru, Malaysia	Container manufacturing	USD 27,295	USD 27,295	42,120	84.44	USD 39,699	(USD 1,617)	(USD 1,365)	Indirect subsidiary of the Company (Note)
	PT. Multi Bina Pura International	JL Raya Cakung Cilincing, RT, 002-05, Desa Rorotan P.O. Box 6043 Jakarta 14260. Indonesia Lot 139, Jalan	Loading and discharging operations of container yards and inland transportation	USD 20,204	USD 20,204	68	95.30	USD 14,464	USD 1,970	USD 1,878	〃 (Note)
	PT. Multi Bina Transport	JL Raya Cakung Cilincing, RT, 002-05, Desa Rorotan P.O. Box 6043 Jakarta 14260. Indonesia Lot 139, Jalan	Loading and discharging operations of container yards and inland transportation	USD 804	USD 804	2	17.39	USD 534	USD 595	USD 103	〃 (Note)
	PT. Evergreen Shipping Agency Indonesia	Gedung Price waterhouse coopers 9-10th Floors Jl. H.R. Rasuna said kav. C-03 Jakarta 12920, Indonesia	Shipping agency	USD 973	USD 973	-	51.00	USD 1,651	USD 475	USD 242	〃 (Note)

Investor	Investee	Location	Main activities	Initial investment amount		Shares held as of December 31, 2009			Net income (loss) of the investee	Investment income (loss) recognized by the Company	Remark
				Ending Balance	Beginning balance	No. of shares (in thousands)	Ownership (%)	Book value			
Peony Investment S.A.	Shenzhen Greentrans Transportation Co., Ltd.	San Jiao Long Warehouse & Storage Zone, Fu kang Rd., Hengang town, Shenzhen, China	Loading, discharging, storage, repair, cleaning and transportation of containers	USD 3,134	USD 3,134	-	55.00	USD 3,432	(USD 20)	(USD 11)	Indirect subsidiary of the Company (Note)
	Evergreen Shipping Agency (Singapore) PTE. Ltd.	333 Jalan Besar, Singapore 209018	Shipping agency	USD 2,157	USD 2,157	765	51.00	USD 4,461	USD 500	USD 255	〃 (Note)
	Evergreen Shipping Agency (Thailand) Co., Ltd.	Green Tower, 24-25th Floors 3656/81 Rama IV Road Klongton Klongtoey Bangkok 10110	Shipping agency	USD 1,474	USD 1,474	408	51.00	USD 1,957	USD 684	USD 349	〃 (Note)
	Evergreen Shipping Agency (Korea) Corp.	15th Fl., Korea Express Center, 83-5, 4-Ka, Jung-Ang Dong Jung-Ku, Pusan, Republic of Korea	Shipping agency	USD 2,426	USD 2,426	121	100.00	USD 1,313	USD 35	USD 35	〃 (Note)
	Armand Investment (Netherlands) N.V.	Van Engelenweg 21A Curacao Netherlands Antilles	Investment holding company	USD 3,710	USD 3,710	4	70.00	USD 8,789	(USD 296)	(USD 207)	〃 (Note)

Investor	Investee	Location	Main activities	Initial investment amount		Shares held as of December 31, 2009			Net income (loss) of the investee	Investment income (loss) recognized by the Company	Remark
				Ending Balance	Beginning balance	No. of shares (in thousands)	Ownership (%)	Book value			
Peony Investment S.A.	Evergreen Shipping Agency (Deutschland) GmbH	Evergreen Building Amsinckstrasse 55 20097 Hamburg,Germany	Shipping agency	USD 8,316	USD 8,316	-	100.00	USD 9,269	USD 253	USD 253	Indirect subsidiary of the Company (Note)
	Evergreen Shipping Agency (Ireland) Ltd.	22 Fiztwilliam Place, Dublin 2, Ireland	Shipping agency	USD 95	USD 95	-	100.00	USD 183	USD 31	USD 31	〃 (Note)
	Evergreen Shipping Agency (India) Pvt. Ltd.	J.N. Heredia Marg Ballard Estate Mumbai 400 038, India	Shipping agency	USD 184	USD 184	100	99.99	USD 1,747	USD 9	USD 9	〃 (Note)
	Evergreen Shipping Agency (Australia) Pty. Ltd.	Level 13,181 Miller Street, North Sydney NSW 2060 Australia	Shipping agency	USD 247	USD 232	1	67.50	USD 121	(USD 78)	(USD 53)	〃 (Note)
	Evergreen Shipping Agency (Netherlands) B.V.	Oudelandseweg 33, 3194AR, Hoogvliet, Rotterdam, The Netherlands	Shipping agency	USD 3,977	USD 3,977	-	100.00	USD 4,728	USD 246	USD 246	〃 (Note)
	Evergreen Shipping Agency France S.A.	Tour Franklin-La Defense 8, 92042 Paris La Defense Cedex-France.	Shipping agency	USD 907	USD 907	1	99.40	USD 1,236	USD 196	USD 195	〃 (Note)

Investor	Investee	Location	Main activities	Initial investment amount		Shares held as of December 31, 2009			Net income (loss) of the investee	Investment income (loss) recognized by the Company	Remark
				Ending Balance	Beginning balance	No. of shares (in thousands)	Ownership (%)	Book value			
Peony Investment S.A.	Evergreen Shipping (Spain) S.L.	Calle Siete Aguas, 11 - Eetlo. 46023 Valencia, Spain	Shipping agency	USD 3,870	USD 3,870	3	55.00	USD 5,304	USD 3,550	USD 1,953	Indirect subsidiary of the Company (Note)
	Evergreen Shipping Agency (Poland) SP. ZO. O	UL. Postepu 18, 02-676 Warszawa, Poland	Shipping agency	USD 662	USD 662	2	100.00	USD 608	USD 18	USD 18	〃 (Note)
	Evergreen Argentina S.A.	Pje. Carabelas 344, CABA, Bs. As. Argentina	Leasing	USD 140	USD 140	150	95.00	USD 97	(USD 107)	(USD 102)	〃 (Note)
	Evergreen Shipping Agency (Italy) S.p.A.	Scali Cerere, 9 Livorno Italy	Shipping agency	USD 2,352	USD 2,352	1	55.00	USD 2,417	(USD 1,494)	(USD 822)	〃 (Note)
	Evergreen Shipping Agency (Russia) Ltd.	6 Sofiyskaya Street, ST Petersburg, 192236 Russia	Shipping agency	USD 848	USD 848	-	51.00	USD 517	USD 781	USD 398	〃 (Note)
	Evergreen Shipping Agency (Vietnam) Corp.	13F, 37 Ton Duc Thang St., Dist 1., HCMC, Vietnam	Shipping agency	USD 454	USD 454	-	51.00	USD 801	USD 991	USD 505	〃 (Note)
	Evergreen Agency (South Africa) (PTY) Ltd.	Bedfordview Office Park NO. 3 Riley Road Bedfordview 2007, 2008 Gauteng Province, Johannesburg, Gauteng, 2008, P.O.BOX 1471	Shipping agency	USD 550	USD -	5,500	55.00	USD 1,822	USD 1,729	USD 951	〃 (Note)

Investor	Investee	Location	Main activities	Initial investment amount		Shares held as of December 31, 2009			Net income (loss) of the investee	Investment income (loss) recognized by the Company	Remark
				Ending Balance	Beginning balance	No. of shares (in thousands)	Ownership (%)	Book value			
Peony Investment S.A.	Qingdao Evergreen Container Storage & Transportation Co., Ltd.	No.114 Huangho E. Rd., Huangdao District Qingdao, China	Inland container transportation, container storage, loading, discharging, leasing, repair, clearing, and related activities	USD 4,447	USD 4,447	-	40.00	USD 6,717	USD 2,213	USD 885	Investee company of Peony accounted for under the equity method
	Kingtrans International Logistics (Tianjin) Co., Ltd.	No.12 Yuejin Rd. Tianjin Port International Logistics Center, Tanggu District, Tianjin, China	Inland container transportation, container storage, loading, discharging, leasing, repair, cleaning, and related activities	USD 2,000	USD 2,000	-	20.00	USD 2,102	(USD 190)	(USD 38)	〃
	Ningbo Victory Container Co., Ltd.	No.201 Xiaoshan Rd., Taipingyang Industrial Area, Beilun, Ningbo, Zhejiang, China	Inland container transportation, container storage, loading, discharging, leasing, repair, cleaning, and related activities	USD 1,199	USD 1,199	-	40.00	USD 2,298	USD 1,002	USD 401	〃
	Balsam Investment (NetherLands) N.V.	21-A Van Engelenweg, Curacao, Netherlands, Antilles	Investment holding company	USD 50,715	USD 50,715	-	49.00	USD 54,397	(USD 305,398)	(USD 149,645)	〃

Investor	Investee	Location	Main activities	Initial investment amount		Shares held as of December 31, 2009			Net income (loss) of the investee	Investment income (loss) recognized by the Company	Remark
				Ending Balance	Beginning balance	No. of shares (in thousands)	Ownership (%)	Book value			
Peony Investment S.A.	Luanta Investment (NetherLands) N.V.	21-A Van Engelenweg, Curacao, Netherlands, Antilles	Investment holding company	USD 21,973	USD 21,973	460	50.00	USD 85,192	(USD 4,538)	(USD 2,269)	Investee company of Peony accounted for under the equity method
	Green Peninsula Agencies SDN. BHD	NO.7, Jalan Jurutera U1/23, Section U1, Hicom Glenmarie Industrial Park, 40150 Shah Alam, Selangor Darul Ehsan, Malaysia	Investment holding company	USD 7,255	USD 7,255	1,500	30.00	USD 7,763	USD 2,848	USD 854	〃
	Evergreen Container Terminal (Thailand) Ltd.	33/4 Moo 1, Chaokhun Tahan Road, Sun District Klong 3, Lat Krabang District, Bangkok 10520	Inland container storage and loading	USD 25,539	USD 28,636	11,025	48.18	USD 29,054	USD 4,422	USD 2,130	〃
Armand Investment (Netherlands) N.V.	Armand Estate B.V.	Amsteldijk 166, 1101LH, Amsterdam	Investment holding company	USD 13,460	USD 10,728	-	100.00	USD 12,444	(USD 285)	(USD 285)	Indirect subsidiary of the Company (Note)
Armand Estate B.V.	Taipei Port Container Terminal Corporation	No.25 Siajhuwei, Syuntang Village,Bali Township, Taipei County, Taiwan	Container distribution and cargo stevedoring	USD 12,678	USD 9,947	41	9.76	USD 12,433	(USD 2,387)	(USD 235)	Investee company of Armand Estate B.V. accounted for under the equity method

Investor	Investee	Location	Main activities	Initial investment amount		Shares held as of December 31, 2009			Net income (loss) of the investee	Investment income (loss) recognized by the Company	Remark
				Ending Balance	Beginning balance	No. of shares (in thousands)	Ownership (%)	Book value			
Clove Holding Ltd.	Ample Holding Ltd.	Craigmuir Chambers,P.O.BOX71,Road Town,Tortola,B.V.I	Investment holding company	USD 9	USD 9	9	90.00	USD 30,497	USD 1,738	USD 1,564	Indirect subsidiary of the Company (Note)
	Island Equipment LLC.	655 Deep Valley Drive, Suite 300, Rolling Hils Estates, CA	Investment holding company	USD 144	USD 144	-	36.00	USD 1,396	USD 478	USD 172	〃
Ample Holding Ltd.	Colon Container Terminal S.A.	COCO SOLO NORTH ADM BUILDING PANAMA	Inland container storage and loading	USD 22,860	USD 22,860	22,860	40.00	USD 66,114	USD 4,866	USD 1,946	Investee company of Ample Holding Ltd. accounted for under the equity method
Island Equipment LLC.	Whitney Equipment LLC.	2711 Centerville Road, Suite 400, Wilmington, Delaware 19808	Equipment leasing company	USD 200	USD 200	-	100.00	USD 1,048	(USD 84)	(USD 84)	Indirect subsidiary of the Company (Note)
	Hemlock Equipment LLC.	2711 Centerville Road, Suite 400, Wilmington, Delaware 19808	Equipment leasing company	USD 200	USD 200	-	100.00	USD 2,974	USD 850	USD 850	〃 (Note)

Note: This investment was written off when the consolidated financial statements were prepared.

B.Loans granted for the year ended December 31, 2009

No.	Creditor	Borrower	General ledger account	Maximum outstanding balance for the year ended December 31, 2009	Balance at December 31, 2009	Interest rate (%)	Nature of loan (Note 1)	Amount of transaction with the borrower	Reason for short-term financing (Note 2)	Allowance for doubtful accounts	Collateral		Limit on loans granted to a single party (Note 3)	Ceiling on total loans granted (Note 3)
											Item	Value		
1	Peony Investment S.A.	Evergreen Shipping Agency (India) Private Limited.	Receivables from related parties (Note 4)	USD 2,000	USD 500	1.098	2	USD -	Working capital requirement	USD -	-	USD -	NTD 11,364,334	NTD 22,728,668
		Kingtrans International Logistics (Tianjin)Co., Ltd	〃	USD 1,500	USD 1,500	1.489	2	USD -	〃	USD -	-	USD -	NTD 11,364,334	NTD 22,728,668
		Luanta Investment (Netherlands) N.V.	〃	USD 7,379	USD 7,379	3.994~4.334	2	USD -	〃	USD -	-	USD -	NTD 11,364,334	NTD 22,728,668
2	Clove Holding Ltd.	Island Equipment LLC.	〃 (Note 4)	USD 11,523	USD 4,791	1.284	2	USD -	〃	USD -	-	USD -	NTD 11,364,334	NTD 22,728,668
3	Evergreen Marine (UK) Limited	Island Equipment LLC.	〃 (Note 4)	USD 4,801	USD 1,996	1.284	2	USD -	〃	USD -	-	USD -	NTD 11,364,334	NTD 22,728,668
		Kingtrans International Logistics (Tianjin)Co., Ltd	〃	USD 1,500	USD 1,500	1.489	2	USD -	〃	USD -	-	USD -	NTD 11,364,334	NTD 22,728,668

Note 1:Nature of loans extended

"1" denotes the loans extended to the companies which have transactions with the Company or its subsidiaries.

"2" denotes the loans extended to the companies which require short-term financing.

Note 2:The reason that the loan was granted and the usage of the loan should be stated, if the nature of the loan is "2".

Note 3: The explanation of the equation of the limits and amounts is required and set forth as follows:

1.According to the Company's credit policy, the total amount of loans granted to a single company should not exceed 20% of the net worth stated in the latest financial statements.
The calculation is as follows:
The Company:NTD56,821,670*20%=NTD11,364,334

2.According to the Company's credit policy, the total amount of loans granted by the Company or its subsidiaries should not exceed 40% of the net worth stated in the latest financial statements.
The calculation is as follows:
NTD56,821,670 *40%=NTD22,728,668

Note 4: This transaction was written off when the consolidated financial statements were prepared.

C. Marketable securities held as of December 31, 2009

Securities held by	Marketable securities	Relationship of the securities issuer with the Company	General ledger account	As of December 31, 2009							Remark
				Number of shares (in thousands)	Book value		Ownership (%)	Market value			
Peony Investment S.A.	Clove Holding Ltd.	Indirect subsidiary of the Company	Long-term equity investment accounted for by the equity method	10	USD	115,065	100.00	USD	115,065		(Note)
	Evergreen Shipping Agency (Deutschland) GmbH	〃	〃	-	USD	9,269	100.00	USD	9,269		(Note)
	Evergreen Shipping Agency (Ireland) Ltd.	〃	〃	-	USD	183	100.00	USD	183		(Note)
	Evergreen Shipping Agency (Korea) Corporation	〃	〃	121	USD	1,313	100.00	USD	1,313		(Note)
	Evergreen Shipping Agency (Netherlands) B.V.	〃	〃	-	USD	4,728	100.00	USD	4,728		(Note)
	Evergreen Shipping Agency (Poland) SP.ZO.O	〃	〃	2	USD	608	100.00	USD	608		(Note)
	Greencompass Marine S.A.	〃	〃	3,535	USD	750,106	100.00	USD	750,106		(Note)
	Vigor Enterprise S.A.	〃	〃	5	USD	542	100.00	USD	542		(Note)
	Evergreen Shipping Agency (India) Private Limited.	〃	〃	100	USD	1,747	99.99	USD	1,747		(Note)
	Evergreen Argentina S.A.	〃	〃	150	USD	97	95.00	USD	97		(Note)
	Evergreen Shipping Agency France S.A.	〃	〃	1	USD	1,236	99.40	USD	1,236		(Note)
	PT Multi Bina Pura International	〃	〃	68	USD	14,464	95.30	USD	14,464		(Note)
	PT Multi Bina Transport	〃	〃	2	USD	534	17.39	USD	534		(Note)
	Evergreen Heavy Industrial Corp (M) Berhad	〃	〃	42,120	USD	39,699	84.44	USD	39,699		(Note)
	Armand Investment (Netherlands) N.V.	〃	〃	4	USD	8,789	70.00	USD	8,789		(Note)
	Evergreen Shipping (Spain) S.L.	〃	〃	3	USD	5,304	55.00	USD	5,304		(Note)
	Evergreen Shipping Agency (Italy) S.p.A.	〃	〃	1	USD	2,417	55.00	USD	2,417		(Note)
	Shenzhen Greentrans Transportation Co., Ltd.	〃	〃	-	USD	3,432	55.00	USD	3,432		(Note)

Securities held by	Marketable securities	Relationship of the securities issuer with the Company	General ledger account	As of December 31, 2009						Remark
				Number of shares (in thousands)	Book value		Ownership (%)	Market value		
Peony Investment S.A.	Evergreen Marine (UK) Ltd.	Indirect subsidiary of the Company	Long-term equity investment accounted for by the equity method	765	USD	42,116	51.00	USD	42,116	(Note)
	Evergreen Shipping Agency (Australia) Pty Ltd.	〃	〃	1	USD	121	67.50	USD	121	(Note)
	Evergreen Shipping Agency (Russia) Limited	〃	〃	-	USD	517	51.00	USD	517	(Note)
	Evergreen Shipping Agency (Singapore) Pte Ltd	〃	〃	765	USD	4,461	51.00	USD	4,461	(Note)
	Evergreen Shipping Agency (Thailand) Co., Ltd.	〃	〃	408	USD	1,957	51.00	USD	1,957	(Note)
	Evergreen Shipping Agency (Vietnam) Corp.	〃	〃	-	USD	801	51.00	USD	801	(Note)
	PT. Evergreen Shipping Agency Indonesia	〃	〃	-	USD	1,651	51.00	USD	1,651	(Note)
	Evergreen Agency (South Africa) (PTY) Ltd.	〃	〃	5,500	USD	1,822	55.00	USD	1,822	(Note)
	Luanta Investment (Netherlands) N.V.	Investee of Peony Investment S.A. accounted for by the equity method	〃	460	USD	85,192	50.00	USD	85,192	
	Balsam Investment (Netherlands) N.V.	〃	〃	-	USD	54,397	49.00	USD	54,397	
	Evergreen Container Terminal (Thailand) Limited	〃	〃	11,025	USD	29,054	48.18	USD	29,054	
	Ningbo Victory Container Co., Ltd.	〃	〃	-	USD	2,298	40.00	USD	2,298	
	Qingdao Evergreen Container Storage & Transportation Co., Ltd.	〃	〃	-	USD	6,717	40.00	USD	6,717	
	Green Peninsula Agencies SDN. BHD.	〃	〃	1,500	USD	7,763	30.00	USD	7,763	
	Kingtrans Intl. Logistics (Tianjin) Co., Ltd.	〃	〃	-	USD	2,102	20.00	USD	2,102	
	Dongbu Pusan Container Terminal Co. Ltd.	None	Financial assets carried at cost - non-current	300	USD	1,556	15.00	USD	1,556	
	Hutchison Inland Container Depots Ltd.	〃	〃	1	USD	1,492	7.50	USD	1,492	
	Colombo - South Asia Gateway Terminal	〃	〃	18,942	USD	2,412	5.00	USD	2,412	

Securities held by	Marketable securities	Relationship of the securities issuer with the Company	General ledger account	As of December 31, 2009				Remark
				Number of shares (in thousands)	Book value	Ownership (%)	Market value	
PT. Multi Bina Pura International	PT. Multi Bina Transport	Indirect subsidiary of the Peony	Long-term equity investment accounted for by the equity method	8	IDR 21,148,513	95.03	IDR 21,148,513	(Note)
Clove Holding Ltd.	Ample Holding LTD.	〃	〃	9	USD 30,497	90.00	USD 30,497	(Note)
	Island Equipment LLC.	〃	〃	-	USD 1,396	36.00	USD 1,396	(Note)
	Classic Outlook Investment Ltd.	Investee of the Clove accounted for by cost method	Financial assets carried at cost - non-current	-	USD 102,359	2.25	USD 102,359	
	Everup Profits Ltd.	〃	〃	-	USD -	2.25	USD -	
Ample Holding Ltd.	Colon Container Terminal S.A.	Investee of the Ample accounted for by the equity method	Long-term equity investment accounted for by the equity method	22,860	USD 66,114	40.00	USD 66,114	
Island Equipment LLC	Whitney Equipment LLC.	Investee of the Island accounted for by the equity method	〃	-	USD 1,048	100.00	USD 1,048	(Note)
	Hemlock Equipment LLC.	〃	〃	-	USD 2,974	100.00	USD 2,974	(Note)
Evergreen Marine (UK) Limited	Island Equipment LLC.	Investee of the EMU accounted for by the equity method	〃	-	GBP 314	15.00	GBP 314	(Note)
	Kingtrans Intl. Logistics (Tianjin) Co., Ltd.	〃	〃	-	GBP 929	20.00	GBP 929	
	Evergreen Shipping Agency (UK) Limited	Investee of the EMU accounted for by cost method	Financial assets carried at cost - non-current	-	GBP -	100.00	GBP -	
	Lloyd triestino UK Limited	〃	〃	-	GBP -	100.00	GBP -	
Armand Investment (Netherlands) N.V.	Armand Estate B.V.	Indirect subsidiary of the Peony	Long-term equity investment accounted for by the equity method	-	USD 12,444	100.00	USD 12,444	(Note)
Armand Estate B.V.	Taipei Port Container Terminal Corporation	Investee of the Armand Estate B.V. accounted for by the equity method	〃	41	USD 12,433	9.76	USD 12,433	

Securities held by	Marketable securities	Relationship of the securities issuer with the Company	General ledger account	As of December 31, 2009							Remark
				Number of shares (in thousands)	Book value		Ownership (%)	Market value			
Greencompass Marine S.A.	Lydia Capital Alternative Investment Fund	None	Financial assets at fair value - current	8	USD	450	-	USD	450		
	Financial bonds	〃	Held to-maturity-financial assets - non-current	50	USD	5,000	-	USD	5,000		
	Bonds	Investee of the Company accounted for under the equity method	〃	18,200	USD	56,582	-	USD	56,582		
Evergreen Shipping Agency (Singapore) Pte Ltd.	RTW AIR SERVICES (S) PL	Investee of the EGS accounted for by cost method	Financial assets carried at cost - non-current	30	SGD	37	2.00	SGD	37		
Evergreen Shipping Agency (Thailand) Co., Ltd.	Green Siam Air Service Co.	Investee of the EGT accounted for by cost method	〃	4	THB	1,160	2.00	THB	1,160		
Evergreen Shipping Agency (Deutschland) GmbH	Evergreen Shipping Agency (Austria) GmbH	Investee of the EGD accounted for by cost method	〃	-	EUR	18	100.00	EUR	18		
	Zoll Pool Hafen Hamburg AG	〃	〃	10	EUR	10	6.25	EUR	10		
	Evergreen Shipping Agency (Switzerland) S.A.	〃	〃	-	EUR	69	100.00	EUR	69		

Note: This transaction was written off when the consolidated financial statements were prepared.

D.Purchases from or sales to related parties exceeding $100 million or 20% of the Company's paid-in capital for the year ended December 31, 2009

Purchaser/seller	Counterparty	Relationship with the Company	Transaction				Differences in transactions term compared to a third party transactions		Notes/accounts receivable (payable)		Remark
			Purchases/ Sales	Amount	% of total purchases/sales	Credit term	Unit price	Credit term	Balance	% of total notes/accounts receivable (payable)	
Greencompass Marine S.A.	Evergreen Marine Corp.	The parent	Sales	USD 7,483	0.63%	15~30 days	-	-	USD -	-	(Note)
	〃	〃	Purchases	USD 8,709	0.62%	15~30 days	-	-	USD -	-	(Note)
	Evergreen Marine (Hong Kong) Ltd	Related party	Sales	USD 11,754	0.99%	15~30 days	-	-	USD -	-	
	〃	〃	Purchases	USD 14,867	1.05%	15~30 days	-	-	USD -	-	
	Evergreen International S.A.	Related party	Purchases	USD 42,057	2.98%	15~30 days	-	-	USD -	-	
	Evergreen Heavy Industrial Co., (Malaysia) Bhd.	Related party	Purchases	USD 11,125	0.79%	15~30 days	-	-	USD -	-	(Note)
	Evergreen International Corp.	Related party	Purchases	USD 3,471	0.25%	15~30 days	-	-	USD -	-	
Evergreen Heavy Industrial Co. , (Malaysia) Bhd.	Evergreen Marine Corp.	The parent	Sales	MYR 37,428	47.88%	45 days	-	-	MYR -	-	(Note)
	Greencompass Marine S.A.	Related party	〃	MYR 38,242	48.92%	45 days	-	-	MYR -	-	(Note)
Evergreen Shipping Agency (Deutschland) GmbH	Evergreen Marine (UK) Ltd	Related party	Sales	EUR 3,464	33.05%	None	-	-	EUR 258	3.17%	(Note)
	Evergreen International S.A.	〃	〃	EUR 3,090	29.47%	None	-	-	EUR 402	4.94%	

Purchaser/seller	Counterparty	Relationship with the Company	Transaction				Differences in transactions		Notes/accounts receivable		Remark
			Purchases/ Sales	Amount	% of total purchases/sales	Credit term	Unit price	Credit term	Balance	% of total notes/accounts receivable (payable)	
Evergreen Shipping Agency (Netherlands) B.V.	Evergreen Marine (UK) Limited	Related party	Sales	EUR 2,603	37.05%	None	$ -	-	EUR -	-	(Note)
Island Equipment LLC	Evergreen Marine Corp.	The parent	Sales	USD 12,080	70.40%	5 days	-	-	USD -	-	(Note)

Note : This transaction was written off when the consolidated financail statements were prepared.

E. Receivables from related parties exceeding $100 million or 20% of the Company's paid-in capital for the year ended December 31, 2009

Creditor	Counterparty	Relationship with the Company	Balance	Turnover rate	Overdue receivables		Amount received subsequent to the balance	Allowance for bad debts
					Amount	Action Taken		
Greencompass Marine S.A.	Evergreen Shipping (Spain) S.L.	Related party (Note)	USD 4,783		$ -	-	USD 4,783	$ -
	Evergreen Shipping Agency (Italy) S.p.A.	〃 (Note)	USD 6,482		-	-	USD 6,482	-
	Evergreen International Corp.	Investee of the Company's major shareholder	USD 4,982		-	-	USD 4,982	-

Note : This transaction was written off when the consolidated financail statements were prepared.

F. Derivative financial instruments transactions:

Greencompass Marine S. A. and Evergreen Marine (UK) Limited -investees of the Company- are engaged in interest rate swap and cross currency swap in order to hedge the risks resulting from the fluctuation of interest rates and exchange rates. As of December 31, 2009, the outstanding derivative instruments are as follows:

Derivative instruments	December 31, 2009 Notional Principal (Contractual Amount)	Fair Value
Interest rate swap (IRS)	USD 42,130	(USD 7,929)
Cross currency swap (CCS)	USD 1,855	USD 289

(3)Disclosure of information on indirect investments in Mainland China

Investee in Mainland China	Main activities	Paid-in Capital	Investment method (Note 1)	Accumulated amount of remittance to Mainland China as of January 1, 2009	Amount remitted		Accumulated amount of remittance to Mainland China as of December 31, 2009	Ownership held by the Company (direct/ indirect)	Investment income (loss) recognized by the Company for the year ended December 31, 2009 (Note 2)	Book value of investment in Mainland China as of December 31, 2009	Accumulated amount of investment income remitted back to Taiwan as of December 31, 2009
					to Mainland China	back to Taiwan					
Shanghai Jifa Logistics Co., Ltd.	Inland container transportation, container storage, loading, discharging, leasing, repair, clearing, and related activities	RMB 271,565	(2)	$ 192,999 (USD 6,000)	-	353,173 (USD 10,935)	$ -	-	$ -	$ -	$ -
Ningbo Victory Container Co., Ltd.	Inland container transportation, container storage, loading, and discharging	RMB 24,119	(2)	$ 32,745 (USD 1,018)	-	-	$ 32,745 (USD 1,018)	40.00	$ 13,234 (USD 401)	$ 73,916 (USD 2,298)	-
Qingdao Evergreen Container Storage & Transportation Co., Ltd.	Inland container transportation, container storage, loading, and discharging	RMB 92,500	(2)	$ 143,044 (USD 4,447)	-	-	$ 143,044 (USD 4,447)	40.00	$ 29,229 (USD 885)	$ 216,077 (USD 6,717)	-
Shenzhen Greentrans Transportation Co., Ltd.	Inland container loading, discharging, restore, repair, clearing, and related activities	RMB 44,960	(2)	$ 100,810 (USD 3,134)	-	- (Note 4)	$ 100,810 (USD 3,134)	55.00	($ 364) (-USD 11)	$ 110,394 (USD 3,432)	-
Shenzhen Hutchison Inland Container Depots Co., Ltd.	Inland container yards	HKD 92,000	(2)	$ 26,148 (HKD 6,304)	-	-	$ 26,148 (HKD 6,304)	6.85	$ -	$ 26,148 (HKD 6,304)	-

Investee in Mailand China	Main activities	Paid-in Capital	Investment method (Note1)	Accumulated amount of remittance to Mainland China as of January 1, 2009	Amount remitted		Accumulated amount of remittance to Mainland China as of December 31, 2009	Ownership held by the Company (direct/ indirect)	Investment income (loss) recognized by the Company for the year ended December 31, 2009 (Note 2)	Book value of investment in Mainland China as of December 31, 2009	Accumulated amount of investment income remitted back to Taiwan as of December 31, 2009
					to Mainland China	back to Taiwan					
Kingtrans Intl. Logistics (Tianjin) Co., Ltd.	Inland container transportation, container storage, loading, discharging, leasing, repair, cleaning, and related activities	RMB 77,929	(2)	$ 128,666 (USD 4,000)	$ -	-	$ 128,666 (USD 4,000)	30.20	($ 2,502) (-USD 76)	$ 135,237 (USD 4,204)	$ -

Balance of investments in Mainland China as of December 31, 2009	Investment Amount Approved by the Investment Commission of the Ministry of Economic Affairs (MOEA) (Note 3)	Quota of Investments in Mainland China imposed by the Investment Commission of the Ministry of Economic Affairs (MOEA)
$431,413 (USD 12,599) (HKD 6,304)	$1,160,953 (USD 36,092)	$32,670,958

(Net worth of the Company:NT$54,451,597)

Note 1:Investment in Mainland China can be conducted by the following ways:

(1) Remitting the funds to Mainland China via a third country

(2) Via a new investee to be set up in a third country

(3) Via an existing investee set up in a third country

(4) Investing directly in Mainland China

(5) Others

Note 2:Investment income (loss) for the year

(1) Denotes that the investee is still in the start-up stage.

(2) Denotes the basis on which the investment income (loss) is recognized.

(a) Based on the investee's financial statements audited by an international accounting firm other than the Company's auditor

(b) Based on the investee's financial statements audited by the Company's auditor

(c) Others

Note 3:The amount in the table should be stated in New Taiwan Dollars.

Note 4: This investment was written off when the consolidated financial statements were prepared.

(4)Business and significant transactions between the Company and its subsidiary

December 31, 2009

Number (Note 1)	Name of party	Counterparty	Relationship (Note 2)	Transaction			
				Account	Amount	Trade condition	Ratio of total revenue or total assets (%)
0	Evergreen Marine Corporation	Taiwan Terminal Service Co., Ltd.	1	Other receivables	$ -	Note3	-
		〃	1	Operating revenue	3,082	〃	-
		〃	1	Operating cost	629,317	〃	0.77
		Greencompass Marine S.A.	1	Accounts receivable	3,314	〃	-
		〃	1	Other receivables	2,043	〃	-
		〃	1	Other payables	1,958	〃	-
		〃	1	Agency reciprocal accounts-debit	206,716	〃	0.18
		〃	1	Operating revenue	370,031	〃	0.45
		〃	1	Operating cost	247,085	〃	0.30
		Evergreen Marine (UK) Limited	1	Accounts receivable	4,909	〃	-
		〃	1	Other receivables	12	〃	-
		〃	1	Agency reciprocal accounts-debit	74,315	〃	0.07
		〃	1	Agency accounts - debit	59,036	〃	0.05
		〃	1	Operating revenue	58,623	〃	0.07
		〃	1	Operating cost	2,771	〃	-
		Evergreen Shipping Agency (Thailand) CO., Ltd.	1	Agency accounts - debit	25,509	〃	0.02
		〃	1	Agency accounts - credit	26,664	〃	0.02
		〃	1	Operating cost	25,269	〃	0.03
		PT. Evergreen Shipping Agency Indonesia	1	Agency accounts - debit	3,525	〃	-
		〃	1	Operating cost	35,061	〃	0.04
		Evergreen Shipping Agency (Singapore) Pte. Ltd.	1	Other payables	11	〃	-

Number (Note 1)	Name of party	Counterparty	Relationship (Note 2)	Transaction			
				Account	Amount	Trade condition	Ratio of total revenue or total assets (%)
0	Evergreen Marine Corporation	Evergreen Shipping Agency (Singapore) Pte. Ltd.	1	Operating cost	$ 6,343	Note 3	0.01
		Evergreen Shipping Agency (Korea) Corporation	1	Operating cost	1,851	〃	-
		Evergreen Shipping Agency (Deutschland) GmbH	1	Agency accounts - debit	582	〃	-
		〃	1	Agency accounts - credit	615	〃	-
		〃	1	Accounts payable	1,086	〃	-
		〃	1	Operating cost	1,838	〃	-
		Evergreen Shipping Agency (Ireland) Ltd.	1	Agency accounts - debit	366	〃	-
		〃	1	Operating cost	57	〃	-
		Evergreen Shipping Agency (Netherlands) B. V.	1	Agency accounts - credit	1,214	〃	-
		〃	1	Operating cost	1,899	〃	-
		Evergreen Shipping Agency (Poland) SP.ZO.O	1	Agency accounts - debit	19	〃	-
		〃	1	Operating cost	387	〃	-
		Evergreen Shipping Agency France S.A.	1	Agency accounts - credit	227	〃	-
		〃	1	Operating cost	331	〃	-
		Evergreen Shipping (Spain) S.L.	1	Operating cost	242	〃	-
		Evergreen Shipping Agency (Italy) S.p.A.	1	Agency accounts - debit	6,911	〃	0.01
		〃	1	Agency accounts - credit	6,579	〃	0.01
		〃	1	Operating cost	2,150	〃	-
		Evergreen Shipping Agency (Russia) Limited	1	Agency accounts - debit	208	〃	-
		Evergreen Shipping Agency (Vietnam) Corp.	1	Operating cost	8,050	〃	0.01
		Evergreen Shipping Agency (Australia) Pty. Ltd.	1	Agency accounts - debit	714	〃	-

Number (Note 1)	Name of party	Counterparty	Relationship (Note 2)	Transaction			
				Account	Amount	Trade condition	Ratio of total revenue or total assets (%)
0	Evergreen Marine Corporation	Evergreen Shipping Agency (Australia) Pty. Ltd.	1	Operating cost	$ 6	Note 3	-
		Evergreen Shipping Agency (South Africa) (PTY) Ltd.	1	Agency accounts - debit	12	〃	-
1	Peony Investment S.A.	Evergreen Shipping Agency (India) Pvt. Ltd.	3	Other receivables	16,136	〃	0.01
		Shenzhen Greentrans Transportation Co., Ltd. (SGTC)	3	Accounts receivable	48	〃	-
		〃	3	Other receivables	5	〃	-
		〃	3	Other payables	3,432	〃	-
2	Greencompass Marine S.A.	Evergreen Marine (UK) Limited	3	Agency reciprocal accounts - credit	19,488	〃	0.02
		Evergreen Heavy Industrial CO.,(Malaysia) Sdn. Bhd.	3	Operating cost	358,501	〃	0.44
		Evergreen Shipping Agency (India) Pvt. Ltd.	3	Accounts receivable	29,858	〃	0.03
		〃	3	Agency accounts - debit	97	〃	-
		〃	3	Operating cost	25,123	〃	0.03
		Evergreen Shipping Agency (Thailand) Co., Ltd.	3	Accounts receivable	9,003	〃	0.01
		〃	3	Agency accounts - debit	20,440	〃	0.02
		〃	3	Agency accounts - credit	23,641	〃	0.02
		〃	3	Operating cost	41,692	〃	0.05
		PT. Evergreen Shipping Agency Indonesia	3	Accounts receivable	32,708	〃	0.03
		〃	3	Agency accounts - debit	93	〃	-
		〃	3	Operating cost	34,200	〃	0.04
		Evergreen Shipping Agency (Singapore) Pte. Ltd.	3	Accounts receivable	20,063	〃	0.02
		〃	3	Other payables	32	〃	-
		〃	3	Operating cost	12,559	〃	0.02
		Evergreen Shipping Agency (Korea) Corporation	3	Accounts receivable	32,726	〃	0.03
		〃	3	Operating cost	24,132	〃	0.03
		Evergreen Shipping Agency (Deutschland) GmbH	3	Accounts receivable	43,208	〃	0.04
		〃	3	Accounts payable	5,864	〃	0.01

Number (Note 1)	Name of party	Counterparty	Relationship (Note 2)	Transaction			
				Account	Amount	Trade condition	Ratio of total revenue or total assets (%)
2	Greencompass Marine S.A.	Evergreen Shipping Agency (Deutschland) GmbH	3	Accounts receivable	$ 94,178	Note 3	0.11
		Evergreen Shipping Agency (Ireland) Ltd.	3	Accounts receivable	9,317	〃	0.01
		〃	3	Agency accounts - debit	51	〃	-
		〃	3	Operating cost	8,054	〃	0.01
		Evergreen Shipping Agency (Netherlands) B.V.	3	Accounts receivable	54,890	〃	0.05
		〃	3	Agency accounts - debit	8,481	〃	0.01
		〃	3	Agency accounts - credit	4,374	〃	-
		〃	3	Operating cost	109,014	〃	0.13
		Evergreen Shipping Agency (Poland) SP.ZO.O	3	Accounts receivable	6,929	〃	0.01
		Evergreen Shipping Agency (Poland) SP.ZO.O	3	Operating cost	6,246	〃	0.01
		Evergreen Shipping Agency France S.A.	3	Accounts receivable	43,563	〃	0.04
		〃	3	Operating cost	79,435	〃	0.10
		Evergreen Shipping (Spain) S.L.	3	Operating cost	36,113	〃	0.04
		Evergreen Shipping Agency (Italy) S.p.A.	3	Accounts receivable	208,516	〃	0.18
		〃	3	Agency accounts - debit	17,553	〃	0.02
		〃	3	Agency accounts - credit	8,990	〃	0.01
		〃	3	Operating cost	44,012	〃	0.05
		Evergreen Shipping Agency (Russia) Limited	3	Accounts receivable	7,314	〃	0.01
		Evergreen Shipping Agency (Vietnam) Corp.	3	Accounts receivable	10,300	〃	0.01
		〃	3	Agency accounts - debit	115	〃	-

Number (Note 1)	Name of party	Counterparty	Relationship (Note 2)	Transaction			
				Account	Amount	Trade condition	Ratio of total revenue or total assets (%)
2	Greencompass Marine S.A.	Evergreen Shipping Agency (Vietnam) Corp.	3	Operating cost	$ 22,540	Note3	0.03
		Evergreen Shipping Agency (Australia) Pty. Ltd.	3	Accounts receivable	13,559	〃	0.01
		〃	3	Operating cost	7,453	〃	0.01
		Evergreen Shipping Agency (South Africa) (PTY) Ltd.	3	Accounts receivable	501	〃	-
		〃	3	Agency accounts - debit	325	〃	-
		〃	3	Agency reciprocal accounts - credit	1,000	〃	-
		〃	3	Operating cost	2,076	〃	-
3	Evergreen Marine (UK) Limited	Island Equipment LLC.	3	Other receivables	64,210	〃	0.06
		Evergreen Shipping Agency (Thailand) Co., Ltd.	3	Agency accounts - debit	17,594	〃	0.02
		〃	3	Agency accounts - credit	22,650	〃	0.02
		〃	3	Operating cost	25,872	〃	0.03
		Shenzhen Greentrans Transportation Co., Ltd. (SGTC)	3	Accounts payable	73	〃	-
		Evergreen Shipping Agency (India) Pvt. Ltd.	3	Operating cost	22,446	〃	0.03
		PT. Evergreen Shipping Agency Indonesia	3	Agency accounts - debit	1,015	〃	-
		〃	3	Operating cost	28,047	〃	0.03
		Evergreen Shipping Agency (Singapore) Pte. Ltd.	3	Agency accounts - debit	489	〃	-
		〃	3	Operating cost	5,303	〃	0.01
		Evergreen Shipping Agency (Korea) Corporation	3	Operating cost	7,891	〃	0.01
		Evergreen Shipping Agency (Deutschland) GmbH	3	Accounts payable	11,971	〃	0.01
		〃	3	Operating cost	168,856	〃	0.21
		Evergreen Shipping Agency (Ireland) Ltd.	3	Accounts receivable	159	〃	-
		〃	3	Agency accounts - debit	3,228	〃	-
		〃	3	Operating cost	14,038	〃	0.02

Number (Note 1)	Name of party	Counterparty	Relationship (Note 2)	Transaction			
				Account	Amount	Trade condition	Ratio of total revenue or total assets (%)
3	Evergreen Marine (UK) Limited	Evergreen Shipping Agency (Netherlands) B.V.	3	Operating cost	$ 76,749	Note 3	0.09
		Evergreen Shipping Agency (Poland) SP.ZO.O	3	Operating cost	7,863	〃	0.01
		Evergreen Shipping Agency France S.A.	3	Agency accounts - debit	10,372	〃	0.01
		〃	3	Operating cost	78,919	〃	0.10
		Evergreen Shipping (Spain) S.L.	3	Agency accounts - debit	301	〃	-
		〃	3	Operating cost	27,601	〃	0.03
		Evergreen Shipping Agency (Italy) S.p.A. (EIT)	3	Agency accounts - debit	7,871	〃	0.01
		〃	3	Agency accounts - credit	1,336	〃	-
		〃	3	Operating cost	14,832	〃	0.02
		Evergreen Shipping Agency (Russia) Ltd. (ERU)	3	Accounts payable	1,094	〃	-
		〃	3	Agency accounts - debit	1,515	〃	-
		Evergreen Shipping Agency (Vietnam) Corp.	3	Agency accounts - debit	1,230	〃	-
		〃	3	Operating cost	23,506	〃	0.03
		Evergreen Shipping Agency (Australia) Pty. Ltd.	3	Agency accounts - debit	143	〃	-
		〃	3	Operating cost	405	〃	-
		Evergreen Shipping Agency (South Africa) (PTY) Ltd.	3	Agency accounts - debit	69	〃	-
		〃	3	Agency accounts - credit	201	〃	-
		〃	3	Operating cost	442	〃	-
4	Clove Holding Ltd.	Island Equipment LLC.	3	Other receivables	154,104	〃	0.13
5	PT.Multi Bina Pura International	PT.Multi Bina Transport	3	Accounts receivable	402	〃	-
		〃	3	Accounts payable	254	〃	-
		〃	3	Other payables	218	〃	-
		〃	3	Operating revenue	4,529	〃	0.01
		〃	3	Operating cost	3,124	〃	-
		PT. Evergreen Shipping Agency Indonesia	3	Accounts receivable	1,788	〃	-
6	Evergreen Shipping Agency (Deutschland) GmbH	Evergreen Shipping Agency (Russia) Limited	3	Accounts payable	3,799	〃	-

Number (Note 1)	Name of party	Counterparty	Relationship (Note 2)	Transaction			
				Account	Amount	Trade condition	Ratio of total revenue or total assets (%)
6	Evergreen Shipping Agency (Deutschland) GmbH	Evergreen Shipping Agency (Russia) Limited	3	Operating cost	$ 25,002	Note 3	0.03
7	PT.Evergreen Shipping Agency Indonesia	PT.Multi Bina Transport	3	Accounts payable	4,937	〃	-

Note 1: Transaction types between the Company and the subsidiary are shown as follows:
(1) the "0" donates the Company.
(2) the subsidiaries are donated in sequential numbers from "1".

Note 2: The relationship types are shown as follows:
(1) the Company to the subsidiary.
(2) the subsidiary to the Company
(3) the subsidiary to the subsidiary.

Note 3: Any trade types presented above are of no difference from ordinary transaction.

December 31, 2008

Number (Note 1)	Name of party	Counterparty	Relationship (Note 2)	Transaction			
				Account	Amount	Trade condition	Ratio of total revenue or total assets (%)
0	Evergreen Marine Corporation	Taiwan Terminal Service Co., Ltd.	1	Other receivables	$ 270	Note 3	-
		〃	1	Accounts payable	42,707	〃	0.03
		〃	1	Operating revenue	3,082	〃	-
		〃	1	Operating cost	808,390	〃	0.63
		Greencompass Marine S.A.	1	Accounts receivable	1,556	〃	-
		〃	1	Other receivables	8,950	〃	0.01
		〃	1	Agency reciprocal accounts- debit	784,390	〃	0.59
		〃	1	Operating revenue	351,303	〃	0.27
		〃	1	Operating cost	299,882	〃	0.23
		Evergreen Marine (UK) Limited	1	Accounts receivable	4,955	〃	-
		〃	1	Other receivables	58,512	〃	0.04
		〃	1	Agency reciprocal accounts- debit	97,684	〃	0.07
		〃	1	Operating revenue	61,328	〃	0.05
		PT. Multi Bina Pura International	1	Other receivables	1	〃	-
		Shenzhen Greentrans Transportation Co., Ltd.	1	Other receivables	11	〃	-
		Evergreen Shipping Agency (Russia) Ltd.	1	Other receivables	4	〃	-
		〃	1	Agency accounts- credit	469	〃	-
		Evergreen Shipping Agency (India) Pvt. Ltd.	1	Agency accounts- debit	81,452	〃	0.06
		〃	1	Operating cost	11,986	〃	0.01
		Evergreen Shipping Agency (Thailand) Co., Ltd.	1	Agency accounts- debit	25,620	〃	0.02
		〃	1	Operating cost	49,706	〃	0.04
		PT. Evergreen Shipping Agency Indonesia	1	Agency accounts- debit	20,454	〃	0.02
		〃	1	Accounts payable	42	〃	-
		〃	1	Operating cost	44,460	〃	0.03

Number (Note 1)	Name of party	Counterparty	Relationship (Note 2)	Transaction			
				Account	Amount	Trade condition	Ratio of total revenue or total assets (%)
0	Evergreen Marine Corporation	Evergreen Shipping Agency (Singapore) Pte. Ltd.	1	Agency accounts- debit	$ 32	Note 3	-
		〃	1	Accounts payable	3,947	〃	-
		〃	1	Operating cost	8,622	〃	0.01
		Evergreen Shipping Agency (Deutschland) GmbH	1	Agency accounts- debit	60	〃	-
		Evergreen Shipping Agency (Ireland) Ltd.	1	Agency accounts- debit	556	〃	-
		〃	1	Accounts payable	1	〃	-
		Evergreen Shipping Agency (Korea) Corporation	1	Accounts payable	3	〃	-
		〃	1	Agency accounts- credit	204	〃	-
		〃	1	Operating cost	3,697	〃	-
		Evergreen Shipping Agency (Netherland) B.V.	1	Agency accounts- credit	820	〃	-
		Evergreen Shipping Agency (Poland) SP.ZO.O	1	Agency accounts- debit	47	〃	-
		Evergreen Argentina S.A.	1	Agency accounts- debit	23,265	〃	0.02
		Evergreen Shipping Agency France S.A.	1	Agency accounts- credit	7	〃	-
		Evergreen Shipping (Spain) S.L.	1	Agency accounts- credit	41	〃	-
		Evergreen Shipping Agency (Italy) S.P.A.	1	Agency accounts- debit	3,099	〃	-
		Evergreen Shipping Agency (Vietnam) Corp.	1	Agency accounts- credit	6,242	〃	-
		〃	1	Operating cost	11,758	〃	0.01
1	Peony Investment S.A.	Evergreen Shipping Agency (India) Pvt. Ltd.	3	Other receivables	66,011	〃	0.05
		Evergreen Argentina S.A.	3	Accounts receivable	269	〃	-
		Shenzhen Greentrans Transportation Co., Ltd.	3	Accounts receivable	41	〃	-
		〃	3	Other payables	5,631	〃	-
2	Greencompass Marine S.A.	Evergreen Marine (UK) Limited	3	Agency reciprocal accounts-credit	38,232	〃	0.03
		Evergreen Shipping Agency (India) Pvt. Ltd.	3	Accounts receivable	13,843	〃	0.01
		〃	3	Agency accounts- debit	153	〃	-
		〃	3	Operating cost	31,607	〃	0.02

Number (Note 1)	Name of party	Counterparty	Relationship (Note 2)	Transaction			
				Account	Amount	Trade condition	Ratio of total revenue or total assets (%)
2	Greencompass Marine S.A.	Evergreen Shipping Agency (Thailand) Co., Ltd.	3	Accounts receivable	$ 9,623	Note 3	0.01
		〃	3	Agency accounts- debit	26,195	〃	0.02
		〃	3	Operating cost	56,543	〃	0.04
		PT. Evergreen Shipping Agency Indonesia	3	Accounts receivable	37,591	〃	0.03
		〃	3	Operating cost	43,999	〃	0.03
		Evergreen Shipping Agency (Singapore) Pte. Ltd.	3	Accounts receivable	36,101	〃	0.03
		〃	3	Other payables	2,542	〃	-
		〃	3	Operating cost	21,280	〃	0.02
		Evergreen Shipping Agency (Korea) Corporation	3	Accounts receivable	46,906	〃	0.04
		〃	3	Operating cost	45,185	〃	0.04
		Evergreen Shipping Agency (Deutschland) GmbH	3	Accounts receivable	88,188	〃	0.07
		〃	3	Accounts payable	6,322	〃	-
		〃	3	Operating cost	94,733	〃	0.07
		Evergreen Shipping Agency (Ireland) Ltd.	3	Accounts receivable	23,289	〃	0.02
		〃	3	Operating cost	7,051	〃	0.01
		Evergreen Shipping Agency (Netherlands) B.V.	3	Accounts receivable	95,860	〃	0.07
		〃	3	Agency accounts- debit	41,308	〃	0.03
		〃	3	Operating cost	85,247	〃	0.07
		Evergreen Shipping Agency (Poland) SP.ZO.O	3	Accounts receivable	10,758	〃	0.01
		〃	3	Agency accounts- debit	367	〃	-
		〃	3	Other payables	65	〃	-
		〃	3	Operating cost	6,316	〃	-
		Evergreen Shipping Agency France S.A.	3	Accounts receivable	73,634	〃	0.06
		〃	3	Operating cost	84,195	〃	0.07
		Evergreen Shipping (Spain) S.L.	3	Accounts receivable	170,508	〃	0.13
		〃	3	Operating cost	47,109	〃	0.04
		Evergreen Shipping Agency (Italy) S.p.A.	3	Agency reciprocal accounts- credit	14,762	〃	0.01
		〃	3	Operating cost	40,981	〃	0.03

Number (Note 1)	Name of party	Counterparty	Relationship (Note 2)	Transaction			
				Account	Amount	Trade condition	Ratio of total revenue or total assets (%)
2	Greencompass Marine S.A.	Evergreen Shipping Agency (Russia) Ltd.	3	Accounts receivable	$ 21,861	Note 3	0.02
		Evergreen Shipping Agency (Vietnam) Corp.	3	Accounts receivable	7,706	〃	0.01
		〃	3	Agency accounts- debit	56	〃	-
		〃	3	Operating cost	26,399	〃	0.02
		Evergreen Shipping Agency (Australia) Pty. Ltd.	3	Accounts receivable	18,790	〃	0.01
		〃	3	Agency accounts- debit	109	〃	-
		〃	3	Operating cost	15,762	〃	0.01
3	Evergreen Marine (UK) Limited	Island Equipment LLC.	3	Other receivables	158,021	〃	0.12
		Evergreen Shipping Agency (Thailand) Co., Ltd.	3	Agency accounts- debit	15,831	〃	0.01
		〃	3	Agency reciprocal accounts-credit	28,414	〃	0.02
		〃	3	Operating cost	38,471	〃	0.03
		Evergreen Shipping Agency (India) Pvt. Ltd.	3	Operating cost	34,767	〃	0.03
		PT. Evergreen Shipping Agency Indonesia	3	Agency accounts- debit	5,690	〃	-
		〃	3	Operating cost	33,841	〃	0.03
		Evergreen Shipping Agency (Singapore) Pte. Ltd.	3	Agency accounts- debit	1,130	〃	-
		〃	3	Other payables	863	〃	-
		〃	3	Operating cost	7,438	〃	0.01
		Evergreen Shipping Agency (Korea) Corporation	3	Agency accounts- debit	76	〃	-
		〃	3	Operating cost	8,860	〃	0.01
		Evergreen Shipping Agency (Deutschland) GmbH	3	Agency reciprocal accounts-credit	3,354	〃	-
		〃	3	Accounts payable	9,757	〃	0.01
		〃	3	Operating cost	141,579	〃	0.11
		Evergreen Shipping Agency (Ireland) Ltd.	3	Agency accounts- debit	2,700	〃	-
		〃	3	Operating cost	10,858	〃	0.01
		Evergreen Shipping Agency (Netherlands) B.V.	3	Operating cost	99,242	〃	0.08

Number (Note 1)	Name of party	Counterparty	Relationship (Note 2)	Transaction			
				Account	Amount	Trade condition	Ratio of total revenue or total assets (%)
3	Evergreen Marine (UK) Limited	Evergreen Shipping Agency (Poland) SP.ZO.O	3	Agency accounts- debit	$ 165	Note 3	-
		〃	3	Other payables	59	〃	-
		〃	3	Operating cost	10,446	〃	0.01
		Evergreen Shipping Agency France S.A.	3	Agency accounts- debit	4,445	〃	-
		〃	3	Operating cost	69,476	〃	0.05
		Evergreen Shipping (Spain) S.L.	3	Operating cost	25,988	〃	0.02
		Evergreen Shipping Agency (Italy) S.p.A.	3	Agency accounts- debit	768	〃	-
		〃	3	Agency reciprocal accounts- credit	1,194	〃	-
		〃	3	Operating cost	4,539	〃	-
		Evergreen Shipping Agency (Russia) Ltd.	3	Agency accounts- debit	12,340	〃	0.01
		〃	3	Operating cost	2,206	〃	-
		〃	3	Accounts payable	3,217	〃	-
		Evergreen Shipping Agency (Vietnam) Corp.	3	Operating cost	26,477	〃	0.02
		Shenzhen Greentrans Transportation Co., Ltd.	3	Accounts payable	6	〃	-
4	Clove Holding Ltd.	Island Equipment LLC.	3	Other receivables	379,250	〃	0.28
5	PT. Multi Bina Pura International	PT. Multi Bina Transport	3	Accounts receivable	361	〃	-
		〃	3	Operating revenue	4,189	〃	-
		〃	3	Accounts payable	385	〃	-
		〃	3	Other payables	226	〃	-
		〃	3	Operating cost	6,992	〃	0.01
		PT. Evergreen Shipping Agency Indonesia	3	Accounts receivable	1,638	〃	-
6	PT. Multi Bina Transport	PT. Evergreen Shipping Agency Indonesia	3	Accounts receivable	1,893	〃	-

Number (Note 1)	Name of party	Counterparty	Relationship (Note 2)	Transaction			
				Account	Amount	Trade condition	Ratio of total revenue or total assets (%)
7	Evergreen Shipping Agency (Deutschland) GmbH	Evergreen Shipping Agency (Russia) Ltd.	3	Accounts payable	$ 15,075	Note 3	0.01
		〃	3	Operating cost	52,926	〃	0.04

Note 1: Transaction between the Company and the subsidiary are shown as follows:
(1) the "0" represents the Company.
(2) the subsidiary are numbered from "1" in sequence.

Note 2: The relationship are shown as follows:
(1) the Company to the subsidiary.
(2) the subsidiary to the Company
(3) the subsidiary to the subsidiary.

Note 3: There is no difference of trade type compared with ordinary transaction.

12. SEGMENT INFORMATION

(1) Financial information by industries

The Group is engaged in only one single industry, i.e. international marine transportation and shipping agency. Therefore, no disclosure is required.

(2) Financial information by geographical areas

The Group is engaged in international marine transportation; however, its foreign-port formalities regarding arrival and departure of ships, cargo stevedoring and forwarding, collection of freight, and payment of expenses incurred in foreign ports are handled by overseas shipping agents. Therefore, no disclosure is required.

(3) Export information

As the Group is engaged in international marine transportation, every vessel sails between the major harbors in the world. Therefore, no export sales are reported.

(4) Information on major customers

The Group provides services to customers all over the world. No single customer of the Company accounts for more than 10% of the Company's operating revenues.



EVERGREEN MARINE CORP. (TAIWAN) LTD.

FINANCIAL STATEMENTS AND AUDIT REPORT OF INDEPENDENT ACCOUNTANTS

DECEMBER 31, 2009 AND 2008

08

For the convenience of readers and for information purpose only, the auditors' report and the accompanying financial statements have been translated into English from the original Chinese version prepared and used in the Republic of China. In the event of any discrepancy between the English version and the original Chinese version or any differences in the interpretation of the two versions, the Chinese-language auditors' report and financial statements shall prevail.

REPORT OF INDEPENDENT ACCOUNTANTS TRANSLATED FROM CHINESE

To the Board of Directors and Shareholders of Evergreen Marine Corporation

We have audited the accompanying balance sheets of Evergreen Marine Corporation (the "Company") as of December 31, 2009 and 2008, and the related statements of income, of changes in stockholders' equity , and of cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. The financial statements of certain investee companies accounted for under the equity method as of and for the years ended December 31, 2009 and 2008 were audited by other auditors, whose reports have been furnished to us. Our opinion, insofar as it relates to the amounts included in the financial statements and information disclosed in Note 11 relating to these long-term equity investments, is based solely on the reports of the other auditors. Long-term equity investments in these investee companies amounted to 21,440,012 and 26,296,891 thousand New Taiwan Dollars, constituting 26.62% and 27.91% of the total assets as of December 31, 2009 and 2008, and the related investment loss was 7,598,963 and investment income was 270,232 thousand New Taiwan Dollars, respectively.

We conducted our audits in accordance with the "Rules Governing the Examination of Financial Statements by Certified Public Accountants" and generally accepted auditing standards in the Republic of China. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining evidence which is supporting the amounts and disclosures in the financial statements in sampling way. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the reports of other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the reports of other auditors, the financial statements referred to in the first paragraph present fairly, in all material respects, the financial position of Evergreen Marine Corporation as of December 31, 2009 and 2008, and the results of its operations and its cash flows for the years then ended in conformity with the "Rules Governing Preparation of Financial Statements by Securities Issuers", "Business Entity Accounting Law", "Regulations on Business Entity Accounting Handling" and generally accepted accounting principles in the Republic of China.

We have also audited the consolidated financial statements of Evergreen Marine Corporation and its subsidiaries as of and for the years ended December 31, 2009 and 2008, on which we have issued an unqualified opinion with explanatory paragraph thereon.

PricewaterhouseCoopers, Taiwan
April 28, 2010
Taipei, Taiwan
Republic of China

The accompanying financial statements are not intended to present the financial position and results of operations and cash flows in accordance with accounting principles generally accepted in countries and jurisdictions other than the Republic of China. The standards, procedures and practices in the Republic of China governing the audit of such financial statements may differ from those generally accepted in countries and jurisdictions other than the Republic of China. Accordingly, the accompanying financial statements and report of independent accountants are not intended for use by those who are not informed about the accounting principles or auditing standards generally accepted in the Republic of China, and their applications in practice.
As the financial statements are the responsibility of the management, PricewaterhouseCoopers cannot accept any liability for the use of, or reliance on, the English translation or for any errors or misunderstandings that may derive from the translation.

EVERGREEN MARINE CORP. (TAIWAN) LTD.
BALANCE SHEETS
DECEMBER 31
(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS)

	2009	2008
ASSETS		
Current Assets		
Cash and cash equivalents (Note 4(1))	$ 2,081,672	$ 5,107,001
Financial assets at fair value through profit or loss - current (Note 4(2))	4,058,762	589,115
Held-to-maturity financial assets - current (Note 4(4))	160,000	-
Notes receivable, net	20	301
Accounts receivable, net (Note 4(6))	597,097	493,573
Accounts receivable, net - related parties (Notes 4(6) and 5)	113,289	77,138
Other receivables (Note 4(22))	124,172	303,337
Other receivables - related parties (Note 5)	915,421	280,842
Other financial assets - current (Note 4(7))	238,908	1,363,494
Inventories	377,887	332,414
Prepaid expenses	182,462	173,731
Prepayments	6,715	12,476
Deferred income tax assets - current (Note 4(22))	697,969	912,432
Restricted assets (Note 6)	246,874	132,187
Other current assets - other (Notes 4(8) and 5)	1,838,001	2,475,680
Total current assets	11,639,249	12,253,721
Funds and Investments		
Financial assets at fair value through profit or loss - non-current (Note 4(2))	100,000	-
Available-for-sale financial assets - non-current (Note 4(3))	692,312	392,588
Held-to-maturity financial assets - non-current (Note 4(4))	200,000	-
Financial assets carried at cost - non-current (Note 4(5))	1,534,441	1,534,441
Long-term equity investments accounted for under the equity method (Note 4(9))	55,219,221	67,221,317
Other long-term investments	312	312
Total funds and investments	57,746,286	69,148,658
Property, Plant and Equipment, Net (Notes 4(10), 5 and 6)		
Land	1,972,540	1,972,540
Buildings	1,512,002	1,512,002
Loading and unloading equipment	4,530,476	4,302,811
Computer and communication equipment	114,331	119,618
Transportation equipment	15,096,676	16,018,743
Boats	2,066,715	5,770,086
Dock and wharf equipment	137,834	150,013
Office equipment	209,004	221,903
Cost and revaluation increments	25,639,578	30,067,716
Less: Accumulated depreciation	(14,662,994)	(17,583,945)
Construction in progress and prepayments for equipment	-	146,860
Total property, plant and equipment, net	10,976,584	12,630,631
Intangible assets		
Deferred pension costs (Note 4(17))	37,756	59,440
Other Assets		
Refundable deposits	42,533	44,586
Deferred expenses	84,153	86,134
Total other assets	126,686	130,720
TOTAL ASSETS	$ 80,526,561	$ 94,223,170

(Continued)

EVERGREEN MARINE CORP. (TAIWAN) LTD.
BALANCE SHEETS
DECEMBER 31
(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS)

	2009	2008
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities		
Short-term loans (Note 4(11))	$ 2,162,157	$ 2,820,000
Notes and bills payable (Note 4(12))	99,959	-
Financial liabilities at fair value through profit or loss - current (Note 4(13))	1,159,624	3,221,372
Notes payable	3,869	2,796
Accounts payable	995,199	1,392,846
Accounts payable - related parties (Note 5)	141,202	202,605
Income tax payable (Note 4(22))	-	337,756
Accrued expenses	426,146	2,304,062
Other payables	24,869	48,961
Long-term liabilities - current portion (Note 4(14))	1,368,176	232,100
Other current liabilities (Note 5)	546,344	582,100
Total current liabilities	6,927,545	11,144,598
Long-term Liabilities		
Financial liabilities at fair value through profit or loss - non-current (Note 4(13))	-	818,728
Bonds payable (Note 4(15))	4,311,792	-
Long-term loans (Note 4(16))	12,628,900	15,427,245
Total long-term liabilities	16,940,692	16,245,973
Other Liabilities		
Accrued pension liabilities (Note 4(17))	752,986	698,473
Guarantee deposits received	24	24
Deferred income tax liabilities - non-current (Note 4(22))	1,129,428	2,225,928
Other liabilities - other	324,289	661,998
Total other liabilities	2,206,727	3,586,423
Total liabilities	26,074,964	30,976,994
Stockholders' Equity		
Capital (Note 4(18))		
Common stock	30,625,992	30,609,390
Capital Reserves (Note 4(19))		
Paid-in capital in excess of par value of common stock	4,800,903	4,787,505
Capital reserve from donated assets	371	371
Capital reserve from long-term investments	1,611,002	1,560,794
Capital reserve from stock warrants	256,205	-
Capital reserve - other	6,713	6,713
Retained Earnings (Note 4(20))		
Legal reserve	7,586,240	7,522,313
Special reserve	957,344	957,344
Undistributed earnings	8,242,423	18,161,703
Other Adjustments to Stockholders' Equity		
Unrealized gain or loss on financial instruments	207,729	(776,363)
Cumulative translation adjustments	640,363	895,498
Unrecognized pension cost	(483,688)	(479,092)
Total stockholders' equity	54,451,597	63,246,176
Commitments And Contingent Liabilities (Note 7)		
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 80,526,561	$ 94,223,170

The accompanying notes are an integral part of these financial statements.
See report of independent accountants dated April 28, 2010.

EVERGREEN MARINE CORP. (TAIWAN) LTD.
STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31,
(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS, EXCEPT FOR EARNINGS PER SHARE)

	2009	2008
Transportation income (Notes 4(21) and 5)	$ 15,062,947	$ 22,437,412
Transportation costs (Notes 4(24) and 5)	(13,075,356)	(20,880,062)
Gross profit, net	1,987,591	1,557,350
Operating Expenses		
General and administrative expenses (Notes 4(24) and 5)	(1,518,516)	(1,918,497)
Operating income (loss)	469,075	(361,147)
Non-operating Income and Gains		
Interest income	57,182	110,362
Gain on valuation of financial liabilities	1,504,293	-
Investment income accounted for under the equity method (Note 4(9))	-	3,133,337
Dividend income	3,450	58,446
Gain on disposal of property, plant and equipment (Note 5)	1,229,694	1,001,790
Gain on disposal of investments	11,902	-
Foreign exchange gain, net	343,352	-
Rental income (Note 5)	101,407	101,506
Other non-operating income	50,571	116,628
Non-operating Income and Gains	3,301,851	4,522,069
Non-operating Expenses and Losses		
Interest expense	(266,153)	(228,469)
Loss on valuation of financial assets	(2,048)	(12,656)
Loss on valuation of financial liabilities	-	(3,086,605)
Investment loss accounted for under the equity method (Note 4(9))	(14,226,211)	-
Loss on disposal of property, plant and equipment	(3,599)	(4,799)
Loss on disposal of investments	-	(41,623)
Foreign exchange loss	-	(88,129)
Financing charges	(4,627)	(8,668)
Other non-operating losses	(748)	(2,216)
Non-operating Expenses and Losses	(14,503,386)	(3,473,165)
(Loss) income from continuing operations before income tax	(10,732,460)	687,757
Income tax benefit (expense) (Note 4(22))	877,107	(48,491)
Net (loss) income	($ 9,855,353)	$ 639,266

	2009 Before Tax	2009 After Tax	2008 Before Tax	2008 After Tax
Basic (loss) earnings per share (Note 4(23))				
Net (loss) income	($ 3.51)	($ 3.22)	$ 0.23	$ 0.21
Diluted (loss) earnings per share (Note 4(23))				
Net (loss) income	($ 3.51)	($ 3.22)	$ 0.22	$ 0.21

The accompanying notes are an integral part of these financial statements.
See report of independent accountants dated April 28, 2010.

EVERGREEN MARINE CORP. (TAIWAN) LTD.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008
(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS,)

			Retained Earnings			Other Adjustments of Stockholders' Equity			
	Common stock	Capital Reserves	Legal reserve	Special reserve	Undistributed earnings	Unrealized gain or loss on financial instruments	Cumulative translation adjustments	Unrecognized pension cost	Total
Year 2008									
Balance at January 1, 2008	$ 30,338,695	$ 6,016,190	$ 6,484,143	$ 957,344	$ 23,843,660	$ 453,193	$ 2,074,210	($ 469,755)	$ 69,697,680
Unrealized gain on sale of amortized financial assets carried at cost	-	-	-	-	-	9,371	-	-	9,371
Appropriation of 2007 earnings									
Legal reserve	-	-	1,038,170	-	(1,038,170)	-	-	-	-
Cash dividend	-	-	-	-	(5,201,453)	-	-	-	(5,201,453)
Bonus to employees	-	-	-	-	(36,000)	-	-	-	(36,000)
Remuneration to directors and supervisors	-	-	-	-	(45,600)	-	-	-	(45,600)
Conversion of convertible bonds into common stock	270,695	294,205	-	-	-	-	-	-	564,900
Adjustments on retained earnings due to changes in investees' capital surplus based on percentage of shareholding	-	44,988	-	-	-	(864,686)	115,949	66,277	(637,472)
Translation adjustments arising from investees' financial statements denominated in foreign currencies	-	-	-	-	-	-	(1,294,661)	-	(1,294,661)
Unrealized gain on available-for-sale financial assets	-	-	-	-	-	(377,160)	-	-	(377,160)
Unrealized loss on cash flow hedges	-	-	-	-	-	2,919	-	-	2,919
Unrecognized pension cost	-	-	-	-	-	-	-	(75,614)	(75,614)
Net income of 2008	-	-	-	-	639,266	-	-	-	639,266
Balance at December 31, 2008	$ 30,609,390	$ 6,355,383	$ 7,522,313	$ 957,344	$ 18,161,703	($ 776,363)	$ 895,498	($ 479,092)	$ 63,246,176
Year 2009									
Balance at January 1, 2009	$ 30,609,390	$ 6,355,383	$ 7,522,313	$ 957,344	$ 18,161,703	($ 776,363)	$ 895,498	($ 479,092)	$ 63,246,176
Appropriation of 2008 earnings									
Legal reserve	-	-	63,927	-	(63,927)	-	-	-	-
Conversion of convertible bonds into common stock	16,602	13,398	-	-	-	-	-	-	30,000
Stock warrants of convertible bonds	-	256,205	-	-	-	-	-	-	256,205
Adjustments on retained earnings due to changes in investees' capital surplus based on percentage of shareholding	-	50,208	-	-	-	684,368	(291,789)	943	443,730
Translation adjustments arising from investees' financial statements denominated in foreign currencies	-	-	-	-	-	-	36,654	-	36,654
Unrealized gain on available-for-sale financial assets	-	-	-	-	-	299,724	-	-	299,724
Unrecognized pension cost	-	-	-	-	-	-	-	(5,539)	(5,539)
Net loss of 2009	-	-	-	-	(9,855,353)	-	-	-	(9,855,353)
Balance at December 31, 2009	$ 30,625,992	$ 6,675,194	$ 7,586,240	$ 957,344	$ 8,242,423	$ 207,729	$ 640,363	($ 483,688)	$ 54,451,597

The accompanying notes are an integral part of these financial statements.
See report of independent accountants dated April 28, 2010.

EVERGREEN MARINE CORP. (TAIWAN) LTD.
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31,
(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS)

	2009	2008
CASH FLOWS FROM OPERATING ACTIVITIES		
Net (loss) income	($ 9,855,353)	$ 639,266
Adjustments to reconcile net (loss) income to net cash used in operating activities		
Depreciation	1,816,816	1,657,000
Amortization	25,010	29,669
Reclassification of depreciation of dock facilities to operating costs and others	292,615	443,616
Reclassification of amortization of deferred charges to others	36,789	27,279
Net gain on disposal of property, plant and equipment	(1,226,095)	(996,990)
Excess of equity-accounted investment gain over cash dividends	14,226,211	(2,817,783)
Interest compensation of convertible bonds	-	(4,964)
Amortization of bond discounts	87,758	-
Gain on disposal of available-for-sale financial assets	-	(19,883)
Interest amortization of financial assets and unrealized exchange gains	-	(256)
Loss on disposal of investments in bonds without active markets	-	12,451
Changes in assets and liabilities		
Financial assets and liabilities at fair value through profit or loss	(3,825,265)	813,902
Notes and accounts receivable	(139,394)	151,011
Other receivables	(455,414)	17,335
Other financial assets	1,124,586	(1,257,767)
Ship fuel	(45,473)	227,539
Prepaid expenses and prepayments	(2,970)	193,718
Restricted assets	(114,687)	52,224
Agent accounts	(88,303)	(45,455)
Agency reciprocal accounts	730,542	(1,348,323)
Other current assets	(29,985)	41,724
Refundable deposits	2,053	(5,945)
Notes and accounts payable	(457,977)	(705,324)
Income tax payable	(337,756)	(157,777)
Accrued expenses	(1,877,916)	(1,025,284)
Other payables	(24,092)	(705)
Other current liabilities	(10,331)	(8,000)
Accrued pension liabilities	70,657	44,414
Deferred income tax assets / liabilities	(882,037)	(227,377)
Taxes due to changes in accounting principles for financial instruments	-	(973)
Net cash used in operating activities	(960,011)	(4,271,658)

(Continued)

EVERGREEN MARINE CORP. (TAIWAN) LTD.
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31,
(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS)

	2009	2008
CASH FLOWS FROM INVESTING ACTIVITIES		
Financial assets and liabilities at fair value through profit or loss	($ 3,136,235)	$ 3,045,907
Proceeds from sale of available-for-sale financial assets - non current	-	22,199
Acquisition of held-to-maturity financial assets - current	(160,000)	-
Acquisition of held-to-maturity financial assets - non-current	(200,000)	-
Proceeds from capital reduction of investee	-	1,705
Proceeds from sale of investments in bonds without active markets - non-current	-	329
Acquisition of long-term equity investments accounted for under the equity method	(1,743,731)	(300,000)
Acquisition of property, plant and equipment	(507,538)	(4,015,222)
Proceeds from disposal of property, plant and equipment	940,540	823,298
Increase in deferred expenses	(55,906)	(88,716)
Decrease in long-term receivables	-	64,963
Net cash used in investing activities	(4,862,870)	(445,537)
CASH FLOWS FROM FINANCING ACTIVITIES		
(Decrease) increase in short-term loans	(657,843)	2,820,000
Increase in short-term bills payable	99,959	-
(Decrease) increase in long-term loans	(1,434,080)	9,288,092
Increase (decrease) in corporate bonds payable	4,789,516	(1,500,000)
Decrease in guarantee deposits received	-	(40)
Distribution of cash dividends	-	(5,201,453)
Distribution of employee bonuses and directors' and supervisors' remuneration	-	(81,600)
Net cash provided by financing activities	2,797,552	5,324,999
(Decrease) increase in cash and cash equivalents	(3,025,329)	607,804
Cash and cash equivalents at beginning of year	5,107,001	4,499,197
Cash and cash equivalents at end of year	$ 2,081,672	$ 5,107,001
Supplemental disclosures of cash flow information		
Interest paid	$ 205,876	$ 281,284
Less: Interest capitalized	-	-
Interest paid, net of interest capitalized	$ 205,876	$ 281,284
Income tax paid	$ 367,355	$ 434,618
Financing activities not affecting cash flows		
Long-term liabilities due within one year	$ 1,368,176	$ 232,100
Conversion of convertible bonds into common stock	$ 30,000	$ 564,900

The accompanying notes are an integral part of these financial statements.
See report of independent accountants dated April 28, 2010.

EVERGREEN MARINE CORP. (TAIWAN) LTD.
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2009 AND 2008
(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS/FOREIGN CURRENCY, EXCEPT AS OTHERWISE INDICATED)

1.HISTORY AND ORGANIZATION

Established on September 25, 1968, Evergreen Marine Corporation (the "Company") is mainly engaged in domestic and international marine transportation, shipping agency services, and the distribution of containers. The Company was approved by the Securities and Futures Commission (SFC), Ministry of Finance (MOF) (currently known as the Securities and Futures Bureau (SFB), Financial Supervisory Commission, Executive Yuan, R.O.C.) to be a public company on November 2, 1982 and was further approved by the SFC to be a listed company on July 6, 1987. The Company's shares have been publicly traded on the Taiwan Stock Exchange since September 21, 1987. The Company had 1,179 employees as of December 31, 2009.

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accompanying financial statements are prepared in conformity with the "Rules Governing Preparation of Financial Statements by Securities Issuers", "Business Entity Accounting Law", "Regulations on Business Entity Accounting Handling", and accounting principles generally accepted in the Republic of China. The Company's significant accounting polices are summarized below:

(1)Classification of current and non-current assets and liabilities

A. Assets that meet one of the following criteria are classified as current assets; otherwise they are classified as non-current assets:

a) Assets arising from operating activities that are expected to be realized or consumed, or are intended to be sold within the normal operating cycle;

b) Assets held mainly for trading purposes;

c) Assets that are expected to be realized within twelve months from the balance sheet date;

d) Cash and cash equivalents, excluding restricted cash and cash equivalents and those that are to be exchanged or used to pay off liabilities more than twelve months after the balance sheet date.

B. Liabilities that meet one of the following criteria are classified as current liabilities; otherwise they are classified as non-current liabilities:

a) Liabilities arising from operating activities that are expected to be paid off within the normal operating cycle;

b) Liabilities arising mainly from trading activities;

c) Liabilities that are to be paid off within twelve months from the balance sheet date;

d) Liabilities for which the repayment date cannot be extended unconditionally to more than twelve months after the balance sheet date.

(2)Translation of financial statements of foreign subsidiaries

Assets and liabilities of foreign subsidiaries are translated into New Taiwan Dollars using the exchange rates at the balance sheet date. Equity accounts are translated at historical rates except for beginning retained earnings, which are carried forward from prior year's balance. Dividends are translated at the rates prevailing at the date of declaration. Profit and loss accounts are translated at weighted-average rates of the year. The resulting translation differences are included in "cumulative translation adjustments" under stockholders' equity.

(3)Foreign currency transactions

A. The Company maintains its accounts in New Taiwan Dollars. Transactions denominated in foreign currencies are translated into New Taiwan Dollars at the spot exchange rates prevailing at the transaction dates. Exchange gains or losses due to the difference between the exchange rate on the transaction date and the exchange rate on the date of actual receipt and payment are recognized in current year's profit or loss.

B. Monetary assets and liabilities denominated in foreign currencies are translated at the spot exchange rates prevailing at the balance sheet date. Exchange gains or losses are recognized in profit or loss.

C. When a gain or loss on a non-monetary item is recognized directly in equity, any exchange component of that gain or loss shall be recognized directly in equity. Conversely, when a gain or loss on a non-monetary item is recognized in profit or loss, any exchange component of that gain or loss shall be recognized in profit or loss. However, non-monetary items that are measured on a historical cost basis are translated using the exchange rate at the date of the transaction.

(4)Cash and cash equivalents

Cash and cash equivalents include cash on hand and in banks and other short-term highly liquid investments which are readily convertible to known amount of cash and which are subject to insignificant risk of changes in value resulting from fluctuations in interest rates.

The Company's statement of cash flow is prepared on the basis of cash and cash equivalent.

(5)Financial assets and financial liabilities at fair value through profit or loss

A. Equity financial instruments are recognized and derecognized using trade date accounting; whereas debt, beneficiary certificate, and derivative financial instruments are recognized and derecognized using settlement date accounting. These instruments are initially recognized at their fair values.

B. These financial instruments are subsequently remeasured and stated at fair value, and the gain or loss is recognized in profit or loss. The fair value of listed stocks and OTC stocks and closed-end mutual funds is based on latest quoted fair prices of the accounting period. The fair value of open-end and balanced mutual funds is based on the net asset value at the balance sheet date.

C. When a derivative is an ineffective hedging instrument, it is initially recognized at fair value on the date a derivative contract is entered into and is subsequently remeasured at its fair value. If a derivative is a non-option derivative, the fair value initially recognized is zero.

D. For call options, put options and conversion rights without character of equity, which are embedded in corporate bonds payable, please refer to Note 2 (14).

E. Financial assets and financial liabilities designated as at fair value through profit or loss at inception are those that conform to one of the following conditions：

a)Hybrid products.

b)As a result of the designation, measurement and recognition inconsistency could be decreased significantly or eliminated.

c)The financial products are managed under the method of risk management and investment strategy management established by the Company and performance of the product is assessed by fair value.

(6)<u>Available-for-sale financial assets</u>

A. Equity financial instruments are recognized and derecognized using trade date accounting. These instruments are initially recognized at their fair values plus transaction costs that are directly attributable to the acquisition.

B. The financial assets are remeasured and stated at fair value, and the gain or loss is recognized in equity, until the financial asset is derecognized, at which time the cumulative gain or loss previously recognized in equity shall be recognized in profit or loss. The fair value of listed stocks and OTC stocks and closed-end mutual funds are based on latest quoted fair prices of the accounting period. The fair values of open-end and balanced mutual funds are based on the net asset value at the balance sheet date.

C. If there is any objective evidence that the financial asset is impaired, the cumulative loss that has been recognized directly in equity shall be transferred from equity to profit or loss. When the fair value of an equity instrument subsequently increases, impairment losses recognized previously in profit or loss shall not be reversed. When the fair value of a debt instrument subsequently increases and the increase can be objectively related to an event occurring after the impairment loss was recognized in profit or loss, the impairment loss shall be reversed to the extent of the loss recognized in profit or loss.

(7)Held-to-maturity financial assets

A. Held-to-maturity financial asset is recognized or derecognized using trade date accounting and is stated initially, at its fair value plus transaction costs that are directly attributable to the acquisition of the financial asset.

B. The financial assets are carried at amortized cost.

C. If there is any objective evidence that the financial asset is impaired, the impairment loss is recognized in profit or loss. If the fair value of the financial asset subsequently increases and the increase can be objectively related to an event occurring after the impairment loss was recognized in profit or loss, the impairment loss shall be reversed to the extent of the loss previously recognized in profit or loss. The book value after reversion should not exceed the amortized cost without recognition of impairment.

(8)Financial assets and financial liabilities carried at cost

A. Financial assets and financial liabilities carried at cost are recognized or derecognized using trade date accounting and are stated initially at fair value plus transaction costs that are directly attributable to the acquisition of the financial asset.

B. If there is any objective evidence that the financial asset is impaired, the impairment loss is recognized in profit or loss. Such impairment loss shall not be reversed when the fair value of the asset subsequently increases.

(9)Ship fuel

Ship fuel is physically measured by the crew of each ship and reported back to the Head Office through telegraph for recording purposes at balance sheet date. Valuation of ship fuel is based on the exchange rate prevailing at the balance sheet date.

(10)Long-term equity investments accounted for under the equity method

A. Long-term equity investments in which the Company holds more than 20% of the investee company's voting shares or has significant influence on the investee's operational decisions are accounted for under the equity method. The excess of the initial investment cost over the acquired net asset value of the investee attributable to goodwill is no longer amortized, effective January 1, 2006. Retrospective adjustment of the amount of goodwill amortized in previous year is not required. The excess of acquired net asset value of investee over the initial investment cost is allocated proportionately and applied as a reduction to the book values of identifiable non-current assets, and any remaining amount of such excess after this allocation is credited to extraordinary gains. Negative goodwill, created before December 31, 2005, should be amortized still. Investee companies of which the Company holds more than 50% voting shares of an investee or the Company holds less than 50% voting shares of an investee, but has effective control over the investee are included in the consolidated financial statements.

B. Exchange differences arising from translation of financial statements of overseas investee companies accounted for under the equity method are recorded as "cumulative translation adjustments" under stockholders' equity.

(11)Property, plant and equipment

A. Property, plant and equipment are stated at cost. Interests incurred on the loans used to bring the assets to the condition and location necessary for their intended uses are capitalized.

B. Major improvements and renewals are capitalized and depreciated accordingly. Maintenance and repairs are expensed as incurred.

C. Depreciation is calculated on a straight-line basis according to the respective assets' useful lives regulated by the Ministry of Finance plus one year for salvage value. Salvage value of the fully depreciated assets, that are still in use, is depreciated based on one year of useful lives in the year the asset is fully depreciated and in the subsequent year, to the extent that the salvage value falls below $3,000 dollars. When impairment loss is recognized, property, plant and equipment shall be depreciated over their remaining useful lives based on their carrying values adjusted for the impairment loss.

(12)Deferred expenses

Deferred expenses refer to the expenses incurred for decoration, computer software and cable installation. The expenses incurred for decoration are amortized on a straight-line basis over five years, and the remaining are amortized over 2-3 years.

(13)Impairment of non-financial assets

The Company recognizes impairment loss when there is indication that the recoverable amount of an asset is less than its carrying amount. The recoverable amount is the higher of the fair value less costs to sell and value in use. When the impairment no longer exists, the impairment loss recognized in prior years shall be recovered.

(14)Corporate bonds payable

The difference between the issue price and face value of corporate bonds is accounted for as premium or discount which is required to be amortized over the period from the date of issuance to maturity date using the interest method and is recorded as "interest expense".

A. For the bonds payable issued after January 1, 2006, in which call option, put option and conversion rights are embedded, the issuer of a financial instrument shall classify the instrument, or its component parts, on initial recognition as a financial liability, a financial asset or an equity instrument in accordance with the substance of the contractual arrangement and the definitions of a financial liability, a financial asset and an equity instrument. These bonds are accounted for as follows:

a) The difference between the issue price and face value of corporate bonds is accounted for as premium or discount which is required to be amortized over the period from the date of issuance to maturity date using the interest method and is recorded as "interest expense".

b) The value of any derivative features (such as a call option and put option) embedded in the compound financial instrument is recognized as "financial assets or financial liabilities at fair value through profit or loss". These derivative features are subsequently remeasured and stated at fair value on each balance sheet date, and the gain or loss is recognized in "gain or loss on valuation of financial assets or financial liabilities". At the expiration date, if the fair value of common stock exceeds the exercise price of put option, the fair value of the put option is recognized as "paid-in capital"; however, if the fair value of common stock is lower than the exercise price, the fair value of the put option is recognized as "gain or loss".

c) A conversion option embedded in the bonds issued by the Company, which is convertible to an equity instrument, is recognized in "capital reserve from stock warrants". When a bondholder exercises his/her conversion rights, the liability component of the bonds (including corporate bonds and embedded derivatives) shall be revalued at fair value on the conversion date, and the resulting difference shall be recognized as "gain or loss" in the current period. The book value of the common stock issued due to the conversion shall be based on the adjusted book value of the above-mentioned liability component plus the book value of the stock warrants.

d)Costs incurred on issuance of convertible bonds are proportionally charged to the liabilities and equities of the underlying instruments based on initial recognition costs.

B. Bonds payable issued before December 31, 2005 is accounted for as follows:

a) Convertible bonds are stated at their issuance price. The excess of the redemption price over the face value of the convertible bonds is amortized using the interest method over the redemption period.

b) When bonds are converted, the par value of the bonds is credited to common stock and any excess is credited to capital reserve. No gain or loss is recognized on bond conversion.

c) Expenditures incurred on issuance of convertible bonds are classified as deferred assets and amortized over the life of the bonds. In cases where the bonds are converted or redeemed before the maturity date, the issuance expenditures are expensed in proportion to the amount of bonds converted or redeemed.

d) Where bonds are not redeemed during the redemption period, the interest on redemption is amortized under the interest method over the remaining life of the bonds. If the fair value of the underlying shares at the expiry date of the redemption option exceeds the redemption price, the interest on redemption is reclassified to capital reserve.

C. If the bondholders have the right, within one year, to exercise the put option embedded in bonds, the Company should classify the bond under current liability. After the right expires, the corporate bonds unconverted or not exchanged should be reclassified under non-current liability.

(15)Pension

Under the defined benefit pension plan, net periodic pension costs are recognized in accordance with the actuarial calculations. Net periodic pension costs include service cost, interest cost, and expected return on plan assets, amortization of unrecognized net transition obligation and gains or losses on plan assets. Unrecognized net transition obligation is amortized on a straight-line basis over 15 years. Under the defined contribution pension plan, net periodic pension costs are recognized as incurred.

(16)Income tax

A.Inter-period and intra-period income tax allocation methods are employed. Over or under provision of prior years' income tax liabilities is included in current year's income tax. After an amendment of the tax law, in the year of its promulgation, deferred income tax assets and liabilities are to be recomputed. Net changes in deferred income tax assets and liabilities, resulting from the recompilation, are to be recognized in the income tax expense (benefit) of continuing operations.

B. Investment tax credits arising from expenditures incurred on acquisitions of equipment or technology, research and development, employees' training, and equity investments are recognized in the year the related expenditures are incurred.

C. An additional 10% tax is levied on the inappropriate retained earnings and is recorded as income tax expense in the year the stockholders resolve to distribute the earnings.

(17)Employees' bonuses and directors' and supervisors' remuneration

Effective January 1, 2008, pursuant to EITF96-052 of the Accounting Research and Development Foundation, R.O.C., dated March 16, 2007, "Accounting for Employees' Bonuses and Directors' and Supervisors' Remuneration", the costs of employees' bonuses and directors' and supervisors' remuneration are accounted for as expenses and liabilities, provided that such a recognition is required under legal obligation or constructive obligation and those amounts can be estimated reasonably. However, if the accrued amounts for employees' bonuses and directors' and supervisors' remuneration are significantly different from the actual distributed amounts resolved by the stockholders at their annual stockholders' meeting subsequently, the differences shall be recognized as gain or loss in the following year. In addition, according to EITF97-127 of the Accounting Research and Development Foundation, R.O.C., dated March 31, 2008, "Criteria for Listed Companies in Calculating the Number of Shares of Employees' Stock Bonus", the Company calculates the number of shares of employees' stock bonus based on the closing price of the Company's common stock at the previous day of the stockholders' meeting held in the year following the financial reporting year, and after taking into account the effects of ex-rights and ex-dividends.

(18)Revenue, cost and expense recognition

Revenues are recognized when the earning process is substantially completed and are realized or realizable. Costs and expenses are recognized as incurred.

(19)Use of estimates

A. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the date of the financial statements and the amounts of revenues and expenses during the reporting period. Actual results could differ from those assumptions and estimates.

B. Accrued expenses are recorded at the amounts stated in the original supporting documents. Foreign port charges without supporting documents are estimated based on past records and period-end sailing schedules. Differences between the expenses actually incurred in the following year and the estimated accrued expenses are credited or charged to operating costs or expenses in the following year.

3.CHANGES IN ACCOUNTING PRINCIPLES

(1)Inventories

Effective January 1, 2009, the Company adopted the amendments to R.O.C. SFAS No. 10, "Accounting for Inventories". Such change in accounting principle had no effect on net income or earning per share as of and for the year ended December 31, 2009.

(2)Employees' bonuses and directors' and supervisors' remuneration

Effective January 1, 2008, the Company adopted EITF96-052 of the Accounting Research and Development Foundation, R.O.C., dated March 16, 2007. Such change in accounting principle had no effect on net income or EPS as of and for the year ended December 31, 2008.

4.DETAILS OF SIGNIFICANT ACCOUNTS

(1)Cash and cash equivalents

	December 31, 2009	December 31, 2008
Cash	$ 6,130	$ 6,341
Checking accounts	4,492	13,445
Demand deposits	2,588	12,207
Foreign currency deposits	582,421	441,996
Time deposits (New Taiwan dollars)	613,198	1,001,200
Time deposits (Foreign currencies)	871,706	3,697,897
Add: Unrealized foreign exchange (loss) gain	1,137	(66,085)
	$ 2,081,672	$ 5,107,001
Interest rates on the above time deposits	0.25%~0.85%	0.05%~5.00%

(2)Financial assets at fair value through profit or loss

	December 31, 2009	December 31, 2008
Current items:		
Trading financial assets		
Listed (TSE and OTC) stocks	$ 290	$ 290
Beneficiary certificates	3,311,016	602,598
Interest rate swap (IRS)	-	4,991
Structural financial instruments	803,158	36,183
	4,114,464	644,062
Adjustment	(55,702)	(54,947)
	$ 4,058,762	$ 589,115
Non-current items:		
Financial assets designated as at fair value through proit or loss		
Corporate bonds	$ 100,000	$ -

A. As of December 31, 2009 and 2008, the Company recognized net loss of $2,048 and $12,656, respectively.

B. Hedge accounting for these derivative instruments held for hedging activities was not adopted.

(3)Available-for-sale financial assets

	December 31, 2009	December 31, 2008
Non-current items:		
Listed (TSE and OTC) stocks		
Central Reinsurance Corp.	$ 490,801	$ 490,801
Fubon Financial Holding Co., Ltd.	3,871	3,871
	494,672	494,672
Adjustments	197,640	(102,084)
	$ 692,312	$ 392,588

(4)Held-to-maturity financial assets

	December 31, 2009	December 31, 2008
Current item:		
Corporate bonds	$ 160, 000	$ -
Non-current item:		
Corporate bonds	$ 200, 000	$ -

(5)Financial assets carried at cost

	December 31, 2009	December 31, 2008
Non-current item:		
Unlisted stocks	$ 1,534,441	$ 1,534,441

The Company's investment in unlisted securities was measured at cost since its fair value cannot be measured reliably.

(6)Accounts receivable, net

	December 31, 2009	December 31, 2008
Non-related parties	$ 599,962	$ 498,942
Less: Unrealized foreign exchange loss	(2,865)	(5,369)
Less: Allowance for doubtful accounts	-	-
	597,097	493,573
Related parties	113,289	77,138
	$ 710,386	$ 570,711

(7)Other financial assets - current

	December 31, 2009	December 31, 2008
Future transaction margin	$ 238,908	$ 376,104
Reverse repurchase agreement	-	987,390
	$ 238,908	$ 1,363,494

(8)Other current assets

	December 31, 2009	December 31, 2008
Agency accounts	$ 537,448	$ 640,703
Agency reciprocal accounts	1,203,682	1,768,092
Temporary debits	96,871	66,885
	$ 1,838,001	$ 2,475,680

A. Agency accounts

These accounts occur when foreign agencies, based on the agreement with the Company, deal with foreign port formalities regarding arrival and departure of ships, cargo loading, discharging, and forwarding, collection of freight, and payment of expenses incurred in the foreign port.

B. Agency reciprocal accounts

Temporary accounts between the Company and Evergreen International S.A., Gaining Enterprise S.A., Greencompass Marine S.A., Italia Marittima S.p.A., Evergreen Marine (UK) Limited, Evergreen Marine (Hong Kong) Ltd. and Evergreen Marine (Singapore) Pte. Ltd. These accounts occur as these ship owners incur foreign port expenses and related rental expenses.

(9)Long-term equity investments accounted for under the equity method

A.Details of long-term equity investments accounted for under the equity method are set forth below:

	December 31, 2009	Carrying amount	
Investee company	Percentage of ownership	December 31, 2009	December 31, 2008
Peony Investment S.A.	100.00%	$ 39,534,025	$ 53,560,792
Taiwan Terminal Services Co., Ltd.	55.00%	88,284	81,927
Charng Yang Development Co., Ltd.	40.00%	540,458	492,754
Evergreen International Storage and Transport Corporation	39.74%	7,932,844	7,484,818
Evergreen Security Corporation	31.25%	73,919	65,154
EVA Airways Corporation	19.32%	6,186,214	4,900,556
Taipei Port Container Terminal Corporation	21.03%	863,477	635,316
		$ 55,219,221	$ 67,221,317

B. Investment income (loss) accounted for under the equity method for the years ended December 31, 2009 and 2008 is set forth below:

Investee company	For the years ended December 31, 2009	2008
Peony Investment S.A.	($ 14,063,421)	$ 5,856,749
Taiwan Terminal Services Co., Ltd.	6,357	9,678
Charng Yang Development Co. Ltd.	47,703	41,683
Evergreen International Storage and Transport Corporation	330,948	430,188
Evergreen Security Corporation	8,766	11,477
EVA Airways Corporation	(540,724)	(3,224,208)
Taipei Port Container Terminal Corporation	(15,840)	7,770
	($ 14,226,211)	$ 3,133,337

C. On August 14, 2009, the Company's Board of Directors passed a resolution for the Company to infuse additional cash in Taipei Port Container Terminal Corporation as a shareholder. The Company subscribed to 18 million shares at $10 (in dollars) per share amounting to $180,000. As of December 31, 2009, the percentage of ownership was 21.03%.

D. In order to improve financial structure, EVA Airways Corporation resolve to reduce capital to recover operating losses in annual general meeting on June 16, 2009. And new number of shares of common stock outstanding after capital reduction, replacing the original number of shares, is reissued at the rate of 573.89 new shares per thousand shares that the shareholders originally have.

On October 13, 2009, the Board of Directors of the Company resolved to ratify the purchase of common stock of EVA Airways Corporation, who announced to increase capital in cash. The Company, as the original stockholder of EVA Airways Corporation and the specific entity, subscribed to 141,509 thousand shares at $10.6 (in dollars) per share amounting to $1,500,000 on September 24, 2009. As of December 31, 2009, the percentage of ownership was 19.32%.

E. On July 23, 2009, the Company issued its first domestic secured exchangeable bonds according to the resolve by the Board of Directors. Pursuant to the terms of issuance, the bondholders may exchange the Exchangeable Bonds into the common stock of Evergreen International Storage and Transport Corporation (EITC) during the period from one month after the Exchangeable Bonds are issued to 10 days before the maturity of the Exchangeable Bonds. And the Company has already appropriated 82,481 thousand shares of common stock of Evergreen International Storage and Transport Corporation to the account in Taiwan Depository and Clearing Corporation, for the use of exchange from exchangeable bonds to common stock of EITC.(For issuance terms of corporate bonds, please refer to Note 4(15))

(10)Property, plant and equipment

	December 31, 2009		
Asset	Initial cost	Accumulated depreciation	Net book value
Land	$ 1,972,540	$ -	$ 1,972,540
Building	1,512,002	(470,370)	1,041,632
Loading and discharging equipment	4,530,476	(3,570,602)	959,874
Computer and communication equipment	114,331	(92,974)	21,357
Transportation equipment	15,096,676	(8,966,302)	6,130,374
Ships	2,066,715	(1,397,970)	668,745
Dock and warf equipment	137,834	-	137,834
Office equipment	209,004	(164,776)	44,228
	$ 25,639,578	($ 14,662,994)	$ 10,976,584

	December 31, 2008		
Asset	Initial cost	Accumulated depreciation	Net book value
Land	$ 1,972,540	$ -	$ 1,972,540
Building	1,512,002	(440,677)	1,071,325
Loading and discharging equipment	4,302,811	(3,305,688)	997,123
Computer and communication equipment	119,618	(89,195)	30,423
Transportation equipment	16,018,743	(8,871,904)	7,146,839
Ships	5,770,086	(4,714,936)	1,055,150
Dock and warf equipment	150,013	-	150,013
Office equipment	221,903	(161,545)	60,358
	30,067,716	(17,583,945)	12,483,771
Prepayments for equipment	146,860	-	146,860
	$ 30,214,576	($ 17,583,945)	$ 12,630,631

A. All the aforementioned ships have been insured based on the market value of each vessel or the requirement of the creditor banks. As of December 31, 2009 and 2008, the insurance coverage amounted to USD60, 000 and USD107, 000, respectively. In addition, the ships were covered by the protection and indemnity insurance with GARD. The indemnity amounts were unlimited except for oil pollution which was limited to USD 5 billion and 8 billion as of December 31, 2009 and 2008, respectively.

B. The Company's loading and discharging equipment was covered by the general insurance for construction machinery with insurance coverage amounting to $1,633,845 and $1,815,591 as of December 31, 2009 and 2008, respectively. The fire and car insurance coverage for the office equipment and building was $867,445 and $1,310,673 as of December 31, 2009 and 2008, respectively. Container facilities were insured with full coverage amounting to USD261, 941 and USD299, 765 as of December 31, 2009 and 2008, respectively.

C. The Company entered into a construction agreement with Kaohsiung Harbor Bureau to complete the extension project of Pier No. 116 of Kaohsiung Harbor. The Company is entitled to use the pier free of charge for 16 years commencing from the date of completion. Upon expiration of the 16-year period, the Company was obliged to return the pier to the Bureau but had the privilege to lease the pier. The construction project was reclassified to dock facilities upon completion on January 1, 1992. The Company leased the pier on March 1, 2008 and prepaid three-month rent quarterly.

D. The Company entered into a construction agreement with Kaohsiung Harbor Bureau to complete the extension project of Piers No. 79~81 of Kaohsiung Harbor. The Company is entitled to use the piers free of charge for 10 years commencing from the date of completion. Upon expiration of the 10-year period, the Company is obliged to return the piers to the Bureau but has the privilege to lease the piers. The construction project was reclassified to dock facilities upon completion in the beginning of 2000, and is amortized on a straight-line basis over 10 years with the amortization recognized as loading and discharging expenses.

(11)Short-term loans

	December 31, 2009	December 31, 2008
Unsecured loans	$ 2,173,901	$ 2,820,000
Less: unrealized foreign exchange gain	(11,744)	-
	2,162,157	2,820,000
Interest rate	0.60%~0.84%	1.60%~2.30%

(12)Notes and bills payable

	December 31, 2009	December 31, 2008
Notes and bills payable	$ 100,000	$ -
Less: unamortized discount	(41)	-
	$ 99, 959	$ -
Interest rate	0. 20%	-

(13)Financial liabilities at fair value through profit or loss

	December 31, 2009	December 31, 2008
Current items:		
Trading financial liabilities		
Interest rate swap	$ -	$ 3,818
Currency exchange swap	238,870	-
Oil swap	329,791	2,619,450
Foreign exchange rate option	330,213	598,104
Embedded derivatives	260,750	-
	$ 1,159,624	$ 3,221,372
Non-current item:		
Oil swap	$ -	$ 818,728

A.As of December 31, 2009 and 2008, the Company recognized net gain of $1,504,293 and net loss of $3,086,605, respectively.

B.Hedge accounting for these derivative instruments held for hedging activities was not adopted.

(14)Long-term liabilities - current portion

	December 31, 2009	December 31, 2008
Corporate bonds payable	$ -	$ 232,100
Long-term bank loans	1,368,176	-
	$ 1,368,176	$ 232,100

(15)Corporate bonds payable

	December 31, 2009	December 31, 2008
Domestic unsecured convertible bonds	$ 2,500,000	$ 232,100
Domestic secured exchangeable bonds	2,500,000	-
Less: discount on corporate bonds	(688,208)	-
	4,311,792	232,100
Less: Current portion	-	(232,100)
	$ 4,311,792	$ -

A. On July 23, 2009, the Company issued its first domestic secured exchangeable bonds (referred herein as the "Exchangeable Bonds") at face value, totaling $2.5 billion. The major terms of the issuance are set forth below:

a)Period: 3 years (July 23, 2009 to July 23, 2012)

b)Coupon rate: 0% per annum

c)Principal repayment and interest payment

Unless the Exchangeable Bonds are redeemed, exchanged or deregistered before maturity, or other events occur due to regulatory reasons, the principal of the Exchangeable Bonds shall be repaid in lump sum by cash at maturity based on the face value of the Bonds.

d)Collaterals

(a)The redemption of the Exchangeable Bonds are guaranteed by Bank Sinopec and Credit Agricola Corporate and Investment Bank, referred herein as the "Guarantors". The guarantee period is from the issuance date of the Exchangeable Bonds to the date all the debts are paid off. And the portion the Guarantors insure includes principal plus accrued interest and debt ancillary to main liability.

(b)If the bondholders make a claim to the Guarantors to redeem the Exchangeable Bonds, the Guarantors should pay in 14 days after informed of the claim.

(c)During the guarantee period, if the Company is unable to repay principal and interest on bonds on schedule, violates the consignment contract with consigned bank or guaranty contract with the Guarantors, or violates events approved by official authority, to a certain extent that trespass on the bondholders' rights, all the Exchangeable Bonds are deemed to be at maturity immediately.

e)object exchanged

Common stock of Evergreen International Storage and Transport Corporation (EITC) which belongs to the Company. (related information is stated in Note 4 (9))

f)Redemption at the Company's option

(a)During the period from one month after the Exchangeable Bonds are issued to 40 days before the maturity of the Exchangeable Bonds, if the closing price of common stock of Evergreen International Storage and Transport Corporation at the block trade market is equal to or more than 30% of the exchange price for a period of 30 consecutive trading days, the Company may redeem the outstanding bonds in cash at the face value of the Exchangeable Bonds within 30 trading days after the abovementioned 30 consecutive trading days.

(b)During the period from one month after the Exchangeable Bonds are issued to 40 days before the maturity of the Exchangeable Bonds, if the total amount of the Exchangeable Bonds outstanding is less than 10% of the total issued amount, the Company may redeem the outstanding bonds in cash at the face value of the Exchangeable Bonds any time.

(c)When the Company issues its redemption notice, if the bondholders do not reply in written form before the effective redemption date, the Company may convert the bonds held by those bondholders into common stock at the exchange price in effect at the expiration of the notice period.

g)Terms of exchange

(a)exchange period

The bondholders may exchange the Exchangeable Bonds into the common stock of Evergreen International Storage and Transport Corporation during the period from one month after the Exchangeable Bonds are issued to 10 days before the maturity of the Exchangeable Bonds.

The bondholders are prohibited from exercising their exchange right during the period from 3 trading days before the announcement of cash or stock dividends to the date of distribution of the cash or stock dividends.

(b)exchange price

The base day for setting exchange price is July 15, 2009. The exchange price can be any of the three average closing prices of the common stock of Evergreen International Storage and Transport Corporation during the 1, 3 and 5 trading days before the base day multiplied by the number ranging from 101.00% to 110.00%. If any cash or stock dividends are distributed before the base day, the closing price used in the computation of the exchange price must be adjusted for the effect of the dividend distribution. If any cash or stock dividends are distributed during the period from the date on which the exchange price is set to the date on which the Exchangeable Bonds are issued, the exchange price is required to be adjusted in accordance with the adjusting formula specified in the bond agreement. The exchange price at the issuance of the Exchangeable Bonds was set at $30.31(in dollars).

h)Entitlement to cash dividends

The bondholders who request to exchange the Exchangeable Bonds during the period from January 1 of the current year to any date which is more than 3 trading days before the announcement of cash or stock dividends are entitled to the cash or stock dividends resolved by the stockholders in the current year. Exchange of the Exchangeable Bonds is prohibited during the period from 3 trading days before the announcement of cash or stock dividends to the ex-dividend date.

The bondholders who request to exchange the Exchangeable Bonds during the period from the date following the ex-dividend date to December 31 of the current year are not entitled to the cash or stock dividends resolved by the stockholders in the current year, but are entitled to the cash or stock dividends resolved by the stockholders in the following year.

i)Others

The Company did not repurchase the Exchangeable Bonds and the bondholders did not exercise the exchange right before December 31, 2009.

B. On August 7, 2009, the Company issued its third domestic unsecured registered convertible bonds (referred herein as the "Third Bonds") at face value, totaling $2.5 billion. The major terms of the issuance are set forth below:

a)Period: 5 years (August 7, 2009 to August 7, 2014)

b)Coupon rate: 0% per annum

c)Principal repayment and interest payment

Unless the Third Bonds are redeemed, repurchased, resold, converted or deregistered before maturity, or other events occur due to regulatory reasons, the principal of the Third Bonds shall be repaid in lump sum by cash at maturity based on the face value of the Bonds.

d)Collaterals

The Third Bonds are unsecured. However, if the Company subsequently issues other convertible bonds secured with collaterals, the rights of the holders of the Third Bonds to claim their credits and the collaterals are set at the same rank as the holders of the convertible bonds issued subsequently.

e)Redemption at the Company's option

(a) During the period from one month after the issuance of the Third Bonds to 40 days before the maturity of the Third Bonds, if the closing price of the Company's common stock at the Taiwan Stock Exchange is equal to or more than 30% of the conversion price for a period of 30 consecutive trading days, the Company may redeem the outstanding bonds in cash at the face value of the Third Bonds within 30 trading days after the abovementioned 30 consecutive trading days.

(b)During the period from one month after the Third Bonds are issued to 40 days before the maturity of the Third Bonds, if the total amount of the Third Bonds outstanding after the conversion by the bondholders is less than $250 million (10% of the total issued amount), the Company may redeem the outstanding bonds at their face value any time during the 40 days before the maturity of the Third Bonds.

(c) When the Company issues its redemption notice, if the bondholders do not reply before the effective redemption date, the Company may convert the bonds held by those bondholders into common stock at the conversion price in effect at the expiration of the notice period.

f)Redemption at the bondholders' option

During the period from 30 days before the 2-year maturity of the Third Bonds to the date of maturity, or from 30 days before the 3-year maturity of the Third Bonds to the date of maturity, the bondholders may require the Company to redeem their bonds in cash at the face value plus interest compensation. (The redemption price for the former is 101.00% of the face value with a yield rate of 0.50% per annum, and 101.51% of the face value with a yield rate of 0.50% for the latter.).

g)Terms of conversion

(a)Conversion period

The bondholders may convert the Third Bonds into the Company's common stock during the period from one month after the Third Bonds are issued to 10 days before the maturity of the Third Bonds.

The bondholders are prohibited from exercising their conversion right during the period from 3 trading days before the announcement of cash or stock dividends to the date of distribution of the cash or stock dividends.

(b)Conversion price

The base day for setting conversion price is July 30, 2009. The conversion price can be any of the three average closing prices of the Company's common stock during the 1, 3 and 5 trading days before the base day multiplied by 101.00%. If any cash or stock dividends are distributed before the base day, the closing price used in the computation of the conversion price must be adjusted for the effect of the dividend distribution. If any cash or stock dividends are distributed during the period from the date on which the conversion price is set to the date on which the Third Bonds are issued, the conversion price is required to be adjusted in accordance with the adjusting formula specified in the bond agreement. The conversion price at the issuance of the Third Bonds was set at $20.04 (in dollars).

h)Entitlement to cash dividends

The bondholders who request to convert the Third Bonds during the period from January 1 of the current year to any date which is more than 3 trading days before the announcement of cash or stock dividends are entitled to the cash or stock dividends resolved by the stockholders in the current year. Conversion of the Third Bonds is prohibited during the period from 3 trading days before the announcement of cash or stock dividends to the ex-dividend date.

The bondholders who request to convert the Third Bonds during the period from the date following the ex-dividend date to December 31 of the current year are not entitled to the cash or stock dividends resolved by the stockholders in the current year, but are entitled to the cash or stock dividends resolved by the stockholders in the following year.

i)Others

The Company did not repurchase the Third Bonds and the bondholders did not exercise the conversion right before December 31, 2009.

C The conversion rights and debt component of the Third Bonds, abovementioned, are recognized separately in accordance with R.O.C. SFAS No.36.

The issuance cost of the Third Bonds is allocated to debt and equity component by amount initially recognized, accordingly the account of "Capital reserve from stock warrants" on book amounts to $256,205.

The net value of the rights of repurchase and resold embedded in bonds payable was separated from bonds payable, and was recognized in "Financial liabilities at fair value through profit or loss" in accordance with R.O.C. SFAS No. 34.

(16)Long-term loans

	December 31, 2009	December 31, 2008
Secured bank loans	$ 2,000,000	$ 2,000,000
Unsecured bank loans	12,193,590	13,414,245
Add: Exchange loss (gain)	(190,280)	23,145
Less: Deferred charges - hosting fee credit	(6,234)	(10,145)
	13,997,076	15,427,245
Less: Current portion	(1,368,176)	-
	$ 12,628,900	$ 15,427,245
Interest rate	0.66%~1.08%	1.59%~2.79%

Please refer to Note 6 for details of the collaterals pledged for the above long-term loans.

(17)Pension

A. In accordance with the Labor Pension Act ("the Act"), effective July 1, 2005, which adopted a defined contribution scheme, employees of the Company may choose to be subject to either the Act, maintaining their seniority before the enforcement of the Act, or the pension mechanism of the Labor Standard Law. Under the defined benefit plan, two units are accrued for each year of service for the first 15 years and one unit for each additional year thereafter, subject to a maximum of 45 units. Pension benefits are based on the number of units accrued and the average monthly salaries and wages of the last 6 months prior to retirement. The Company contributes monthly an amount equal to 9.6% of the employees' monthly salaries and wages to the retirement fund deposited with Department of Trust of Bank of Taiwan under the name of Labor Pension Fund Supervisory Committee.

B. Information on recognition in conformity with actuarial report is set forth below:

a)Actuarial assumptions

	December 31, 2009	December 31, 2008
Discount rate	2.25%	3.25%
Increase in future salary level	2.00%	2.00%
Expected rate of return on plan assets	2.25%	3.25%

b)Reconciliation of the funded status of the plan to the carrying amount of accrued pension liability is as follows:

	December 31, 2009	December 31, 2008
Benefit obligations:		
Vested benefit obligation (VBO)	($ 259,056)	($ 275,155)
Non-vested benefit obligation	(972,375)	(962,340)
Accumulated benefit obligation (ABO)	(1,231,431)	(1,237,495)
Effects of future salary increments	(125,802)	(129,980)
Projected benefit obligation (PBO)	(1,357,233)	(1,367,475)
Fair value of plan assets	478,445	539,022
Funded status	(878,788)	(828,453)
Unrecognized net transaction obligation	20,076	40,153
Unamortized prior service cost	17,680	19,287
Unrecognized loss on plan assets	569,940	568,578
Additional accrued pension liability	(481,894)	(498,038)
Accrued pension liability	($ 752,986)	($ 698,473)

c)The pension costs comprise the following:

	For the years ended December 31,	
	2009	2008
Service cost	$ 37,464	$ 38,410
Interest cost	30,768	40,577
Expected return on plan assets	(12,128)	(17,335)
Deferred amortization		
Unrecognized net transaction obligation	20,077	20,077
Prior service cost	1,607	1,607
Unrecognized loss on plan assets	30,845	27,163
Net pension costs	$ 108,633	$ 110,499

C. Effective July 1, 2005, the Company established a funded defined contribution plan (the "New Plan") under the Labor Pension Act ("the Act"). Employees have the option to be covered under the New Plan. Under the New Plan, the Company contributes monthly an amount based on 6% of the employees' monthly salaries and wages to the employees' individual pension accounts at the Bureau of Labor Insurance. The benefits are to be paid monthly or in lump sum upon termination of employment.

D. The pension costs under the defined benefit plan and the defined contribution plan for the years ended December 31, 2009 and 2008 were $134,698 and $135,903, respectively.

(18)Capital stock

A. As of December 31, 2009, the Company's authorized capital was $36,000,000, and the paid-in capital was $30,625,992, divided into 3,062,599 thousand shares of common stocks, with a par value of $10 per share.

B. Details of the common stock converted from the unsecured domestic convertible bonds issued by the Company for the years ended December 31, 2009 and 2008 are set forth below:

	For the years ended December 31,			
	2009		2008	
	No. of Shares (in 000's)	Amount	No. of Shares (in 000's)	Amount
First unsecured convertible bonds	-	$ -	19,647	$ 196,475
Second unsecured convertible bonds	1,660	16,602	7,422	74,220
Total	1,660	$ 16,602	27,069	$ 270,695

(19)Capital surplus

A. The Securities and Exchange Act requires that capital reserve shall be exclusively used to cover accumulated deficits or to increase capital and shall not be used for any other purpose. However, capital reserve arising from paid-in capital in excess of par value on issuance of common stock and donations can be capitalized once a year, provided that the Company has no accumulated deficits and the amount to be capitalized does not exceed 10% of the paid-in capital.

B. Information related to "capital reserve from stock warrants" is stated in Note 4(15).

(20)Appropriation of retained earnings and dividend policy

A. According to the Company's Articles of Incorporation, if there is any profit for a fiscal year, the Company shall first make provision for income tax, and cover prior years' losses, then appropriate 10% of the residual amount as legal reserve. Dividends shall be proposed by the Board of Directors and resolved by the stockholders. Bonuses paid to employees shall be at least 0.5% of the total distributed amount and the remuneration paid to the directors and supervisors shall not exceed 5% of the total distributed amount. The Company is currently at the stable growth stage. In order to facilitate future expansion plans, dividends to stockholders are distributed mutually in the form of both cash and stocks with the basic principle that the ratio of cash dividends to total stock dividends shall not be lower than 10%.

B. Legal reserve

Pursuant to the Company Law, the Company is required to set aside 10% of its annual after-tax net income as legal reserve until the balance of such reserve equals the Company's paid-in capital. Utilization of the legal reserve is limited to offsetting deficits and capital increase. Capitalization of the legal reserve is permitted, provided that the balance of the reserve exceeds 50% of the Company's paid-in capital and the amount capitalized does not exceed 50% of the balance of the reserve.

C. Special reserve

If there is any negative stockholders' equity item recognized by the Company, such as unrealized loss on financial product, cumulative translation adjustments and unrecognition pension cost, the Company is required to set aside an amount equal to the amount of the negative stockholders' equity item as special reserve from the after-tax net income. And the amount set aside could be offset by unrealized gain if unrealized gain exists. If the negative stockholders' equity items are subsequently reversed, an amount not exceeding the reversed amount can be appropriated from the special reserve.

D. Appropriation of the 2008 and 2007 earnings as resolved by the stockholders on June 19, 2009 and June 18, 2008, respectively, are set forth below:

	For the years ended December 31,			
	2008		2007	
	Total Amount	Dividend per share (in dollars)	Total Amount	Dividend per share (in dollars)
Legal Reserve	$ 63,927		$ 1,038,170	
Cash dividends	-	$ -	5,201,453	$ 1.7
Remuneration to directors and supervisors	-		45,600	
Cash bonus to employees	-		36,000	
	$ 63,927		$ 6,321,223	

Appropriation of 2008 earnings, abovementioned, is the same as the proposition made by the Board of Directors on April 21, 2009. As of April 28, 2010, the appropriation of 2009 earnings had not been resolved by the Board of Directors. Information on the appropriation of the Company's earnings as resolved by the Board of Directors and approved by the stockholders will be posted in the "Market Observation Post System" at the website of the Taiwan Stock Exchange.

E. Appropriation of the 2007 earnings was calculated by the following formula. After distributing the bonus to employees and the remuneration to directors and supervisors, the after-tax basic earning per share for 2007 decreased from $3.53 to $3.50.

Formula：

$$\frac{\text{Net income, after-tax} - \text{Cash bonus to employees} - \text{Remuneration to directors and supervisors}}{\text{Weighted-average number of outstanding shares (after retroactive adjustment)}}$$

= ($10,381,702－$36,000–$45,600)/ 2,943,402 thousand shares=$3.50

F. Under the resolution of the Company's stockholders on 2009, the 2008 earnings is neither to be distributed to employees nor paid to the directors and supervisors. And there is no estimation of bonus to employees or remuneration to the directors and supervisors in 2008 financial statement, as a result, no difference between 2009 and 2008 exists.

(21)Operating revenue

	For the years ended December 31,	
	2009	2008
Marine freight income	$ 13,892,347	$ 21,016,761
Ship rental income	584,359	811,791
Commission income and Agency service income	255,454	286,158
Others	330,787	322,702
	$ 15,062,947	$ 22,437,412

(22)Income tax

	For the years ended December 31,	
	2009	2008
Income tax (benefit) expense	($ 877,107)	$ 48,491
Add (Less):		
Prepaid and withholding taxes	(24,670)	(66,738)
Separate income tax	(1)	(463)
Adjustments for changes in tax estimates	(4,929)	128,116
Net change in deferred income tax assets/ liabilities	882,037	227,377
Income tax effect arising from equity adjustments	-	973
Income tax (receivable) payable	($ 24,670)	$ 337,756

A. Deferred income tax assets and liabilities

	December 31, 2009	December 31, 2008
Total deferred income tax assets - current	$ 734,237	$ 912,432
Total deferred income tax assets - non-current	54,219	134,536
Total deferred income tax liabilities - current	(36,268)	-
Total deferred income tax liabilities - non-current	(1,183,647)	(2,360,464)
Valuation allowance for deferred income tax assets	-	-
	($ 431,459)	($ 1,313,496)

B. Details of temporary differences resulting in deferred income tax assets and liabilities are as follows:

	December 31, 2009		December 31, 2008	
	Amount	Tax effect	Amount	Tax effect
Current items:				
Bad debts expense	$ 1,612	$ 322	$ 1,100	$ 275
Unrealized foreign exchange loss (gain)	(181,341)	(36,268)	104,286	26,071
Loss on valuation of financial assets	56,183	11,237	50,906	12,726
Loss on valuation of financial liabilities	636,291	127,258	3,188,918	797,230
Loss carryforwards	2,902,331	580,466	304,520	76,130
Investment tax credits	-	14,954	-	-
		$ 697,969		$ 912,432
Non-current items:				
Deferred income on disposal of ships	$ -	$ -	$ 337,709	$ 84,427
Pension expense	271,093	54,219	200,435	50,109
Equity-accounted investment income	(5,918,234)	(1,183,647)	(9,441,858)	(2,360,464)
		($1,129,428)		($2,225,928)

C. The Company is eligible for investment tax credits under the Statute for Upgrading Industry. Details as of December 31, 2009 are as follows:

Qualifying item	Total tax credits	Unused tax credits	Final year tax credits are due
Machinery and equipment	$ 14,768	$ 14,768	2013
Employees training	186	186	2013

D. As of December 31, 2009, losses available to be carried forward were as follows:

Year in which losses incurred	Amount filed / approved	Losses available to be carried forward	Unused loss carryforwards	Final year losses can be carried forward
2008	$ 305,002	$ 61,000	$ 61,000	2018
2009	2,597,329	519,466	519,466	2019

E. As of December 31, 2009, the Company's income tax returns through 2007 has been assessed and approved by the Tax Authority.

F. Unappropriated retained earnings

	December 31, 2009	December 31, 2008
Earnings generated in and before 1997	$ 5,570,596	$ 5,570,596
Earnings generated in and after 1998	2,671,827	12,591,107
	$ 8,242,423	$ 18,161,703

G. As of December 31, 2009 and 2008, the balance of the imputation tax credit account were $2,405,483 and $2,056,480, respectively. The creditable tax rate was 19.01% for 2008 and is estimated to be 48.15% for 2009.

(23) Earnings (losses) per share

	For the year ended December 31, 2009				
	Amount		Weighted-average outstanding common shares (in thousands)	Losses per share (in dollars)	
	Before tax	After tax		Before tax	After tax
Basic EPS					
Net losses	($ 10,732,460)	($ 9,855,353)	3,061,502	($ 3.51)	($ 3.22)
Dilutive effect of common stock equivalents:					
Convertible bonds	Note	Note	Note		
Dilutive EPS					
Net losses plus dilutive effect of common stock equivalents	($ 10,732,460)	($ 9,855,353)	3,061,502	($ 3.51)	($ 3.22)

Note：According to R.O.C. SFAS NO. 24, "Earnings Per Share", the potential common stock should not be considered in calculation of basic earnings per share, due to net loss from continuing operation, which leads to anti-diluted effect.

	For the year ended December 31, 2008				
	Amount		Weighted-average outstanding common shares (in thousands)	Earnings per share (in dollars)	
	Before tax	After tax		Before tax	After tax
Basic EPS					
Net income	$ 687,757	$ 639,266	3,055,070	$ 0.23	$ 0.21
Dilutive effect of common stock equivalents:					
Convertible bonds	7	5	16,864		
Dilutive EPS					
Net income plus dilutive effect of common stock equivalents	$ 687,764	$ 639,271	3,071,934	$ 0.22	$ 0.21

(24) Personnel, depreciation and amortization expenses

Personnel, depreciation, depletion, and amortization expenses are summarized as follows:

	For the year ended December 31, 2009		
	Operating cost	Operating expense	Total
Personnel expenses			
Salaries	$ 322,425	$ 739,076	$ 1,061,501
Labor and health insurance	14,067	56,818	70,885
Pension expense	28,712	105,986	134,698
Others	23,806	22,715	46,521
Depreciation	1,672,375	144,441	1,816,816
Amortization	292,615	25,010	317,625

	For the year ended December 31, 2008		
	Operating cost	Operating expense	Total
Personnel expenses			
Salaries	$ 382,773	$ 915,185	$ 1,297,958
Labor and health insurance	16,186	55,327	71,513
Pension expense	55,056	80,847	135,903
Others	24,344	37,035	61,379
Depreciation	1,507,120	149,880	1,657,000
Amortization	443,616	29,669	473,285

5. RELATED PARTY TRANSACTIONS

(1) Names of the related parties and their relationship with the Company

Related Party	Relationship with the Company
Evergreen International S.A. (EIS)	Major stockholder of the Company
Taiwan Terminal Services Co., Ltd. (TTSC)	Subsidiary of the Company
Peony Investment S.A. (Peony)	Subsidiary of the Company
Evergreen International Storage and Transport Corporation (EITC)	Investee accounted for under the equity method
EVA Airways Corporation (EVA)	Investee accounted for under the equity method
Evergreen Security Corporation (ESRC)	Investee accounted for under the equity method
Charng Yang Development Co., Ltd. (CYD)	Investee accounted for under the equity method
Taipei Port Container Terminal Corporation (TPCT)	Investee accounted for under the equity method
Evergreen International Corporation (EIC)	Investee of the Company's major stockholder
Evergreen State Transport Co., Ltd. (Evergreen State)	Investee of the Company's major stockholder
Evergreen Star Transport Co., Ltd. (Evergreen Star)	Investee of the Company's major stockholder
Evergreen Airline Services Corporation (EGAS)	Investee of the Company's major stockholder
Evergreen Marine (Singapore) Pte. Ltd. (EMS)	Investee of the Company's major stockholder (Established in March, 2009)
Evergreen Marine (Hong Kong) Ltd. (EGH)	Investee of the Company's major stockholder
Chang Yung-Fa Charity Foundation	Its chairman being the Company's director
Chang Yung-Fa Foundation	Its chairman being the Company's director
Shenzhen Greentrans Transportation Co., Ltd. (SGTC)	Indirect subsidiary of the Company
Vigor Enterprise S.A. (VIGOR)	Indirect subsidiary of the Company
Clove Holding Ltd. (CLOVE)	Indirect subsidiary of the Company
Evergreen Marine (UK) Limited (EMU)	Indirect subsidiary of the Company
PT. Multi Bina Transport (MBT)	Indirect subsidiary of the Company
PT. Multi Bina Pura International (MBPI)	Indirect subsidiary of the Company
Greencompass Marine S.A. (GMS)	Indirect subsidiary of the Company
Evergreen Heavy Industrial Co., (Malaysia) Berhad.(EHIC(M))	Indirect subsidiary of the Company
Evergreen Shipping Agency (Deutschland) GmbH (EGD)	Indirect subsidiary of the Company
Evergreen Shipping Agency (Ireland) Ltd. (EGUD)	Indirect subsidiary of the Company
Evergreen Shipping Agency (Netherlands) B.V. (EGN)	Indirect subsidiary of the Company
Evergreen Shipping Agency (Poland) SP.ZO.O (EGD-WWX)	Indirect subsidiary of the Company

Related Party	Relationship with the Company
Evergreen Argentina S.A. (EGB)	Indirect subsidiary of the Company
Evergreen Shipping Agency France S.A. (EGF)	Indirect subsidiary of the Company
Evergreen Shipping (Spain) S.L. (EES)	Indirect subsidiary of the Company
Island Equipment LLC. (Island)	Indirect subsidiary of the Company
Evergreen Shipping Agency (Italy) S.p.A. (EIT)	Indirect subsidiary of the Company
Evergreen Shipping Agency (Vietnam) Corp. (EGV)	Indirect subsidiary of the Company
Evergreen Agency (South Africa) (PTY) Ltd. (ESA)	Indirect subsidiary of the Company
Evergreen Shipping Agency (Australia) Pty. Ltd. (EMA)	Indirect subsidiary of the Company
PT. Evergreen Shipping Agency Indonesia (EMI)	Indirect subsidiary of the Company
Evergreen Shipping Agency (Thailand) Co., Ltd. (EGT)	Indirect subsidiary of the Company
Evergreen Shipping Agency (Singapore) Pte. Ltd. (EGS)	Indirect subsidiary of the Company
Evergreen Shipping Agency (Korea) Corporation (EGK)	Indirect subsidiary of the Company
Evergreen Shipping Agency (India) Pvt. Ltd. (EGI)	Indirect subsidiary of the Company
Evergreen Shipping Agency (Russia) Ltd. (ERU)	Indirect subsidiary of the Company
Ample Holding Ltd. (AMPLE)	Indirect subsidiary of the Company
Armand Investment (Netherlands) N.V. (Armand N.V.)	Indirect subsidiary of the Company
Armand Estate B.V. (Armand B.V.)	Indirect subsidiary of the Company
Luanta Investment (Netherlands) N.V. (Luanta)	Investee of Peony
Shanghai Jifa Logistics Co., Ltd. (SJL)	Investee of Peony (Disposed in May, 2008)
Ningbo Victory Container Co., Ltd. (NVC)	Investee of Peony
Qingdao Evergreen Container Storage and Transportation Co., Ltd. (QECT)	Investee of Peony
Kingtrans International Logistics (Tianjin) Co.,Ltd (KTIL)	Investee of Peony
Green Peninsula Agencies SDN. BHD. (GPA)	Investee of Peony
Whitney Equipment LLC. (WHITNEY)	Indirect subsidiary of the Company

Related Party	Relationship with the Company
Hemlock Equipment LLC. (HEMLOCK)	Indirect subsidiary of the Company
Taranto Container Terminal S.p.A. (TCT)	Investee of Luanta
Italia Marittima S.p.A.(ITS)	Investee of Balsam
Evergreen Container Terminal (Thailand) Ltd. (ECTT)	Investee of Peony
Colon Container Terminal S.A. (CCT)	Investee of Peony
Gaining Enterprise S.A. (GESA)	Investee of EITC
Balsam Investment N. V. (Balsam)	Investee of Peony
Seaside Transportation Service LLC. (STS)	Investee of Island with significant influence
Sinotrans Group Shenzhen Co. (SGSC)	Investee of SGTC with significant influence

(2)Significant transactions and balances with related parties

A. Operating revenues from related parties

	For the years ended December 31,			
	2009		2008	
	Amount	% of Total Operating Revenues	Amount	% of Total Operating Revenues
EIC	$ 1,859,538	12	$ 2,225,370	10
EITC	100,760	1	98,366	-
TTSC	3,082	-	3,082	-
GMS	370,031	2	341,449	2
EIS	71,330	1	102,622	-
EMU	58,623	-	57,041	-
EMS	26,928	-	-	-
GESA	24,174	-	19,523	-
EGH	18,857	-	17,041	-
ITS	13,372	-	5,077	-
Others	15	-	30	-
	$ 2,546,710	16	$ 2,869,601	12

The business terms on which the Company transacts with related parties are of no difference from those with non-related parties.

B. Expenditures on services rendered by related parties

	For the years ended December 31,					
	2009			2008		
	Amount		% of total Operating Costs and Expenses	Amount		% of total Operating Costs and Expenses
EITC	$	808,417	5	$	882,437	4
TTSC		629,317	4		808,390	4
EIC		364,654	3		380,829	2
ESRC		43,929	-		43,655	-
TPCT		43,675	-		-	-
EVA		8,067	-		22,782	-
GESA		1,737,508	12		1,739,186	8
GMS		247,086	2		299,882	1
EIS		50,579	1		86,495	-
EGH		49,787	-		80,970	-
EMI		35,061	-		44,460	-
EGT		25,269	-		49,706	-
EGV		8,050	-		11,758	-
EGI		2,771	-		11,986	-
Others		17,996	-		13,957	-
	$	4,072,166	27	$	4,476,493	19

The business terms on which the Company transacts with related parties are of no difference from those with non-related parties.

C. Asset transactions

a) Acquisitions of property, plant, and equipment

		For the years ended December31,			
	Items	2009		2008	
ESRC	Office equipment	$	-	$	1,036
EIC	Vehicles		2,356		-
EHIC(M)	Transportation equipment - containers		412,782		2,274,610
		$	415,138	$	2,275,646

b)Disposal of property, plant and equipment

		For the years ended December 31,							
		2009				2008			
	Item	Price		Gain on disposal		Price		Gain on disposal	
ESRC	Vehicles	$	745	$	23	$	-	$	-

D.Lease

a) Rental income (recorded as non-operating income) generated from the operating premises and parking lots leased to the related parties are as follows:

		For the years ended December 31,			
		2009		2008	
	Leasehold Property	Amount	% of Total Rental Income	Amount	% of Total Rental Income
EIC	Office building	$ 98,629	97	$ 98,565	97
"	Vehicles	1,379	2	1,550	2
EVA	Parking lots	-	-	128	-
ESRC	Parking lots	96	-	96	-
		$ 100,104	99	$ 100,339	99

b) Rental expense (recorded as general and administrative expenses) incurred for operating premises and parking lots leased from the related parties are as follows:

		For the years ended December 31,			
		2009		2008	
	Leasehold Property	Amount	% of Total Rental Expenses	Amount	% of Total Rental Expenses
EIC	Office buildings	$ 47,555	99	$ 47,012	99
EVA	Parking lots	610	1	547	1
		$ 48,165	100	$ 47,559	100

c) Rental expsense incurred for the vessels and slot lease from the related parties are recorded as direct operating costs. Details are set forth below:

	For the years ended December 31,			
	2009		2008	
	Amount	% of Total Vessel and Slot Rental Expenses	Amount	% of Total Vessel and Slot Rental Expenses
EITC	$ 636,493	20	$ 607,348	17
GESA	1,737,508	53	1,739,186	49
GMS	247,085	8	299,882	8
EIS	50,579	1	86,495	2
	$ 2,671,665	82	$ 2,732,911	76

E. Receivables from and payables to related parties

The receivables from and payables to related parties bear no interest, and are set forth as follows:

	December 31, 2009		December 31, 2008	
	Amount	% of Account Balance	Amount	% of Account Balance
Accounts receivable				
EIC	$ 54,621	8	$ 32,833	6
EITC	24,318	3	24,882	4
EIS	16,420	2	8,457	2
Others	17,930	3	10,966	1
	$ 113,289	16	$ 77,138	13

	December 31, 2009		December 31, 2008	
	Amount	% of Account Balance	Amount	% of Account Balance
Other receivables				
EIC	$ 133,691	13	$ 136,037	23
ITS	672,343	65	-	-
EIS	105,779	10	71,441	12
Others	3,608	-	73,364	13
	$ 915,421	88	$ 280,842	48

	December 31, 2009		December 31, 2008	
	Amount	% of Account Balance	Amount	% of Account Balance
Accounts Payable				
TTSC	$ 31,659	3	$ 42,707	3
EIC	25,446	2	29,072	2
ITS	59,655	5	32,751	2
EIS	9,596	1	59,131	4
EGH	836	-	21,330	1
Others	14,010	1	17,614	1
	$ 141,202	12	$ 202,605	13

(3)Endorsements and guarantees with related parties

Endorsements and guarantees provided for its related parties are as follows:

	December 31, 2009		December 31, 2008	
PEONY	USD	5,000	USD	5,000
GMS	USD	601,593	USD	628,543
EMU	USD	607,583	USD	587,335
CCT	USD	28,680	USD	53,000
WHITNEY	USD	70,198	USD	42,000
TCT	USD	20,250	USD	20,250
HEMLOCK	USD	17,600	USD	17,600
ITS	USD	-	USD	10,000
BALSAM	USD	49,000	USD	-

(4)Significant contracts with related parties

A. The Company entered into an agreement with EIC for consulting services on business management, computer information, and shipping affairs. Except for payments made on behalf of the Company which are charged on actual amounts, the remaining fees are charged on an hourly basis or by cost plus method. The contract took effect on July 1, 1996 and continues to be effective unless terminated.

B. The Company entered into an agreement with EIC for services, such as cargo-forwarding and freight-collecting. As of December 31, 2009 and 2008, the receivables were $54,621 and $32,833, respectively. The contract has been effective since 2002 unless terminated.

C. The Company entered into an agreement with ESRC for security service in the Taipei office, the Kaohsiung office, and the Kaohsiung container yards. The monthly service fees were $940 for Taipei and $1,614 for Kaohsiung.

D. The Company entered into agency agreements with its related parties to manage petty cash required by their vessels, and payments of Taiwanese crew salaries and insurance premiums. The transactions are recorded as "temporary debits". As of December 31, 2009 and 2008, the debit balances of the account are as follows:

	December 31, 2009		December 31, 2008	
GMS	$	9,590	$	15,548
EIS		5,651		10,848
GESA		7,392		6,345
EMU		9,948		4,501
EGH		3,709		3,268
EMS		10,336		-
	$	46,626	$	40,510

E. The Company entered into agency agreements with its related parties, whereby the related parties act as the Company's overseas agents to deal with foreign port formalities, such as arrival and departure of the Company's ships, cargo stevedoring and forwarding, freight collection, and payment of expenses incurred in foreign ports. The transactions are recorded as agency accounts in "Other assets (liabilities) – current". As of December 31, 2009 and 2008, the balances of the accounts are as follows:

a) Debit balances of agency accounts

	December 31, 2009	December 31, 2008
EIC	$ 1,365	$ -
EGI	59,036	81,452
EGT	25,509	25,620
EGB	-	23,265
EMI	3,525	20,454
EIT	6,911	3,100
EGUD	366	556
EGD	582	60
EGD-WWX	19	47
EGS	-	32
EMA	714	-
ESA	12	-
ERU	208	-
	$ 98,247	$ 154,586

b) Credit balances of agency accounts

	December 31, 2009	December 31, 2008
EIC	$ -	$ 12,010
EGV	123	6,241
EGN	1,214	820
ERU	-	469
EGK	2,360	204
EES	34	41
EGF	24	7
EGS	3,213	-
	$ 6,968	$ 19,792

F. Temporary accounts, between the Company and Evergreen International S.A., Gaining Enterprise S.A., Greencompass Marine S.A., Italia Marittima S.p.A., Evergreen Marine (UK) Limited, Evergreen Marine (Hong Kong) Ltd., and Evergreen Marine (Singapore) Pte. Ltd. incur due to foreign port formalities and pier rental expenses are recognized as agency reciprocal accounts in "Other assets (liabilities) – current". Details of the balance as of December 31, 2009 and 2008 are as follows:

a) Debit balances of agency reciprocal accounts

	December 31, 2009	December 31, 2008
EIS	$ 375,384	$ 176,013
GMS	206,716	784,390
ITS	527,208	683,257
EMU	74,315	97,684
GESA	20,059	26,748
	$ 1,203,682	$ 1,768,092

b) Credit balances of agency reciprocal accounts

	December 31, 2009	December 31, 2008
EGH	$ 113,783	$ 146,291
EMS	198,641	-
	$ 312,424	$ 146,291

G. The Company has been commissioned by its related parties to manage their vessel affairs. The management fees are charged monthly and are recorded as operating revenues. Details of the management fees recognized for the years ended December 31, 2009 and 2008 are as follows:

	For the years ended December 31,	
	2009	2008
EITC	$ 94,591	$ 90,797
EIS	63,945	102,622
GMS	72,346	84,853
EMU	54,014	57,042
GESA	17,093	19,523
ITS	7,130	5,077
EGH	16,703	17,041
EMS	24,223	-
	$ 350,045	$ 376,955

(5)Disclosure of management's salaries, bonuses, and allowance

	For the years ended December 31,	
	2009	2008
Salaries and bonuses	$ 31,738	$ 33,279
Administrative fees	2,719	2,274
	$ 34,457	$ 35,553

A. "Salaries and bonuses" includes salaries, premiums, pensions, severance pay, bonuses, and incentives, etc.

B. Administrative fees include travel allowances, discretionary allowances, stipends, and provision of vehicles and housing, etc.

(6) As a means to give back to society, the Company sponsored charities for the public good and donated $54,000 to Chang Yang-Fu Foundation in 2008.

6.PLEDGED ASSETS

The Company's assets pledged as collaterals as of December 31, 2009 and 2008 are as follows:

Pledged assets	Book value		Purpose
	December 31, 2009	December 31, 2008	
Restricted assets - current			
- Time deposits	$ 246,874	$ 132,187	Performance guarantee
Property, plant and equipment			
-Land	1,800,093	1,800,093	Long-term loan
-Buildings	865,429	891,198	〃
	$ 2,912,396	$ 2,823,478	

7.COMMITMENTS AND CONTINGENT LIABILITIES

A. Details of the stand-by letters of credit issued by the banks on behalf of the Company are as follows:

Guarantor	December 31, 2009		December 31, 2008	
Bank of America	USD	-	USD	5,000
Deutsche Bank	USD	5,000	USD	-

B. Endorsements and guarantees issued by the Company are as follows:

Companies receiving guarantees	December 31, 2009		December 31, 2008	
Peony	USD	5,000	USD	5,000
GMS	USD	601,593	USD	628,543
EMU	USD	607,583	USD	587,335
CCT	USD	28,680	USD	53,000
WHITNEY	USD	70,198	USD	42,000
TCT	USD	20,250	USD	20,250
HEMLOCK	USD	17,600	USD	17,600
ITS	USD	-	USD	10,000
BALSAM	USD	49,000	USD	-

C. A former stockholder of the Company sold some of its shares through issuance of global depository receipts (GDRs). The issuance of GDRs was approved by the SEC on June 19, 1996 as per Letter (85) Tai-Cai-Zheng (1) No. 35410. On August 2, 1996, the GDRs were approved by the UK governing authority to be listed on the London Stock Exchange and were issued in Asia, Europe and the US. The initial number of units issued was 5,449,592, representing 54,495,920 shares of the Company's common stock at $50.50 (in dollars) per share, and the number of supplementary units issued was 817,438. In total, the number of units issued was 6,267,030, representing 62,670,300 shares of the Company's common stock at $50.50 (in dollars) per share, and the GDRs issued amounted to USD115 million. Another 2,053,122 units, representing 20,531,279 shares of the Company's common stock, were issued during the period from 1997 to December 31, 2009. As of December 31, 2009, 8,133,140 units were redeemed and 187,012 units were outstanding, representing 1,870,179 shares of the Company's common stock.

D. As of December 31, 2009, the medium-term loan facilities granted by the financial institutions with the resolution from the Board of Directors to finance the Company's purchase of new containers and general working capital requirement amounted to $22,648,817 and the unutilized credits was $8,645,507.

E As of December 31, 2009, the estimated amount of ship rental expense in the following years under long-term contracts is set forth as follows:

Year	Amount	
2010	USD	68,192
2011		5,359
	USD	73,551

F. As of December 31, 2009, the amount of guarantee notes issued by the Company for loans borrowed was $3,200,000.

8.SIGNIFICANT CATASTROPHE

None.

9.SUBSEQUENT EVENTS

None.

10.OTHERS

(1)Financial statement disclosure

Certain accounts in the 2008 financial statements had been reclassified to conform to the 2009 financial statement presentation.

(2)Fair value information of financial instruments

	December 31, 2009		
		Fair Value	
	Book value	Quotations in an active market	Estimated using a valuation technique
Non-derivative financial instruments：			
Assets			
Cash and cash equivalents	$ 2,081,672	$ -	$ 2,081,672
Notes and accounts receivable	1,749,999	-	1,749,999
Financial assets at fair value through profit or loss			
Equity securities	153	153	-
Beneficiary certificates	3,257,410	3,257,410	-
Corporate bands	100,000	-	100,000
Held-to-maturity financial assets-current	160,000	-	160,000
Other financial assets-current	238,908	-	238,908
Restricted assets-current	246,874	-	246,874
Available-for-sale financial assets-non-current	692,312	692,312	-
Held-to-maturity financial assets-non-current	200,000	-	200,000
Financial assets carried at cost-non-current	1,534,441	-	-
Refundable deposits	42,533	-	42,533
Liabilities			
Short-term loans	2,162,157	-	2,162,157
Short-term notes and bills payable	99,959	-	99,959
Notes and accounts payable	1,591,285	-	1,591,285
Corporate bonds payable (including current portion)	4,318,059	-	4,318,059
Long-term loans (including current portion)	14,003,310	-	14,003,310
Guarantee deposits received	24	-	24
Derivative financial instruments：			
Assets			
Structured and equity-linked financial instruments	801,199	-	801,199
Liabilities			
Cross currency swap	238,870	-	238,870
Oil swap	329,791	-	329,791
Foreign exchange option (FX option)	330,213	-	330,213
Embedded derivatives	260,750	-	260,750

	December 31, 2008		
		Fair Value	
	Book value	Quotations in an active market	Estimated using a valuation technique
<u>Non-derivative financial instruments</u>：			
Assets			
Cash and cash equivalents	$ 5,107,001	$ -	$ 5,107,001
Notes and accounts receivable	1,155,191	-	1,155,191
Financial assets at fair value through profit or loss			
Equity securities	92	92	-
Beneficiary certificates	551,313	551,313	-
Other financial assets-current	1,363,494	-	1,363,494
Restricted assets-current	132,187	-	132,187
Available-for-sale financial assets-non-current	392,588	392,588	-
Financial assets carried at cost-non-current	1,534,441	-	-
Refundable deposits	44,586	-	44,586
Liabilities			
Short-term loans	2,820,000	-	2,820,000
Notes and accounts payable	4,289,026	-	4,289,026
Corporate bonds payable (including current portion)	232,100	-	232,100
Long-term loans (including current portion)	15,437,390	-	15,437,390
Guarantee deposits received	24	-	24
<u>Derivative financial instruments</u>：			
Assets			
Interest rate swap (IRS)	4,991	-	4,991
Structured and equity-linked financial instruments	32,719	-	32,719
Liabilities			
Interest rate swap (IRS)	3,818	-	3,818
Oil swap	3,438,178	-	3,438,178
Foreign exchange option (FX option)	598,104	-	598,104

The methods and assumptions used to estimate the fair values of the above financial instruments are summarized below:

A. The fair values of short-term financial instruments were determined using their carrying value because of the short maturities of these instruments. This method applies to cash and cash equivalents, notes and accounts receivable/payable, other financial assets, refundable deposits, restricted assets, short-term debts, short-term bills payable and guarantee deposits received.

B. For financial assets at fair value through profit or loss and available-for-sale financial assets with quoted market price available in an active market, the fair value is determined using the quoted market price. When there is no quoted market price for reference, a substitute valuation technique is used to measure the fair value which incorporates all factors that market participants would consider in making estimations and assumptions for setting a price and wherein such information is available to the Company.

C. Held-to-maturity financial assets are those with fixed or determinable payments and a fixed time-to-maturity which the Company has positive intent and ability to hold. Upon measurement, held-to-maturity financial assets are carried at amortized cost. Any profits or losses incurred due to changes in fair value should be recognized in the income statement when the financial asset is derecognized, impaired or amortized.

D. Financial assets carried at the cost, consists of unlisted stocks or those not actively traded in an active market. Their fair value could not be measured reliably; hence, such instruments are measured at cost in compliance with applicable accounting standards. For bond investments with no active market, the carrying value is used to estimate its fair value when there is no market price for reference.

E. Fair values of long-term loans are estimated based on the present values of future cash flows. For bank loans associated with floating interest rate, the carrying value represents its fair value.

F. Fair values of corporate bonds payable are determined as the quoted market prices when available. When the quoted market prices are not available, fair values are estimated based on financial information or other information.

G. The fair values of derivative financial instruments are determined based on the estimated amounts to be received or paid upon termination of contracts on the balance sheet date. Unrealized gains or losses arising from unsettled contracts are generally included. Quotation prices from counterparties are available for reference in setting fair values of the Company's derivative financial instruments.

(3)Information on significant gain/loss on financial instruments and equity items

A. For the years ended December 31, 2009 and 2008, total interest income from financial assets and liabilities at fair value through profit or loss amounted to $3,643,965 and $3,227,686.

B. For the years ended December 31, 2009 and 2008, total interest income for financial assets or financial liabilities that are not at fair value through profit or loss amounted to $57,182 and 110,362, whereas the total interest expense amounted to $266,153 and $228,469, respectively.

C. For the years ended December 31, 2009 and 2008, the adjustment of shareholders' equity resulting from available-for-sale financial assets was debit $299,724 and $353,561; whereas the total loss or gain deducted from the adjustment of shareholders' equity resulting from available-for-sale financial assets was $0 and $23,599, respectively.

(4)Information on interest rate risk positions

As of December 31, 2009 and 2008, the financial assets with fair value risk due to the change of interest rate amounted to $0 and $4,991; whereas the financial liabilities with fair value risk due to the change of interest rate amounted to $0 and $3,818, respectively. The financial assets with cash flow risk due to the change of interest rate amounted to $573,332 and $447,041; whereas the financial liabilities with cash flow risk due to the change of interest rate amounted to $14,003,310 and 16,337,390, respectively.

(5)Risk policy and hedging strategy

The financial instruments held by the Company, other than derivative instruments, are composed of cash and cash equivalents, stocks, funds, bank loan, and corporate bonds. Such financial instruments are held for maintaining adequate operating capital. The Company also held other financial assets and liabilities, such as accounts receivable and payable generated from operating activity.

The transactions associated with derivative instruments mainly include interest rate swap and oil swap. The primary objective is to avoid the interest rate risk and fuel price variation arising from operating and financing activities.

The primary risks of financial instruments are cash flow risk associated with interest rate fluctuations, exchange rate risk, credit risk, and liquidity risk. The risk management policies are set forth below:

Cash flow risk associated with interest rate fluctuations

The Company's major exposure to cash flow risk associated with interest rate variations comes primarily from long-term financing with floating interest. The Company adopts a combination of fixed and floating interest rates methods upon issuance of loans to manage such interest rate risks. In addition, the Company also engages in interest rate swaps to minimize cost of borrowings.

As of December 31, 2009, the carrying values of the Company's financial instruments exposed to interest rate are summarized in the order of maturity as follows:

a) Fixed interest rate

	Within 1 year	1-2 years	2-3 years	over 3 years	Total
Cash and cash equivalents	$ 1,497,777	$ -	$ -	$ -	$ 1,497,777
Bank loan	(2,162,157)	-	-	-	(2,162,157)
Short-term notes and bills payable	(99,959)	-	-	-	(99,959)

b) Floating interest rate

	Within 1 year	1-2 years	2-3 years	over 3 years	Total
Cash and cash equivalents	$ 573,332	$ -	$ -	$ -	$ 573,332
Bank loan	(1,368,176)	(6,525,141)	(2,647,493)	(3,462,500)	(14,003,310)

The interest of financial instruments associated with the floating interest rates is remeasured within 1 year period and the interest for financial instruments associated with the fixed interest rate is fixed to maturity. The financial instruments not included in the above table are not subject to interest payments and thus, do not have inherent interest rate risk.

Exchange rate risk

Although the Company is exposed to exchange rate risk, the Company has stable cash inflows denominated in foreign currencies for meeting cash outflows denominated in foreign currency due to the fact that the Company operates in international transportation industry. In order to minimize exchange rate risk, the Company also engages in activities, such as borrowing of US dollar loans, etc.

Credit risk

The Company only deals with third parties with good credit standings. In compliance with the Company's policies, strict credit assessment is to be performed by the Company prior to providing credit to customers. The occurrence of bad debts is also minimized by the Company's practices in continuously monitoring and assessing collections on notes and accounts receivables and making adjustments to the credit terms granted for each customer based on the conclusion drawn from such assessment. Moreover, the Company is restricted from engaging in credit trading with other business units operating under other functional currencies unless permission from the highest instruction unit has been received.

Other financial instruments held by the Company are subject to credit risk arising from the failure of counterparty to settle their contractual obligations as and when they fall due. Since the Company only deals with third parties with qualifying credit standings, no collateral is required by the Company which also represents that the maximum credit exposure amount equals to the relative carrying value. The maximum credit exposure amount for various financial assets held by the Company is analyzed as below:

Financial instruments	December 31, 2009	
	Book value	Maximum credit exposure amount
Financial assets at fair value through profit or loss		
Trading financial assets	$ 4,058,762	$ 4,058,762
Financial assets designated as at fair value through profit or loss	100,000	100,000
Held-to-maturity financial assets		
Corporate bonds	360,000	360,000
Available-for-sale financial assets		
Equity security	692,312	692,312
Financial assets carried at cost		
Stock	1,534,441	1,534,441

Financial instruments	December 31, 2008	
	Book value	Maximum credit exposure amount
Financial assets at fair value through profit or loss		
Trading financial assets	$ 589,115	$ 589,115
Available-for-sale financial assets- non-current		
Equity security	392,588	392,588
Financial assets carried at cost- non-current		
Stock	1,534,441	1,534,441

Credit risk refers to the risk of counterparty's failure to settle contractual obligations as and when they fall due. The credit risk presented in the above table is the positive net amount of all contracts with positive fair values at the balance sheet date. The credit risk amount presented is the loss that may be incurred by the Company in the case of counterparty's default. Since the counterparties of the Company are business enterprises or financial institutions with good credit rating, the potential credit risk event is remote. In addition, since the Company is not concentrated in transactions with one individual or counterparty, no concentration of credit risk is evident.

Liquity risk

The Company achieves the objectives of effective use of capital and stabilization of capital by adjusting capital through the use of cash and cash equivalents, financial instruments held for trading, bank loans and corporate bonds, etc. The operating capital of the Company is sufficient in meeting capital on demand; therefore, no significant liquidity risk is expected.

(6)Hedging activity

Cash flow hedge

The Company holds interest rate swap contracts for avoiding the risk resulting from variation between floating and fixed rate, the effectiveness of hedging was within a range from 80% to 125%.

	Instrument designated for hedging				
		Fair value			
Hedge item	Financial instrument designated for hedging	December 31, 2009	December 31, 2008	Period of Anticipated cash flow	Period of gain (loss) recognized in income statements
Floating interest debts	Interest rate swap	$ -	$ -	2002~2008	2002~2008

Items	December 31, 2009	December 31, 2008
Adjustment amount in equity	$ -	$ 2,919
Adjustment amount from equity to income statement	-	(2,919)
Adjustment amount from equity to non-financial assets (liabilities)	-	-

11.ADDITIONAL DISCLOSURES REQUIRED BY THE SECURITIES AND FUTURE

(1)Related information of significant transactions

A. Endorsements and guarantees provided during the year ended December 31, 2009

Number (Note 1)	Endorser/guarantor	Party being endorsed/ guaranteed	Relationship with the endorser/ guarantor (Note 2)	Limit on endorsements/ gurantees provided for a single party	outstanding endorsement/ guarantee amount during the year ended December 31, 2009	Outstanding endorsement/ guarantee amount at December 31, 2009	Amount of endorsement/ guarantee secured with collateral	Ratio of accumulated endorsement/guarantee amount to net asset value of the Company	Ceiling on total amount of endorsements/ guarantees provided (Note 3)
0	Evergreen Marine Corporation	Greencompass Marine S.A.	3	$ 113,643,340	$ 21,236,321	$ 19,351,137	$ -	34.06%	$ 142,054,175
					(USD 608,543)	(USD 601,593)			
0	Evergreen Marine Corporation	Peony Investment S.A.	2	113,643,340	174,485	160,833	-	0.28%	
					(USD 5,000)	(USD 5,000)			
0	Evergreen Marine Corporation	Evergreen Marine (UK) Ltd.	3	113,643,340	20,438,014	19,543,803	-	34.39%	
					(USD 585,667)	(USD 607,583)			
0	Evergreen Marine Corporation	Taranto Container Terminal S.p.A.	6	28,410,835	706,664	651,372	-	1.15%	
					(USD 20,250)	(USD 20,250)			
0	Evergreen Marine Corporation	Whitney Equipment LLC.	3	113,643,340	2,258,024	2,258,024	-	3.97%	
					(USD 70,198)	(USD 70,198)			
0	Evergreen Marine Corporation	Hemlock Equipment LLC.	3	113,643,340	614,187	566,130	-	1.00%	
					(USD 17,600)	(USD 17,600)			
0	Evergreen Marine Corporation	Colon Container Terminal S.A.	6	28,410,835	1,849,541	922,535	-	1.62%	
					(USD 53,000)	(USD 28,680)			
0	Evergreen Marine Corporation	Balsam Investment (Netherlands) N.V.	6	28,410,835	1,611,463	1,576,159	-	2.77%	
					(USD 49,000)	(USD 49,000)			

Note 1: The number are assigned as follows:

"0" denotes issuer

The investee is numbered from "1" in sequence by different company.

Note 2: Nature of the counterparty's relationship with the Company or its subsidiaries

"1" denotes the endorsements/guarantees provided to the companies which have transactions with the Company or its subsidiaries.

"2" denotes the endorsements/guarantees provided to the subsidiaries of which the Company holds more than 50% of the common stock.

"3" denotes the endorsements/guarantees provided to the investees of which the Company together with its subsidiaries hold more than 50% of the common stock.

"4" denotes the endorsements/guarantees provided to the companies which directly or indirectly hold more than 50% of the Company's common stock.

"5" denotes the endorsements/guarantees provided pursuant to construction contracts.

"6" denotes the endorsements/guarantees provided to joint venture companies based on the Company's or its subsidiaries proportionate equity interest in the Company.

Note 3: The equation of the maximum limits and amounts should be explained. If there are contingent losses in the financial statemnents, the amount should be interpreted by the Company.

According to the Company's credit policy, the total amount of endorsements or guarantees provided by the Company or its subsidiaries should not exceeded 250% of the net worth states in the latest financial statement.

The calculation is as follows:

The Company: NT$56,821,670 *250%=NT$142,054,175

B. Marketable securities held as of December 31, 2009

Securities held by	Marketable securities	Relationship of the securities issuer with the Company	General ledger account	December 31, 2009				Remark
				Number of shares (in thousands)	Book value	Ownership (%)	Market value or net value	
Evergreen Marine Corporation	Stock:							
	Peony Investment S.A.	Subsidiary of the Company	Long-term equity investment accounted for by the equity method	4,765	$ 39,534,025	100.00	$ 39,528,030	
	Taiwan Terminal Service Co., Ltd.	〃	〃	5,500	88,284	55.00	88,284	
	Charng Yang Development Co., Ltd.	Investee company accounted for by the equity method	〃	42,504	540,458	40.00	540,458	
	Evergreen International Storage and Transport Corp.	〃	〃	424,062	7,932,844	39.74	12,128,182	12/31 market price
	Evergreen Security Corporation	〃	〃	4,000	73,919	31.25	73,919	
	EVA Airways Corporation	〃	〃	572,257	6,186,214	19.32	8,068,830	12/31 market price
	Taipei Port Container Terminal Corporation	〃	〃	88,344	863,477	21.03	863,477	
	Power World Fund Inc.	None	Financial assets carried at cost - non-current	1,290	12,898	5.68	7,197	
	Fubon Securities Finance Co., Ltd.	〃	〃	19,717	190,322	4.93	275,639	
	Taiwan HSR Consortium	〃	〃	126,735	1,250,000	2.15	468,920	
	Ever Accord Construction Corp.	〃	〃	5,250	43,749	17.50	70,874	
	Linden Technologies, Inc.	〃	〃	50	15,372	2.53	-	The net value is equal to zero due to its convertible preferred stock.
	TopLogis, Inc.	〃	〃	2,464	22,100	17.48	2,634	
	Central Reinsurance Corp.	〃	Available-for-sale financial assets - non-current	46,561	633,225	8.45	633,225	

Securities held by	Marketable securities	Relationship of the securities issuer with the Company	General ledger account	December 31, 2009				Remark
				Number of shares (in thousands)	Book value	Ownership (%)	Market value or net value	
Evergreen Marine Corporation	Fubon Financial Holding Co., Ltd.	None	Available-for-sale financial assets - non-current	1,503	$ 59,087	0.02	$ 59,087	
	China Man-Made Fiber Corporation	〃	Financial assets at fair value through profit or loss -current	22	153		153	
	Beneficiary certificates:							
	Pca Well Pool Fund	None	Financial assets at fair value through profit or loss -current	771	10,006		10,006	
	Fubon Chi-Hsiang Fund	〃	〃	7,001	105,058		105,058	
	Polaris De-Li Fund	〃	〃	2,057	32,080		32,080	
	Polaris De-Bao Fund	〃	〃	13,243	152,018		152,018	
	Union Bond Fund	〃	〃	30,391	383,106		383,106	
	KGI Victory Fund	〃	〃	8,123	90,051		90,051	
	IBT 1699 Bond Fund	〃	〃	13,906	179,331		179,331	
	Hua Nan Phoenix Bond Fund	〃	〃	3,210	50,000		50,000	
	Manulife Wan Li Bond Fund	〃	〃	13,837	183,029		183,029	
	Schroder New Era Bond Fund	〃	〃	8,921	100,107		100,107	
	Paradigm Pion Fund	〃	〃	23,360	258,089		258,089	
	FSITC Bond Fund	〃	〃	176	30,000		30,000	
	Capital Income Fund	〃	〃	5,191	80,018		80,018	
	Yuanta Wan Tai Bond Fund	〃	〃	17,281	250,046		250,046	
	The Rsit Enhanced Bond Fund	〃	〃	25,977	297,109		297,109	
	TIIM Bond Fund	〃	〃	27,378	395,092		395,092	
	PineBridge Taiwan Bond Fund	〃	〃	3,420	45,050		45,050	
	TLG Solomon Bond Fund	〃	〃	10,527	127,032		127,032	

Securities held by	Marketable securities	Relationship of the securities issuer with the Company	General ledger account	December 31, 2009				Remark
				Number of shares (in thousands)	Book value	Ownership (%)	Market value	
Evergreen Marine Corporation	Fuh-Hwa Bond Fund	None	Financial assets at fair value through profit or loss -current	4,205	$ 58,088		$ 58,088	
	Mega Diamond Bond Fund	〃	〃	17,859	213,074		213,074	
	Cathay Bond Fund	〃	〃	9,376	112,096		112,096	
	Manulife Asia Pacific Bond Fund	〃	〃	3,000	29,730		29,730	
	Lydia Capital Alternative Invetment Fund	〃	〃	400	77,200		77,200	
	Financial bonds:							
	TLG Private Placement Subordinated Mandatory Convertible Bond at Maturity	None	Financial assets at fair value through profit or loss -non-current	-	100,000		100,000	
	Long Call Principle Guarantee Note	〃	Held-to-Maturity Securities -current	-	160,000		160,000	
	Bank of Taichung 1ST Onsecured Subordinated Financial Debentures Issue in 2010	〃	Held-to-Maturity Securities -non-current	-	200,000		200,000	

C. Acquisition or disposal of the same security with the accumulated cost exceeding $100 million or 20% of the Company's paid-in capital for the year ended December 31, 2009

					Beginning balance		Addition		Disposal				Ending balance	
Securities held by	Marketable securities	General ledger account	Counterparty	Relationship with the Company	Number of shares (in thousands)	Amount	Number of shares (in thousands)	Amount	Number of shares (in thousands)	Selling price	Book value	Gain (loss) on disposal	Number of shares (in thousands)	Amount
Evergreen Marine Corporation	Beneficary Certificates:													
	Pca Well Pool Fund	Financial Assets at fair value through profit or loss	Open market transaction	None	-	$ -	28,893	$ 375,000	28,122	$ 365,018	$ 364,996	$ 22	771	$ 10,004
	Fubon Chi-Hsiang Fund	〃	〃	〃	-	-	96,223	1,843,000	89,222	1,738,115	1,737,958	157	7,001	105,042
	HSBC NTD Money Management Fund 2	〃	〃	〃	3,449	50,000	20,663	300,000	24,112	350,025	350,000	25	-	-
	Polaris De-Li Fund	〃	〃	〃	13,114	204,000	87,327	1,361,000	98,384	1,533,135	1,532,928	207	2,057	32,072
	Polaris De-Bao Fund	〃	〃	〃	-	-	23,784	273,000	10,541	121,000	120,986	14	13,243	152,014
	Union Bond Fund	〃	〃	〃	-	-	69,305	873,000	38,914	490,022	489,956	66	30,391	383,044
	KGI Victory Fund	〃	〃	〃	1,810	20,000	149,149	1,652,000	142,835	1,582,107	1,581,967	140	8,124	90,033
	IBT 1699 Bond Fund	〃	〃	〃	-	-	53,797	693,000	39,891	513,886	513,761	125	13,906	179,239
	Hua Nan Phoenix Bond Fund	〃	〃	〃	-	-	11,565	180,000	8,355	130,015	130,000	15	3,210	50,000
	ING Taiwan Bond Fund	〃	〃	〃	-	-	18,866	294,000	18,866	294,012	294,000	12	-	-
	Truswell Bond Fund	〃	〃	〃	-	-	31,024	400,000	31,024	400,043	400,000	43	-	-
	Manulife Wan Li Bond Fund	〃	〃	〃	-	-	77,464	1,024,000	63,627	841,045	841,000	45	13,837	183,000
	Schroder New Era Bond Fund	〃	〃	〃	-	-	9,545	107,000	624	7,000	6,996	4	8,921	100,004
	Paradigm Pion Fund	〃	〃	〃	-	-	93,847	1,036,000	70,486	778,045	777,989	56	23,361	258,011
	FSITC Bond Fund	〃	〃	〃	-	-	3,659	623,000	3,483	593,073	593,000	73	176	30,000

Securities held by	Marketable securities	General ledger account	Counterparty	Relationship with the Company	Beginning balance		Addition		Disposal				Ending balance	
					Number of shares (in thousands)	Amount	Number of shares (in thousands)	Amount	Number of shares (in thousands)	Selling price	Book value	Gain (loss) on disposal	Number of shares (in thousands)	Amount
Evergreen Marine Corporation	JF (Taiwan) Bond Fund	Financial Assets at fair value through profit or loss	Open market transaction	None	-	$ -	23,902	$ 377,000	23,902	$ 377,018	$ 377,000	$ 18	-	$ -
	JF (Taiwan) First Bond Fund	〃	〃	〃	-	-	15,512	225,000	15,512	225,036	225,000	36	-	-
	Capital Income Fund	〃	〃	〃	2,602	40,000	57,782	890,000	55,192	850,066	849,995	71	5,192	80,005
	Hua Nan Kirin Fund	〃	〃	〃	3,323	38,000	78,537	900,000	81,860	938,135	938,000	135	-	-
	Yuanta Wan Tai Bond Fund	〃	〃	〃	-	-	18,664	270,000	1,383	20,002	20,000	2	17,281	250,000
	The Rsit Enhanced Bond Fund	〃	〃	〃	-	-	202,007	1,275,000	176,031	978,144	977,995	149	25,976	297,005
	TIIM Bond Fund	〃	〃	〃	-	-	79,963	1,153,000	52,585	758,053	758,000	53	27,378	395,000
	Jih Sun Bond Fund	〃	〃	〃	2,134	30,000	63,555	896,000	65,689	926,137	926,000	137	-	-
	PineBridge Taiwan Bond Fund	〃	〃	〃	-	-	53,716	707,000	50,296	662,027	661,960	67	3,420	45,040
	TLG Solomon Bond Fund	〃	〃	〃	-	-	51,008	615,000	40,481	488,031	487,998	33	10,527	127,002
	Fuh-Hwa Bond Fund	〃	〃	〃	-	-	116,443	1,607,000	112,239	1,549,138	1,548,933	205	4,204	58,067
	Transcend Fortune Fund	〃	〃	〃	-	-	14,154	176,000	14,154	176,015	176,000	15	-	-
	Mega Diamond Bond Fund	〃	〃	〃	4,209	50,000	104,757	1,248,000	91,107	1,085,117	1,084,990	127	17,859	213,010
	Cathay Bond Fund	〃	〃	〃	-	-	9,376	112,000	-	-	-	-	9,376	112,000
	Taishin Lucky Fund	〃	〃	〃	-	-	53,983	573,000	53,983	573,045	573,000	45	-	-

D. Purchases from or sales to related parties exceeding $100 million or 20% of the Company's paid-in capital for the year ended December 31, 2009

Purchaser/seller	Counterparty	Relationship with the Company	Transaction				Differences in transactions term compared to a third party transactions		Notes/accounts receivable (payable)		Remark
			Purchases/ Sales	Amount	% of total purchases/sales	Credit term	Unit price	Credit term	Balance	% of total notes/accounts receivable (payable)	
Evergreen Marine Corporation	Evergreen International Storage & Transport Corp. (EITC)	Investee accounted for by equity method	Purchases	$ 808,417	5.54%	30~60 days	$ -	-	($ 9,139)	0.80%	
	〃	〃	Sales	100,760	0.67%	30~60 days	-	-	24,318	3.42%	
	Evergreen International Corp.	Investee of the Company's major shareholder	Purchases	364,654	2.50%	30~60 days	-	-	(25,446)	2.24%	
	〃	〃	Sales	1,859,538	12.35%	30~60 days	-	-	54,621	7.69%	
	Taiwan Terminal Services Co., Ltd.	Subsidiary of the Company	Purchases	629,317	4.31%	30~60 days	-	-	(31,659)	2.79%	
	Greencompass Marine S.A.	Indirect subsidiary of the Company	Purchases	247,085	1.69%	30~60 days	-	-	-	-	
	〃	〃	Sales	370,031	2.46%	30~60 days	-	-	3,314	0.47%	
	Gaining Enterprise S.A.	Subsidiary of EITC accounted for by equity method	Purchases	1,737,508	11.91%	30~60 days	-	-	-	-	

E. Receivables from related parties exceeding $100 million or 20% of the Company's paid-in capital for the year ended December 31, 2009

Creditor	Counterparty	Relationship with the Company	Balance	Turnover rate	Overdue receivables		Amount received subsequent to the balance sheet date	Allowance for bad debts
					Amount	Action Taken		
Evergreen Marine Corporation	Evergreen International Corp.	Investee of the Company's major shareholder	$ 188,312		$ -	-	$ 188,312	-
〃	Evergreen International S.A.(EIS)	The Company's major shareholder	122,200		-	-	122,200	-
〃	Italia Marittima S.p.A(ITS)	Investee of Peony	673,507		-	-	673,507	-

(2)Disclosure information of investee company

A. Disclosure of location and related information of investee companies:

Investor	Investee	Location	Main activities	Initial investment amount		Shares held as of December 31, 2009			Net income (loss) of the investee	Investment income (loss) recognized by the Company	Remark
				Ending Balance	Beginning balance	No. of shares (in thousands)	Ownership (%)	Book value			
Evergreen Marine Corporation	Peony Investment S.A.	East 53rd Street, Marbella, MMG Building, 2nd Floor, Panama, Republic of Panama	Investment activities	USD 476,500	USD 476,500	4,765	100.00	$ 39,534,025	($ 14,094,495)	($ 14,063,421)	Subsidiary of the Company
	Taiwan Terminal Services Co., Ltd.	2F No.177 Szu Wei 4th Rd. Lingya District, Kaohsiung, Taiwan	Loading and discharging operations of container yards	55,000	55,000	5,500	55.00	88,284	11,558	6,357	〃
	Charng Yang Development Co., Ltd.	2F, No.369, Jingguo Rd., Taoyuan City, Taoyuan County, Taiwan	Development, rental, and sale of residential and commercial buildings	320,000	320,000	42,504	40.00	540,458	119,259	47,703	Investee accounted for under the equity method
	Evergreen International Storage and Transport Corporation	No.899, Jingguo Rd., Taoyuan City, Taoyuan County, Taiwan	Container transportation and gas stations	4,753,514	4,753,514	424,062	39.74	7,932,844	671,086	330,948	〃
	Evergreen Security Corporation	4&5F, No.111, Sungjiang Rd., Taipei, Taiwan	General security guards services	25,000	25,000	4,000	31.25	73,919	28,051	8,766	〃
	EVA Airways Corporation	11F, No.376, Section 1, Hsinnan Rd., Lu Chu Township, Taoyuan County, Taiwan	International passenger and cargo transportation	10,767,879	9,267,879	572,257	19.32	6,186,214	(2,844,254)	(540,724)	〃

Investor	Investee	Location	Main activities	Initial investment amount		Shares held as of December 31, 2009			Net income (loss) of the investee	Investment income (loss) recognized by the Company	Remark
				Ending Balance	Beginning balance	No. of shares (in thousands)	Ownership (%)	Book value			
Evergreen Marine Corporation	Taipei Port Container Terminal Corporation	No.25 Siajhuwei, Syuntang Village,Bali Township, Taipei County, Taiwan	Container distribution and cargo stevedoring	883,731	640,000	88,344	21.03	863,477	(78,838)	(15,840)	Investee accounted for under the equity method
Peony Investment S.A.	Greencompass Marine S. A.	East 53rd Street, Marbella, MMG Building, 2nd Floor, Panama, Republic of Panama	Marine transportation	USD 353,500	USD 353,500	3,535	100.00	USD 750,106	(USD 213,643)	(USD 213,643)	Indirect subsidiary of the Company
	Vigor Enterprise S.A.	East 53rd Street, Marbella, MMG Building, 2nd Floor, Panama, Republic of Panama	Investment holding company	USD 500	USD 500	5	100.00	USD 542	(USD 13)	(USD 13)	〃
	Clove Holding Ltd.	Craigmuir Chambers, P. O. Box71, Road Town, Tortola, B.V.I.	Investment holding company	USD 52,549	USD 52,549	10	100.00	USD 115,065	USD 4,036	USD 4,036	〃
	Evergreen Marine (UK) Ltd.	160 Euston Road, London NW 12 DX, U.K.	Marine transportation	USD 1,503	USD 1,503	765	51.00	USD 42,116	(USD 152,948)	(USD 78,004)	〃

Investor	Investee	Location	Main activities	Initial investment amount		Shares held as of December 31, 2009			Net income (loss) of the investee	Investment income (loss) recognized by the Company	Remark
				Ending Balance	Beginning balance	No. of shares (in thousands)	Ownership (%)	Book value			
Peony Investment S.A.	Evergreen Heavy Industrial Corp (M) Berhad	Lot 139, Jalan, Cecair, Phase 2 Free Trade Zone Johor Port Authority, 81700 Pasir Gudang, Johor, Johore Bahru, Malaysia	Container manufacturing	USD 27,295	USD 27,295	42,120	84.44	USD 39,699	(USD 1,617)	(USD 1,365)	Indirect subsidiary of the Company
	PT. Multi Bina Pura International	JL Raya Cakung Cilincing, RT, 002-05, Desa Rorotan P.O. Box 6043 Jakarta 14260. Indonesia Lot 139, Jalan	Loading and discharging operations of container yards and inland transportation	USD 20,204	USD 20,204	68	95.30	USD 14,464	USD 1,970	USD 1,878	〃
	PT. Multi Bina Transport	JL Raya Cakung Cilincing, RT, 002-05, Desa Rorotan P.O. Box 6043 Jakarta 14260. Indonesia Lot 139, Jalan	Loading and discharging operations of container yards and inland transportation	USD 804	USD 804	2	17.39	USD 534	USD 595	USD 103	〃
	PT. Evergreen Shipping Agency Indonesia	Gedung Price waterhouse coopers 9-10th Floors Jl. H.R. Rasuna said kav. C-03 Jakarta 12920, Indonesia	Shipping agency	USD 973	USD 973	-	51.00	USD 1,651	USD 475	USD 242	〃

Investor	Investee	Location	Main activities	Initial investment amount		Shares held as of December 31, 2009			Net income (loss) of the investee	Investment income (loss) recognized by the Company	Remark
				Ending Balance	Beginning balance	No. of shares (in thousands)	Ownership (%)	Book value			
Peony Investment S.A.	ShenZhen Greentrans Transportation Co., Ltd.	San Jiao Long Warehouse & Storage Zone, Fu kang Rd., Hengang town, Shenzhen, China	Loading, discharging, storage, repair, cleaning and transportation of containers	USD 3,134	USD 3,134	-	55.00	USD 3,432	(USD 20)	(USD 11)	Indirect subsidiary of the Company
	Evergreen Shipping Agency (Singapore) PTE. Ltd.	333 Jalan Besar, Singapore 209018	Shipping agency	USD 2,157	USD 2,157	765	51.00	USD 4,461	USD 500	USD 255	〃
	Evergreen Shipping Agency (Thailand) Co., Ltd.	Green Tower, 24-25th Floors 3656/81 Rama IV Road Klongton Klongtoey Bangkok 10110	Shipping agency	USD 1,474	USD 1,474	408	51.00	USD 1,957	USD 684	USD 349	〃
	Evergreen Shipping Agency (Korea) Corp.	15th Fl., Korea Express Center, 83-5, 4-Ka, Jung-Ang Dong Jung-Ku, Pusan, Republic of Korea	Shipping agency	USD 2,426	USD 2,426	121	100.00	USD 1,313	USD 35	USD 35	〃
	Armand Investment (Netherlands) N.V.	Van Engelenweg 21A Curacao Netherlands Antilles	Investment holding company	USD 3,710	USD 3,710	4	70.00	USD 8,789	(USD 296)	(USD 207)	〃

Investor	Investee	Location	Main activities	Initial investment amount		Shares held as of December 31, 2009			Net income (loss) of the investee	Investment income (loss) recognized by the Company	Remark
				Ending Balance	Beginning balance	No. of shares (in thousands)	Ownership (%)	Book value			
Peony Investment S.A.	Evergreen Shipping Agency (Deutschland) GmbH	Evergreen Building Amsinckstrasse 55 20097 Hamburg,Germany	Shipping agency	USD 8,316	USD 8,316	-	100.00	USD 9,269	USD 253	USD 253	Indirect subsidiary of the Company
	Evergreen Shipping Agency (Ireland) Ltd.	22 Fiztwilliam Place, Dublin 2, Ireland	Shipping agency	USD 95	USD 95	-	100.00	USD 183	USD 31	USD 31	〃
	Evergreen Shipping Agency (India) Pvt. Ltd.	J.N. Heredia Marg Ballard Estate Mumbai 400 038, India	Shipping agency	USD 184	USD 184	100	99.99	USD 1,747	USD 9	USD 9	〃
	Evergreen Shipping Agency (Australia) Pty. Ltd.	Level 13,181 Miller Street, North Sydney NSW 2060 Australia	Shipping agency	USD 247	USD 232	1	67.50	USD 121	(USD 78)	(USD 53)	〃
	Evergreen Shipping Agency (Netherlands) B.V.	Oudelandseweg 33, 3194AR, Hoogvliet, Rotterdam, The Netherlands	Shipping agency	USD 3,977	USD 3,977	-	100.00	USD 4,728	USD 246	USD 246	〃
	Evergreen Shipping Agency France S.A.	Tour Franklin-La Defense 8, 92042 Paris La Defense Cedex-France.	Shipping agency	USD 907	USD 907	1	99.40	USD 1,236	USD 196	USD 195	〃

Investor	Investee	Location	Main activities	Initial investment amount		Shares held as of December 31, 2009			Net income (loss) of the investee	Investment income (loss) recognized by the Company	Remark
				Ending Balance	Beginning balance	No. of shares (in thousands)	Ownership (%)	Book value			
Peony Investment S.A.	Evergreen Shipping (Spain) S.L.	Calle Siete Aguas, 11 - Eetlo. 46023 Valencia, Spain	Shipping agency	USD 3,870	USD 3,870	3	55.00	USD 5,304	USD 3,550	USD 1,953	Indirect subsidiary of the Company
	Evergreen Shipping Agency (Poland) SP. ZO. O	UL. Postepu 18, 02-676 Warszawa, Poland	Shipping agency	USD 662	USD 662	2	100.00	USD 608	USD 18	USD 18	〃
	Evergreen Argentina S.A.	Pje. Carabelas 344, CABA, Bs. As. Argentina	Leasing	USD 140	USD 140	150	95.00	USD 97	(USD 107)	(USD 102)	〃
	Evergreen Shipping Agency (Italy) S.p.A.	Scali Cerere, 9 Livorno Italy	Shipping agency	USD 2,352	USD 2,352	1	55.00	USD 2,417	(USD 1,494)	(USD 822)	〃
	Evergreen Shipping Agency (Russia) Ltd.	6 Sofiyskaya Street, ST Petersburg, 192236 Russia	Shipping agency	USD 848	USD 848	-	51.00	USD 517	USD 781	USD 398	〃
	Evergreen Shipping Agency (Vietnam) Corp.	13F, 37 Ton Duc Thang St., Dist 1., HCMC, Vietnam	Shipping agency	USD 454	USD 454	-	51.00	USD 801	USD 991	USD 505	〃
	Evergreen Agency (South Africa) (PTY) Ltd.	Bedfordview Office Park No. 3 Riley Road Bedfordview 2007, 2008 Gauteng Province, Johannesburg, Gauteng, 2008, P.O.Box1471	Shipping agency	USD 550	USD -	5,500	55.00	USD 1,822	USD 1,729	USD 951	〃

Investor	Investee	Location	Main activities	Initial investment amount		Shares held as of December 31, 2009			Net income (loss) of the investee	Investment income (loss) recognized by the Company	Remark
				Ending Balance	Beginning balance	No. of shares (in thousands)	Ownership (%)	Book value			
Peony Investment S.A.	Qingdao Evergreen Container Storage & Transportation Co., Ltd.	No.114 Huangho E. Rd., Huangdao District Qingdao, China	Inland container transportation, container storage, loading, discharging, leasing, repair, clearing, and related activities	USD 4,447	USD 4,447	-	40.00	USD 6,717	USD 2,213	USD 885	Investee company of Peony accounted for under the equity method
	Kingstrans International Logistics (Tianjing) Co., Ltd.	No.12 Yuejin Rd. Tianjin Port International Logistics Center, Tanggu District, Tianjin, China	Inland container transportation, container storage, loading, discharging, leasing, repair, cleaning, and related activities	USD 2,000	USD 2,000	-	20.00	USD 2,102	(USD 190)	(USD 38)	〃
	Ningbo Victory Container Co., Ltd.	No.201 Xiaoshan Rd., Taipingyang Industrial Area, Beilun, Ningbo, Zhejiang, China	Inland container transportation, container storage, loading, discharging, leasing, repair, cleaning, and related activities	USD 1,199	USD 1,199	-	40.00	USD 2,298	USD 1,002	USD 401	〃
	Balsam Investment (NetherLands) N.V.	21-A Van Engelenweg, Curacao, Netherlands, Antilles	Investment holding company	USD 50,715	USD 50,715	-	49.00	USD 54,397	(USD 305,398)	(USD 149,645)	〃

Investor	Investee	Location	Main activities	Initial investment amount		Shares held as of December 31, 2009			Net income (loss) of the investee	Investment income (loss) recognized by the Company	Remark
				Ending Balance	Beginning balance	No. of shares (in thousands)	Ownership (%)	Book value			
Peony Investment S.A.	Luanta Investment (NetherLands) N.V.	21-A Van Engelenweg, Curacao, Netherlands, Antilles	Investment holding company	USD 21,973	USD 21,973	460	50.00	USD 85,192	(USD 4,538)	(USD 2,269)	Investee company of Peony accounted for under the equity method
	Green Peninsula Agencies SDN. BHD	NO.7, Jalan Jurutera U1/23, Section U1, Hicom Glenmarie Industrial Park, 40150 Shah Alam, Selangor Darul Ehsan, Malaysia	Investment holding company	USD 7,255	USD 7,255	1,500	30.00	USD 7,763	USD 2,848	USD 854	〃
	Evergreen Container Terminal (Thailand) Ltd.	33/4 Moo 1, Chaokhun Tahan Road, Sun District Klong 3, Lat Krabang District, Bangkok 10520	Inland container storage and loading	USD 25,539	USD 28,636	11,025	48.18	USD 29,054	USD 4,422	USD 2,130	〃
Armand Investment (Netherlands) N.V.	Armand Estate B.V.	Amsteldijk 166, 1101LH, Amsterdam	Investment holding company	USD 13,460	USD 10,728	-	100.00	USD 12,444	(USD 285)	(USD 285)	Indirect subsidiary of the Company
Armand Estate B.V.	Taipei Port Container Terminal Corporation	No.25 Siajhuwei, Syuntang Village,Bali Township, Taipei County, Taiwan	Container distribution and cargo stevedoring	USD 12,678	USD 9,947	41	9.76	USD 12,433	(USD 2,387)	(USD 235)	Investee company of Armand Estate B.V. accounted for under the equity method

Investor	Investee	Location	Main activities	Initial investment amount		Shares held as of December 31, 2009			Net income (loss) of the investee	Investment income (loss) recognized by the Company	Remark
				Ending Balance	Beginning balance	No. of shares (in thousands)	Ownership (%)	Book value			
Clove Holding Ltd.	Ample Holding Ltd.	Craigmuir Chambers,P.O.BOX71,Road Town,Tortola,B.V.I	Investment holding company	USD 9	USD 9	9	90.00	USD 30,497	USD 1,738	USD 1,564	Indirect subsidiary of the Company
	Island Equipment LLC.	655 Deep Valley Drive, Suite 300, Rolling Hils Estates, CA	Investment holding company	USD 144	USD 144	-	36.00	USD 1,396	USD 478	USD 172	〃
Ample Holding Ltd.	Colon Container Terminal S.A.	COCO SOLO NORTH ADM BUILDING PANAMA	Inland container storage and loading	USD 22,860	USD 22,860	22,860	40.00	USD 66,114	USD 4,866	USD 1,946	Investee company of Ample Holding Ltd. accounted for under the equity method
Island Equipment LLC.	Whitney Equipment LLC.	2711 Centerville Road, Suite 400, Wilmington, Delaware 19808	Equipment leasing company	USD 200	USD 200	-	100.00	USD 1,048	(USD 84)	(USD 84)	Indirect subsidiary of the Company
	Hemlock Equipment LLC.	2711 Centerville Road, Suite 400, Wilmington, Delaware 19808	Equipment leasing company	USD 200	USD 200	-	100.00	USD 2,974	USD 850	USD 850	〃

B.Loans granted for the year ended December 31, 2009

No.	Creditor	Borrower	General ledger account	Maximum outstanding balance for the year ended December 31, 2009	Balance at December 31, 2009	Interest rate (%)	Nature of loan (Note 1)	Amount of transaction with the borrower	Reason for short-term financing (Note 2)	Allowance for doubtful accounts	Collateral		Limit on loans granted to a single party (Note 3)	Ceiling on total loans granted (Note 3)
											Item	Value		
1	Peony Investment S.A.	Evergreen Shipping Agency (India) Private Limited.	Receivables from related parties	USD 2,000	USD 500	1.098	2	USD -	Working capital requirement	USD -	-	USD -	NTD 11,364,334	NTD 22,728,668
		Kingtrans International Logistics (Tianjin)Co.,Ltd	〃	USD 1,500	USD 1,500	1.489	2	USD -	〃	USD -	-	USD -	NTD 11,364,334	NTD 22,728,668
		Luanta Investment (NetherLands) N.V.	〃	USD 7,379	USD 7,379	3.994~4.334	2	USD -	〃	USD -	-	USD -	NTD 11,364,334	NTD 22,728,668
2	Clove Holding Ltd.	Island Equipment LLC.	〃	USD 11,523	USD 4,791	1.284	2	USD -	〃	USD -	-	USD -	NTD 11,364,334	NTD 22,728,668
3	Evergreen Marine (UK) Limited	Island Equipment LLC.	〃	USD 4,801	USD 1,996	1.284	2	USD -	〃	USD -	-	USD -	NTD 11,364,334	NTD 22,728,668
		Kingtrans International Logistics (Tianjin)Co.,Ltd	〃	USD 1,500	USD 1,500	1.489	2	USD -	〃	USD -	-	USD -	NTD 11,364,334	NTD 22,728,668

Note 1:Nature of loans extended

"1" denotes the loans extended to the companies which have transactions with the Company or its subsidiaries.

"2" denotes the loans extended to the companies which require short-term financing.

Note 2:The reason that the loan was granted and the usage of the loan should be stated, if the nature of the loan is "2".

Note 3: The explanation of the equation of the limits and amounts is required and set forth as follows:

1.According to the Company's credit policy, the total amount of loans granted to a single company should not exceed 20% of the net worth stated in the latest financial statements.

The calculation is as follows:

The Company:NTD56,821,670*20%=NTD11,364,334

2.According to the Company's credit policy, the total amount of loans granted by the Company or its subsidiaries should not exceed 40% of the net worth stated in the latest financial statements.

The calculation is as follows:

NTD56,821,670 *40%=NTD22,728,668

C. Marketable securities held as of December 31, 2009

Securities held by	Marketable securities	Relationship of the securities issuer with the Company	General ledger account	As of December 31, 2009				Remark
				Number of shares (in thousands)	Book value	Ownership (%)	Market value	
Peony Investment S.A.	Clove Holding Ltd.	Indirect subsidiary of the Company	Long-term equity investment accounted for by the equity method	10	USD 115,065	100.00	USD 115,065	
	Evergreen Shipping Agency (Deutschland) GmbH	〃	〃	-	USD 9,269	100.00	USD 9,269	
	Evergreen Shipping Agency (Ireland) Ltd.	〃	〃	-	USD 183	100.00	USD 183	
	Evergreen Shipping Agency (Korea) Corporation	〃	〃	121	USD 1,313	100.00	USD 1,313	
	Evergreen Shipping Agency (Netherlands) B.V.	〃	〃	-	USD 4,728	100.00	USD 4,728	
	Evergreen Shipping Agency (Poland) SP.ZO.O	〃	〃	2	USD 608	100.00	USD 608	
	Greencompass Marine S.A.	〃	〃	3,535	USD 750,106	100.00	USD 750,106	
	Vigor Enterprise S.A.	〃	〃	5	USD 542	100.00	USD 542	
	Evergreen Shipping Agency (India) Private Limited.	〃	〃	100	USD 1,747	99.99	USD 1,747	
	Evergreen Argentina S.A.	〃	〃	150	USD 97	95.00	USD 97	
	Evergreen Shipping Agency France S.A.	〃	〃	1	USD 1,236	99.40	USD 1,236	
	PT Multi Bina Pura International	〃	〃	68	USD 14,464	95.30	USD 14,464	
	PT Multi Bina Transport	〃	〃	2	USD 534	17.39	USD 534	
	Evergreen Heavy Industrial Corp (M) Berhad	〃	〃	42,120	USD 39,699	84.44	USD 39,699	
	Armand Investment (Netherlands) N.V.	〃	〃	4	USD 8,789	70.00	USD 8,789	
	Evergreen Shipping (Spain) S.L.	〃	〃	3	USD 5,304	55.00	USD 5,304	
	Evergreen Shipping Agency (Italy) S.p.A.	〃	〃	1	USD 2,417	55.00	USD 2,417	
	Shenzhen Greentrans Transportation Co., Ltd.	〃	〃	-	USD 3,432	55.00	USD 3,432	

Securities held by	Marketable securities	Relationship of the securities issuer with the Company	General ledger account	As of December 31, 2009							Remark
				Number of shares (in thousands)	Book value		Ownership (%)	Market value			
Peony Investment S.A.	Evergreen Marine (UK) Ltd.	Indirect subsidiary of the Company	Long-term equity investment accounted for by the equity method	765	USD	42,116	51.00	USD	42,116		
	Evergreen Shipping Agency (Australia) Pty Ltd.	〃	〃	1	USD	121	67.50	USD	121		
	Evergreen Shipping Agency (Russia) Limited	〃	〃	-	USD	517	51.00	USD	517		
	Evergreen Shipping Agency (Singapore) Pte Ltd	〃	〃	765	USD	4,461	51.00	USD	4,461		
	Evergreen Shipping Agency (Thailand) Co., Ltd.	〃	〃	408	USD	1,957	51.00	USD	1,957		
	Evergreen Shipping Agency (Vietnam) Corp.	〃	〃	-	USD	801	51.00	USD	801		
	PT. Evergreen Shipping Agency Indonesia	〃	〃	-	USD	1,651	51.00	USD	1,651		
	Evergreen Agency (South Africa) (PTY) Ltd.	〃	〃	5,500	USD	1,822	55.00	USD	1,822		
	Luanta Investment (Netherlands) N.V.	Investee of Peony Investment S.A. accounted for by the equity method	〃	460	USD	85,192	50.00	USD	85,192		
	Balsam Investment (Netherlands) N.V.	〃	〃	-	USD	54,397	49.00	USD	54,397		
	Evergreen Container Terminal (Thailand) Limited	〃	〃	11,025	USD	29,054	48.18	USD	29,054		
	Ningbo Victory Container Co., Ltd.	〃	〃	-	USD	2,298	40.00	USD	2,298		
	Qingdao Evergreen Container Storage & Transportation Co., Ltd.	〃	〃	-	USD	6,717	40.00	USD	6,717		
	Green Peninsula Agencies SDN. BHD.	〃	〃	1,500	USD	7,763	30.00	USD	7,763		
	Kingtrans Intl. Logistics (Tianjin) Co., Ltd.	〃	〃	-	USD	2,102	20.00	USD	2,102		
	Dongbu Pusan Container Terminal Co. Ltd.	None	Financial assets carried at cost - non-current	300	USD	1,556	15.00	USD	1,556		
	Hutchison Inland Container Depots Ltd.	〃	〃	1	USD	1,492	7.50	USD	1,492		
	Colombo - South Asia Gateway Terminal	〃	〃	18,942	USD	2,412	5.00	USD	2,412		

Securities held by	Marketable securities	Relationship of the securities issuer with the Company	General ledger account	As of December 31, 2009						Remark
				Number of shares (in thousands)	Book value		Ownership (%)	Market value		
PT. Multi Bina Pura International	PT. Multi Bina Transport	Indirect subsidiary of the Peony	Long-term equity investment accounted for by the equity method	8	IDR	21,148,513	95.03	IDR	21,148,513	
Clove Holding Ltd.	Ample Holding LTD.	〃	〃	9	USD	30,497	90.00	USD	30,497	
	Island Equipment LLC.	〃	〃	-	USD	1,396	36.00	USD	1,396	
	Classic Outlook Investment Ltd.	Investee of the Clove accounted for by cost method	Financial assets carried at cost - non-current	-	USD	102,359	2.25	USD	102,359	
	Everup Profits Ltd.	〃	〃	-	USD	-	2.25	USD	-	
Ample Holding Ltd.	Colon Container Terminal S.A.	Investee of the Ample accounted for by the equity method	Long-term equity investment accounted for by the equity method	22,860	USD	66,114	40.00	USD	66,114	
Island Equipment LLC	Whitney Equipment LLC.	Investee of the Island accounted for by the equity method	〃	-	USD	1,048	100.00	USD	1,048	
	Hemlock Equipment LLC.	〃	〃	-	USD	2,974	100.00	USD	2,974	
Evergreen Marine (UK) Limited	Island Equipment LLC.	Investee of the EMU accounted for by the equity method	〃	-	GBP	314	15.00	GBP	314	
	Kingtrans Intl. Logistics (Tianjin) Co., Ltd.	〃	〃	-	GBP	929	20.00	GBP	929	
	Evergreen Shipping Agency (UK) Limited	Investee of the EMU accounted for by cost method	Financial assets carried at cost - non-current	-	GBP	-	100.00	GBP	-	
	Lloyd triestino UK Limited	〃	〃	-	GBP	-	100.00	GBP	-	
Armand Investment (Netherlands) N.V.	Armand Estate B.V.	Indirect subsidiary of the Peony	Long-term equity investment accounted for by the equity method	-	USD	12,444	100.00	USD	12,444	
Armand Estate B.V.	Taipei Port Container Terminal Corporation	Investee of the Armand Estate B.V. accounted for by the equity method	〃	41	USD	12,433	9.76	USD	12,433	

Securities held by	Marketable securities	Relationship of the securities issuer with the Company	General ledger account	As of December 31, 2009							Remark
				Number of shares (in thousands)	Book value		Ownership (%)	Market value			
Greencompass Marine S.A.	Lydia Capital Alternative Investment Fund	None	Financial assets at fair value - current	8	USD	450	-	USD	450		
	Financial bonds	〃	Held to-maturity-financial assets - non-current	50	USD	5,000	-	USD	5,000		
	Bonds	Investee of the company accounted for under the equity method	〃	18,200	USD	56,582	-	USD	56,582		
Evergreen Shipping Agency (Singapore) Pte Ltd.	RTW AIR SERVICES (S) PL	Investee of the EGS accounted for by cost method	Financial assets carried at cost - non-current	30	SGD	37	2.00	SGD	37		
Evergreen Shipping Agency (Thailand) Co., Ltd.	Green Siam Air Service Co.	Investee of the EGT accounted for by cost method	〃	4	THB	1,160	2.00	THB	1,160		
Evergreen Shipping Agency (Deutschland) GmbH	Evergreen Shipping Agency (Austria) GmbH	Investee of the EGD accounted for by cost method	〃	-	EUR	18	100.00	EUR	18		
	Zoll Pool Hafen Hamburg AG	〃	〃	10	EUR	10	6.25	EUR	10		
	Evergreen Shipping Agency (Switzerland) S.A.	〃	〃	-	EUR	69	100.00	EUR	69		

D.Purchases from or sales to related parties exceeding $100 million or 20% of the Company's paid-in capital for the year ended December 31, 2009

Purchaser/seller	Counterparty	Relationship with the Company	Transaction				Differences in transactions term compared to a third party transactions		Notes/accounts receivable (payable)		Remark
			Purchases/ Sales	Amount	% of total purchases/sales	Credit term	Unit price	Credit term	Balance	% of total notes/accounts receivable (payable)	
Greencompass Marine S.A.	Evergreen Marine Corp.	The parent	Sales	USD 7,483	0.63%	15~30 days	-	-	USD -	-	
	〃	〃	Purchases	USD 8,709	0.62%	15~30 days	-	-	USD -	-	
	Evergreen Marine (Hong Kong) Ltd.	Related party	Sales	USD 11,754	0.99%	15~30 days	-	-	USD -	-	
	〃	〃	Purchases	USD 14,867	1.05%	15~30 days	-	-	USD -	-	
	Evergreen International S.A.	Related party	Purchases	USD 42,057	2.98%	15~30 days	-	-	USD -	-	
	Evergreen Heavy Industrial Co., (Malaysia) Bhd.	Related party	Purchases	USD 11,125	0.79%	15~30 days	-	-	USD -	-	
	Evergreen International Corp.	Related party	Purchases	USD 3,471	0.25%	15~30 days	-	-	USD -	-	
Evergreen Heavy Industrial Co. , (Malaysia) Bhd	Evergreen Marine Corp.	The parent	Sales	MYR 37,428	47.88%	45 days	-	-	MYR -	-	
	Greencompass Marine S.A.	Related party	〃	MYR 38,242	48.92%	45 days	-	-	MYR -	-	
Evergreen Shipping Agency (Deutschland) GmbH	Evergreen Marine (UK) Ltd.	Related party	Sales	EUR 3,464	33.05%	None	-	-	EUR 258	3.17%	
	Evergreen International S.A.	〃	〃	EUR 3,090	29.47%	None	-	-	EUR 402	4.94%	

Purchaser/seller	Counterparty	Relationship with the Company	Transaction				Differences in transactions		Notes/accounts receivable		Remark
			Purchases/ Sales	Amount	% of total purchases/sales	Credit term	Unit price	Credit term	Balance	% of total notes/accounts receivable (payable)	
Evergreen Shipping Agency (Netherlands) B.V.	Evergreen Marine (UK) Limited	Related party	Sales	EUR 2,603	37.05%	None	-	-	EUR -	-	
Island Equipment LLC	Evergreen Marine Corp.	The parent	Sales	USD 12,080	70.40%	5 days	-	-	USD -	-	

E. Receivables from related parties exceeding $100 million or 20% of the Company's paid-in capital for the year ended December 31, 2009

Creditor	Counterparty	Relationship with the Company	Balance	Turnover rate	Overdue receivables		Amount received subsequent to the balance sheet date	Allowance for bad debts
					Amount	Action Taken		
Greencompass Marine S.A.	Evergreen Shipping (Spain) S.L.	Related party	USD 4,783		$ -	-	USD 4,783	$ -
	Evergreen Shipping Agency (Italy) S.p.A.	〃	USD 6,482		-	-	USD 6,482	-
	Evergreen International Corp.	Investee of the Company's major shareholder	USD 4,982		-	-	USD 4,982	-

E. Derivative financial instruments transactions:

Greencompass Marine S. A. and Evergreen Marine (UK) Limited -investees of the Company- are engaged in interest rate swaps and Cross Currency Swaps in order to hedge the risks resulting from the fluctuation of interest rates and exchange rates. As of December 31, 2009, the outstanding derivative instruments are as follows:

	December 31, 2009	
Derivative instruments	Notional Principal (Contractual Amount)	Fair Value
Interest rate swaps (IRS)	USD 42,130	(USD 7,929)
Cross Currency Swaps (CCS)	USD 1,855	USD 289

(3)Disclosure of information on indirect investments in Mainland China

Investee in Mainland China	Main activities	Paid-in Capital	Investment method (Note 1)	Accumulated amount of remittance to Mainland China as of January 1, 2009	Amount remitted		Accumulated amount of remittance to Mainland China as of December 31, 2009	Ownership held by the Company (direct/ indirect)	Investment income (loss) recognized by the Company for the year ended December 31, 2009 (Note 2)	Book value of investment in Mainland China as of December 31, 2009	Accumulated amount of investment income remitted back to Taiwan as of December 31, 2009
					to Mainland China	back to Taiwan					
Shanghai Jifa Logistics Co., Ltd.	Inland container transportation, container storage, loading, discharging, leasing, repair, clearing, and related activities	RMB 271,565	(2)	$ 192,999 (USD 6,000)	-	353,173 (USD 10,935)	$ -	-	$ -	$ -	$ -
Ningbo Victory Container Co., Ltd.	Inland container transportation, container storage, loading, and discharging	RMB 24,119	(2)	$ 32,745 (USD 1,018)	-	-	$ 32,745 (USD 1,018)	40.00	$ 13,234 (USD 401)	$ 73,916 (USD 2,298)	-
Qingdao Evergreen Container Storage & Transportation Co., Ltd.	Inland container transportation, container storage, loading, and discharging	RMB 92,500	(2)	$ 143,044 (USD 4,447)	-	-	$ 143,044 (USD 4,447)	40.00	$ 29,229 (USD 885)	$ 216,077 (USD 6,717)	-
Shenzhen Greentrans Transportation Co., Ltd.	Inland container loading, discharging, restore, repair, clearing, and related activities	RMB 44,960	(2)	$ 100,810 (USD 3,134)	-	-	$ 100,810 (USD 3,134)	55.00	($ 364) (-USD 11)	$ 110,394 (USD 3,432)	-
Shenzhen Hutchison Inland Container Depots Co., Ltd.	Inland container yards	HKD 92,000	(2)	$ 26,148 (HKD 6,304)	-	-	$ 26,148 (HKD 6,304)	6.85	$ -	$ 26,148 (HKD 6,304)	-

Investee in Mailand China	Main activities	Paid-in Capital	Investment method (Note1)	Accumulated amount of remittance to Mainland China as of January 1, 2009	Amount remitted		Accumulated amount of remittance to Mainland China as of December 31, 2009	Ownership held by the Company (direct/ indirect)	Investment income (loss) recognized by the Company for the year ended December 31, 2009 (Note 2)	Book value of investment in Mainland China as of December 31, 2009	Accumulated amount of investment income remitted back to Taiwan as of December 31, 2009
					to Mainland China	back to Taiwan					
Kingtrans Intl. Logistics (Tianjin) Co., Ltd.	Inland container transportation, container storage, loading, discharging, leasing, repair, cleaning, and related activities	RMB 77,929	(2)	$ 128,666 (USD 4,000)	$ -	-	$ 128,666 (USD 4,000)	30.20	($ 2,502) (-USD 76)	$ 135,237 (USD 4,204)	$ -

Balance of investments in Mainland China as of December 31, 2009	Investment Amount Approved by the Investment Commission of the Ministry of Economic Affairs (MOEA) (Note 3)	Quota of Investments in Mainland China imposed by the Investment Commission of the Ministry of Economic Affairs (MOEA)
$431,413 (USD 12,599) (HKD 6,304)	$1,160,953 (USD 36,092)	$32,670,958

(Net worth of the Company:NT$54,451,597)

Note 1:Investment in Mainland China can be conducted by the following ways:

(1) Remitting the funds to Mainland China via a third country

(2) Via a new investee to be set up in a third country

(3) Via an existing investee set up in a third country

(4) Investing directly in Mainland China

(5) Others

Note 2:Investment income (loss) for the year

(1) Denotes that the investee is still in the start-up stage.

(2) Denotes the basis on which the investment income (loss) is recognized.

(a) Based on the investee's financial statements audited by an international accounting firm other than the Company's auditor

(b) Based on the investee's financial statements audited by the Company's auditor

(c) Others

Note 3:The amount in the table should be stated in New Taiwan Dollars.

12.SEGMENT INFORMATION

(1)Financial information by industries

The Company is engaged in only one single industry, i.e. international marine transportation and shipping agency. Therefore, no disclosure is required.

(2)Financial information by geographical areas

The Company is engaged in international marine transportation; however, its foreign-port formalities regarding arrival and departure of ships, cargo stevedoring and forwarding, collection of freight, and payment of expenses incurred in foreign ports are handled by overseas shipping agents. Therefore, no disclosure is required.

(3)Export information

As the Company is engaged in international marine transportation, every vessel sails between the major harbors in the world. Therefore, no export sales are reported.

(4)Information on major customers

The Company provides services to customers all over the world. No single customer of the Company accounts for more than 10% of the Company's operating revenues.



EVERGREEN

EVERGREEN MARINE CORP. (TAIWAN) LTD.

166, SEC. 2. MINSHENG E. ROAD, 104, TAIPEI, TAIWAN, R.O.C.
TEL: (02) 25057766 (10 LINES)
TELEX:11476 EVERMARINE. 21567 EVERMARINE

Division of Corporation Finance,
Securities and Exchange Commission,
450 Fifth Street, N.W.,
Washington, D.C.20549

July 26, 2010

Re: The information required by Rule 12g3-2(b)
from Evergreen Marine Corporation
(Taiwan) Ltd. (" the Company ")

Dear Sir / Madam,

Attached hereto is the English version that the Company had published, filed or distributed from January 1, 2010 to June 30, 2010 for your file.

If you have any question, please feel free to contact the undersigned.
(886-2-2500-2302 or gracehsieh@evergreen.com.tw)

Very truly yours,

Grace Shu-Hui Hsieh
Stock Department

EVERGREEN MARINE CORPORATION (TAIWAN) LTD.

List of Information Referred to in Paragraph (b)(1)(I) of Rule 12g3-2(b) under the United States Securities Exchange Act of 1934, Published, Filed or Distributed from January 1, 2010 to June 30, 2010

1. Press release or notices

A. Announcement of certain significant matters (summary English version as attachment 1-A)

2. Reports released publicly on the website: http://mops.twse.com.tw

A. Monthly operation statements from January 1, 2010 to June 30, 2010 (brief English description as attachment 2-A)

Attachment 1- A

Announcement of Certain Significant Matters of Evergreen Marine Corporation (Taiwan) Ltd. (Brief English Description)

1. Date: February 23, 2010
   To announce that Evergreen International S.A., the shareholder of the Company, nominated Ms. Liou Meng-Fen to replace Mr. Yeh, Shun-Li as its representative and the director of the Company from February 23, 2010.

2. Date: February 25, 2010
   To announce that Evergreen International S.A., the shareholder of the Company, nominated Mr. Wang, Chung-Jinn to replace Ms. Liou Meng-Fen as its representative and the director of the Company from February 25, 2010.

3. Date: February 25, 2010
   To announce that Evergreen Airline Services Corp., the shareholder of the Company, nominated Ms. Liou Meng-Fen to replace Mr. Wang, Long-Shung as its representative and the director of the Company from February 25, 2010.

4. Date: February 26, 2010
   To announce that Mr. Yen, Ho-Yao was elected by the Board of directors of the Company as the new vice chairman of the board from March 1, 2010.

5. Date: February 26, 2010
   To announce that the Board of directors of the Company appointed Mr. Wang, Chung-Jinn to replace Mr. Yen, Ho-Yao as the President and Spokesman of the Company from March 1, 2010.

6. Date: March 19, 2010
   To announce for convening 2010 Annual General Meeting of Shareholders at 9:00a.m. on June 18, 2010 at 15F, No.163, Shin-nan Rd., Sec. 1, Luchu, Taoyuan Hsien, Taiwan, R.O.C.

7. Date: March 19, 2010
   To announce that the suspension period for conversion of the 3rd domestic unsecured convertible corporate bonds is from April 20 to June 18, 2010, and the suspension period for exchange of the 1st domestic secured exchange corporate bonds is from April 17 to June 15, 2010.

8. Date: June 18, 2010

   To announce the important resolutions resolved by 2010 shareholders' meeting as follows:

   (1) To approve the 2010 business report and financial statements.

   (2) To approve the distribution of dividends and bonuses:
   It shall not allocate dividends, remuneration to directors and supervisors and bonus to employees.

   (3) To approve the amendment of the "Procedures for Fund Lending, Endorsement and Guarantee".

Attachment 2-A

Monthly Operation Statements of Evergreen Marine Corporation (Taiwan) Ltd. (Brief English Description)

1. Statements of operation for January 2010 (publicly announced on the website: http://mops.twse.com.tw)

   Date: February 10, 2010
   Net operating revenue: NTD 1,164,396,000
   Amount of Endorsements/Guarantees: NTD 44,906,125,000
   Balance of Third-Party Loan: NTD 0

2. Statements of operation for February 2010 (publicly announced on the website: http://mops.twse.com.tw)

   Date: March 10, 2010
   Net operating revenue: NTD 1,328,363,000
   Amount of Endorsements/Guarantees: NTD 44,672,839,000
   Balance of Third-Party Loan: NTD 0

3. Statements of operation for March 2010 (publicly announced on the website: http://mops.twse.com.tw)

   Date: April 10, 2010
   Net operating revenue: NTD 1,215,230,000
   Amount of Endorsements/Guarantees: NTD 44,208,021,000
   Balance of Third-Party Loan: NTD 0

4. Statements of operation for April 2010 (publicly announced on the website: http://mops.twse.com.tw)

   Date: May 10, 2010
   Net operating revenue: NTD 1,460,527,000
   Amount of Endorsements/Guarantees: NTD 43,649,711,000
   Balance of Third-Party Loan: NTD 0

5. Statements of operation for May 2010 (publicly announced on the website: http://mops.twse.com.tw)

   Date: June10, 2010
   Net operating revenue: NTD 1,439,295,000
   Amount of Endorsements/Guarantees: NTD 45,202,234,000
   Balance of Third-Party Loan: NTD 0

6. Statements of operation for June 2010 (publicly announced on the website: http://mops.twse.com.tw)

   Date: July 10, 2010
   Net operating revenue: NTD 1,982,191,000
   Amount of Endorsements/Guarantees: NTD 44,973,888,000
   Balance of Third-Party Loan: NTD 0